                                                                FILE NO. 1-3431
                                                                REGULATION BW
                                                                RULE 3




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF

              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT







                   With respect to one or more proposed issues
                         of debt securities of the Bank





                    Filed pursuant to Rule 3 of Regulation BW




                             Dated: October 9, 2001

        The following information is being filed pursuant to Rule 3 of Regulation BW with respect to one or more proposed issues of debt securities of the International Bank for Reconstruction and Development. As authorized by Rule 4 of Regulation BW, certain information is to be provided in the form of an Information Statement, attached as Exhibit A. Certain information specified in Schedule A to Regulation BW is not available at the date of this Report.

             Items 1-6.   Not yet known.  This information will be included in
                          the prospectus for a particular issue.

             Item 7.      EXHIBIT

                          Exhibit A: Information Statement dated September 17,
                          2002.


                                                                       EXHIBIT A

                             INFORMATION STATEMENT

                     INTERNATIONAL BANK FOR RECONSTRUCTION

                                AND DEVELOPMENT

                               [WORLD BANK LOGO]

The International Bank for Reconstruction and Development (IBRD) intends from time to time to issue its notes and bonds with maturities and on terms determined by market conditions at the time of sale. The notes and bonds may be sold to dealers or underwriters, who may resell them, or they may be sold by IBRD directly or through agents.

The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, if any, purchase price to be paid to IBRD, any terms for redemption or other special terms, form and denomination of such notes and bonds, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such notes and bonds being offered at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement.

Except as otherwise indicated, in this Information Statement (1) all amounts are stated in current United States dollars translated as indicated in the Notes to Financial Statements Translation of Currencies and (2) all information is given as of June 30, 2002.

                          AVAILABILITY OF INFORMATION

This Information Statement will be filed with the U.S. Securities and Exchange Commission electronically through the EDGAR system and will be available at the Internet address http://www.sec.gov/edgarhp.htm.

Upon request, IBRD will provide additional copies of this Information Statement without charge. Written or telephone requests should be directed to IBRD's main office at 1818 H Street, N.W., Washington, D.C. 20433, Attention: Banking, Capital Markets & Financial Engineering, tel: (202) 477-2880, or to IBRD's Tokyo office at Fukoku Seimei Building 10F, 2-2-2 Uchisaiwai-cho, Chiyoda-ku, Tokyo 100, Japan, tel: (813) 3597-6650.

The Information Statement is also available on IBRD's Investor Relations website at http:// www.worldbank.org/debtsecurities/. Other documents and information on IBRD's website are not intended to be incorporated by reference in this Information Statement.
--------------------------------------------------------------------------------

RECIPIENTS OF THIS INFORMATION STATEMENT SHOULD RETAIN IT FOR FUTURE REFERENCE, SINCE IT IS INTENDED THAT EACH PROSPECTUS AND ANY SUPPLEMENTAL INFORMATION STATEMENT ISSUED AFTER THE DATE HEREOF WILL REFER TO THIS INFORMATION STATEMENT FOR A DESCRIPTION OF IBRD AND ITS FINANCIAL CONDITION, UNTIL A SUBSEQUENT INFORMATION STATEMENT IS FILED.
--------------------------------------------------------------------------------

September 17, 2002

                              SUMMARY INFORMATION
                AS OF JUNE 30, 2002, UNLESS OTHERWISE INDICATED

The International Bank for Reconstruction and Development (IBRD) is an international organization established in 1945 and owned by its member countries. IBRD's main goal is reducing poverty by promoting sustainable economic development. It pursues this goal primarily by providing loans, guarantees and related technical assistance for projects and programs in its developing member countries. The five largest of IBRD's 184 shareholders (including East Timor, which joined IBRD on July 23, 2002) are the United States (with 16.4% of the total voting power), Japan (7.9%), Germany (4.5%), France (4.3%) and the United Kingdom (4.3%).

The financial strength of IBRD is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it has received from its members and in the record of its member country borrowers in meeting their debt service obligations to IBRD. IBRD's financial policies and practices have led it to build reserves, to diversify its funding sources, to hold a large portfolio of liquid investments and to limit market and credit risk. In this environment, IBRD has achieved consistent profitability, earning profits every year since 1948. Net income for the fiscal year ended June 30, 2002 was $2,778 million including a FAS 133 adjustment of $854 million. This represents a net return of 1.87% on average earning assets. For management purposes, IBRD prepares current value financial statements. These statements present IBRD's estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. On a current value basis, the net return on average earning assets was 1.86%.

EQUITY AND BORROWINGS

EQUITY. IBRD's shareholders have subscribed to $189.5 billion of capital, $11.5 billion of which has been paid in and the remainder of which is callable if needed. The callable portion may be called only to meet IBRD's obligations for borrowings or guarantees; it may not be used for making loans. IBRD's equity also included $22.2 billion of retained earnings. The equity-to-loans ratio was 22.90%. On a currrent value basis, the equity-to-loans ratio was 23.10%.

BORROWINGS. IBRD diversifies its borrowings by currency, country, source and maturity to provide flexibility and cost-effectiveness in funding. It has borrowed in all of the world's major capital markets, as well as directly from member governments and central banks. IBRD's outstanding borrowings of $110.3 billion, before swaps, were denominated in 30 currencies or currency units and included $4.9 billion of short-term borrowings.

ASSETS

LOANS. Most of IBRD's assets are loans, which totaled $121.6 billion outstanding. According to its Articles of Agreement, IBRD may only make loans directly to, or guaranteed by, a member country. IBRD's Articles also limit the total amount of loans and guarantees IBRD can extend. Projects financed by IBRD loans are required to meet IBRD's standards for technical, economic, financial, institutional and environmental soundness, and loans are made only to countries deemed creditworthy. It is IBRD's practice not to reschedule interest or principal payments on its loans. However, during fiscal year 2001, IBRD's Executive Directors authorized IBRD to enter into an agreement with the Federal Republic of Yugoslavia (FRY) with respect to a plan for the clearance of arrears under loans to the former Socialist Federal Republic of Yugoslavia for which FRY accepted liability. Under the arrears clearance plan, FRY's principal and interest arrears were consolidated into six new IBRD loans in fiscal year 2002. IBRD has never written off a loan.

Loans in nonaccrual status totaled 2.3% of IBRD's loan portfolio and represented loans made to or guaranteed by six countries. IBRD's accumulated loan loss provision was equivalent to 3.4% of its total loans outstanding.

LIQUID INVESTMENTS. IBRD holds a portfolio of liquid investments to help ensure that it can meet its financial commitments and to retain flexibility in timing its market borrowings. Its liquid investments portfolio totaled $24.9 billion. IBRD's policy is to hold liquid balances that meet or exceed a specified minimum amount at all times during a fiscal year. The minimum amount is equivalent to the highest consecutive six months of IBRD's expected debt service obligations plus one-half of net approved loan disbursements, as projected for that year. For fiscal year 2003, the minimum amount has been set at $18 billion.

RISK MANAGEMENT

IBRD seeks to avoid exchange rate risks by matching its liabilities in various currencies with assets in those same currencies and by matching the currency composition of its equity to that of its outstanding loans. IBRD also limits its interest rate risk in its loans and in its liquidity portfolio.

IBRD uses derivatives, including currency and interest rate swaps, in connection with its operations in order to reduce borrowing costs, improve investment returns and better manage balance sheet risks. The amounts receivable and payable under outstanding currency and interest rate swaps totaled $76.7 and $78.6 billion, respectively. The notional principal amount of outstanding interest rate swaps totaled $89.9 billion. The credit exposures on swaps are controlled through specified credit-rating requirements for counterparties and through netting and collateralization arrangements.

         THE ABOVE INFORMATION IS QUALIFIED BY THE DETAILED INFORMATION
  AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS INFORMATION STATEMENT.

--------------------------------------------------------------------------------

Throughout the Information Statement, terms in BOLDFACE type are defined in the Glossary of Terms on page 45.
--------------------------------------------------------------------------------

THE INFORMATION STATEMENT CONTAINS FORWARD LOOKING STATEMENTS WHICH MAY BE IDENTIFIED BY SUCH TERMS AS "ANTICIPATES", "BELIEVES", "EXPECTS", "INTENDS" OR WORDS OF SIMILAR MEANING. SUCH STATEMENTS INVOLVE A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT ARE BASED ON CURRENT EXPECTATIONS, WHICH ARE SUBJECT TO RISKS AND UNCERTAINTIES BEYOND IBRD'S CONTROL. CONSEQUENTLY, ACTUAL FUTURE RESULTS COULD DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED.
--------------------------------------------------------------------------------

------------------------------------
        ACRONYMS FOR REGIONS

AFR  Africa
EAP  East Asia and Pacific
ECA  Europe and Central Asia
LCR  Latin America and the Caribbean
MNA  Middle East and North Africa
SAR  South Asia
------------------------------------

                             1. FINANCIAL OVERVIEW

The International Bank for Reconstruction and Development (IBRD) is an international organization established in 1945 and is owned by its member countries. IBRD's main goals are promoting sustainable economic development and reducing poverty. It pursues these goals primarily by providing loans, guarantees and related technical assistance for projects and programs in its developing member countries. IBRD's ability to intermediate funds from international capital markets for lending to its developing member countries is an important element in achieving its development goals. IBRD's objective is not to maximize profit, but to earn adequate net income to ensure its financial strength and to sustain its development activities. BOX 1 presents selected financial data for the last five fiscal years.

The financial strength of IBRD is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it has received from its members and in the record of its borrowing members in meeting their debt-service obligations to it. IBRD's financial policies and practices have led it to build reserves, to diversify its funding sources, to hold a large portfolio of liquid investments, and to limit a variety of risks, including credit, market and liquidity risks.

IBRD's principal assets are its loans to member countries. The majority of IBRD's outstanding loans are priced on a cost pass-through basis, in which the cost of funding the loans, plus a lending spread, is passed through to the borrower.

To raise funds, IBRD issues debt securities in a variety of currencies to both institutional and retail investors. These borrowings, together with IBRD's equity, are used to fund its lending and investment activities, as well as general operations.

IBRD holds its assets and liabilities primarily in U.S. dollars, euro and Japanese yen. IBRD mitigates its exposure to exchange rate risks by matching the currencies of its liabilities and equity with those of its assets. However, the reported levels of its assets, liabilities, income and expense in the financial statements are affected by exchange rate movements of major currencies compared to IBRD's reporting currency, the U.S. dollar. Because IBRD matches the currencies of its equity with those of its loans, the fluctuations captured in the cumulative translation adjustment for purposes of financial statement reporting do not significantly impact IBRD's RISK-BEARING CAPACITY.

Lending commitments in FY 2002 were $11.5 billion, which was higher than the FY 2001 level of $10.5 billion and the FY 2000 level of $10.9 billion.

In the context of assessing changes in IBRD's operating environment, it is management's practice to recommend each year the allocation of net income to augment reserves, waivers of loan charges to benefit eligible borrowers, and grants from net income to support developmental activities.

FY 2002 operating income was $1,924 million, $780 million higher than the preceding year. This increase in operating income correspondingly increased IBRD's return on equity and net return on average earning assets before the effects of FAS 133.(a) The major reason for the increase in operating income was a reduction in the provision for loan losses of $691 million, as arrears clearances from borrowers in the nonaccrual portfolio more than offset a further deterioration in the credit quality of the accrual portfolio. See discussion in
Section 6, Financial Risk Management--Country Credit Risk.

Loan interest income, investment income, and borrowing costs were all affected by the decrease in interest rates in FY 2002. Loan interest income, net of funding costs, increased by $182 million due primarily to the interest rate repricing lag inherent in the cost pass-through loans and the decrease in the interest waiver rate on OLD LOANS. In contrast, investment income net of funding costs decreased by $108 million due primarily to lower mark-to-market gains in the investment portfolio in FY 2002 as compared to FY 2001. Borrowings funding these investments are not marked to market.

---------

a. For the purposes of this document, FAS 133 refers to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" along with its related amendments, and International Accounting Standard No. 39. "Financial Instruments: Recognition and Measurement". These standards were adopted by IBRD in FY 2001.

On August 8, 2002, the Executive Directors approved the allocation of $1,291 million of FY 2002 net income to the General Reserves, and recommended to IBRD's Board of Governors the transfers of $540 million from unallocated net income to other development purposes. In addition, the Executive Directors approved that for FY 2003, the interest waiver will be maintained at 5 basis points for OLD LOANS and 25 basis points for NEW LOANS. Waivers of 50 basis points on commitment charges for FY 2003 were also maintained at the FY 2002 level.

                             2. BASIS OF REPORTING

FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in accordance with generally accepted accounting principles (GAAP) in the United States of America and International Accounting Standards (together referred to in this document as the 'reported basis').

As allowed by FAS 133, IBRD has marked all derivative instruments, as defined by FAS 133, to fair value, with changes in the fair value being recognized immediately in earnings.

Although FAS 133 allows hedge accounting for certain qualifying hedging(a) relationships, when these criteria are applied to IBRD's financial instrument portfolios, certain of the hedged instruments would be carried at fair value, while other similar hedged instruments would be carried at amortized cost. Upon adoption of the new standards, IBRD elected not to define any qualifying hedging relationships. While IBRD believes that its hedging strategies achieve its objectives, the application of FAS 133 qualifying hedge criteria would not make fully evident the risk management strategy that IBRD employs.

MANAGEMENT REPORTING

For management reporting purposes, IBRD prepares current value financial statements.

In implementing its risk management strategy, IBRD makes extensive use of derivatives to manage the interest rate and currency risks associated with its financial assets and liabilities. IBRD uses derivative instruments for asset/liability management of individual positions and portfolios, and to reduce borrowing costs.

IBRD's funding operations are designed to meet a major organizational objective of providing lower cost funds to borrowing members. Because of the extent of IBRD's long-dated funding, the reported volatility under FAS 133 may be more acute than for many other financial institutions. FAS 133 adjustments may significantly affect reported results in each accounting period, depending on changes in market rates. However, IBRD believes that its funding and asset/liability management strategies accomplish its objectives of protection from market risk and provision of lower cost funding, and that a current value basis provides more meaningful information for risk management and management reporting.

IBRD believes that a current value presentation better reflects the economic value of all of its financial instruments. The basis for the current value model is the present value of expected cash flows based on an appropriate discount rate. The model incorporates available market data in determining the cash flow and discount rates for each instrument. The current value financial statements do not purport to present the net realizable, liquidation, or market value of IBRD as a whole.

CURRENT VALUE BASIS

The Condensed Current Value Balance Sheets in TABLE 1 present IBRD's estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. The current year's Condensed Current Value Balance Sheet is presented with a reconciliation to the reported basis.

IBRD's Condensed Current Value Comprehensive Statements of Income, with a reconciliation to the reported basis at June 30, 2002, are presented in TABLE 2.

A summary of the effects on net income of the current value adjustments in the balance sheet is presented in TABLE 3.

---------

a. Hedging is a risk management technique of entering into offseting commitments to eliminate or minimize the impact of adverse movements in the value or cash flow of a financial instrument.

BOX 1: SELECTED FINANCIAL DATA
As of or for the Year Ended June 30
IN MILLIONS OF U.S DOLLARS, EXCEPT RATIO AND RETURN DATA IN PERCENTAGES

-----------------------------------------------------------------------------------------------------
                                                   2002       2001
                                                 --------   --------
CURRENT VALUE BASIS
Net Income.....................................    2,853      1,460
  of which current value adjustment............      881        367
Net Return on Average Earning Assets...........     1.86       0.89(a)
Return on Equity...............................    10.07       4.98(a)
Equity-to-Loans Ratio..........................    23.10      21.43
Cash and Liquid Investments(b).................   25,056     24,407
Loans Outstanding..............................  126,454    123,062
Borrowings Outstanding(c)......................  114,502    110,290
Total Equity...................................   32,466     29,744

-----------------------------------------------------------------------------------------------------
                                                   2002       2001       2000       1999       1998
                                                 --------   --------   --------   --------   --------
REPORTED BASIS
Loan Income....................................    6,861      8,143      8,153      7,649      6,881
Provision for Loan Losses......................       15       (676)       166       (246)      (251)
Investment Income..............................      734      1,540      1,589      1,684      1,233
Borrowing Expenses.............................   (4,903)    (7,152)    (7,128)    (6,846)    (6,144)
Net Noninterest Expense........................     (783)      (711)      (789)      (723)      (476)
Operating Income...............................    1,924      1,144      1,991      1,518      1,243
Effects of applying FAS 133....................      854        345
Net Income.....................................    2,778      1,489      1,991      1,518      1,243

Net Return on Average Earning Assets(d,e)......     1.30       0.78       1.34       1.05       0.96
  after the effects of FAS 133.................     1.87       0.87(f)

Gross Return on:
    Average Earning Assets(d)..................     5.13       6.61       6.53       6.47       6.29
    Average Outstanding Loans(d)...............     5.60       6.67       6.71       6.58       6.43
    Average Cash and Investments...............     2.87       6.28       5.74       6.00       5.63
Cost of Average Borrowings (after swaps)(e)....     4.23       6.18       5.92       5.92       6.01
  after the effects of FAS 133.................     3.53     6.12(f)
Interest Coverage(e)...........................     1.39       1.16       1.28       1.22       1.20
  after the effects of FAS 133.................     1.69       1.18(f)
Return on Equity(e)............................     7.09       4.33       7.73       6.16       5.29
  after the effects of FAS 133.................     9.75       4.63(f)
Equity-to-Loans Ratio(g).......................    22.90      21.51      21.31      20.71      21.49

Total Assets...................................  227,745    222,841    228,539    230,445    204,808
Cash and Liquid Investments(b,h)...............   25,056     24,407     24,331     30,122     24,837
Loans Outstanding..............................  121,589    118,866    120,104    117,228    106,576
Accumulated Provision for Loan Losses..........   (4,078)    (3,959)    (3,400)    (3,560)    (3,240)
Borrowings Outstanding(c)......................  110,263    106,757    110,379    115,739    103,477
Total Equity...................................   32,313     29,570     29,289     28,021     26,514
-----------------------------------------------------------------------------------------------------

a. Excludes the one-time cumulative effect of the adoption of the current value basis of accounting.

b.  Excludes restricted cash.

c.  Outstanding borrowings, before swaps, net of premium/discount.

d.  Includes income from commitment charges.

e. Amounts are presented before the effects of FAS 133 to facilitate comparison to prior years.

f.  Excludes the one-time cumulative effect of the adoption of FAS 133.

g. Before the effects of FAS 133. See Section 5, Funding Resources-Equity for additional discussion.

h.  Includes investments designated as held-to-maturity for fiscal year 1998.
--------------------------------------------------------------------------------

    TABLE 1: CONDENSED CURRENT VALUE BALANCE SHEETS AT JUNE 30, 2002 AND JUNE 30, 2001 (UNAUDITED).

IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------------
                                                   JUNE 30, 2002                     JUNE 30, 2001
                                   ----------------------------------------------   ---------------
                                              REVERSAL OF    CURRENT     CURRENT
                                   REPORTED     FAS 133       VALUE       VALUE      CURRENT VALUE
                                    BASIS       EFFECTS     ADJUSTMENT    BASIS          BASIS
                                   --------   -----------   ----------   --------   ---------------
Due from Banks...................  $  1,083                              $  1,083      $    685
Investments......................    26,076                                26,076        24,490
Loans Outstanding................   121,589                   $4,865      126,454       123,062
Less Accumulated Provision for
  Loan Losses and Deferred Loan
  Income.........................    (5,514)                               (5,514)       (4,459)
Swaps Receivable
  Investments....................     9,932                                 9,932        11,043
  Borrowings.....................    66,052     $(2,821)       2,821       66,052        63,326
  Other Asset/Liability..........       727          (1)           1          727           728
Other Assets.....................     7,800                     (473)       7,327         7,673
                                   --------     -------       ------     --------      --------
    Total Assets.................  $227,745     $(2,822)      $7,214     $232,137      $226,548
                                   ========     =======       ======     ========      ========
Borrowings.......................  $110,263     $  (354)      $4,593     $114,502      $110,290
Swaps Payable
  Investments....................    10,819                                10,819        10,791
  Borrowings.....................    66,994      (1,254)       1,254       66,994        68,051
  Other Asset/Liability..........       758           1           (1)         758           701
Other Liabilities................     6,598                                 6,598         6,971
                                   --------     -------       ------     --------      --------
Total Liabilities................   195,432      (1,607)       5,846      199,671       196,804
Paid in Capital Stock............    11,476                                11,476        11,476
Retained Earnings and Other
  Equity.........................    20,837      (1,215)       1,368       20,990        18,268
                                   --------     -------       ------     --------      --------
  Total Liabilities and Equity...  $227,745     $(2,822)      $7,214     $232,137      $226,548
                                   ========     =======       ======     ========      ========
---------------------------------------------------------------------------------------------------

    TABLE 2: CONDENSED CURRENT VALUE COMPREHENSIVE STATEMENTS OF INCOME FOR THE YEARS ENDED JUNE 30, 2002 AND JUNE 30, 2001 (UNAUDITED).

IN MILLIONS OF U.S. DOLLARS
------------------------------------------------------------------------------------------------
                                                      FY 2002                         FY 2001
                                    --------------------------------------------   -------------
                                                     ADJUSTMENTS   CURRENT VALUE   CURRENT VALUE
                                                     TO CURRENT    COMPREHENSIVE   COMPREHENSIVE
                                    REPORTED BASIS      VALUE          BASIS           BASIS
                                    --------------   -----------   -------------   -------------
Income from Loans.................      $6,861                        $6,861          $8,143
Income from Investments, net......         734         $   48            782           1,489
Other Income......................         277                           277             326
                                        ------         ------         ------          ------
  Total Income....................       7,872             48          7,920           9,958
                                        ------         ------         ------          ------
Borrowing Expenses................       4,903                         4,903           7,152
Administrative Expenses...........       1,052                         1,052           1,028
Provision for Loan Losses.........         (15)            15             --              --
Other Expenses....................           8                             8               9
                                        ------         ------         ------          ------
  Total Expenses..................       5,948             15          5,963           8,189
                                        ------         ------         ------          ------
Operating Income..................       1,924             33          1,957           1,769
Current Value Adjustments.........                        881            881             367
Provision for Loan Losses--Current
  Value...........................                         15             15            (676)
Effects of applying FAS 133.......         854           (854)            --              --
                                        ------         ------         ------          ------
Net Income........................      $2,778         $   75         $2,853          $1,460
                                        ======         ======         ======          ======
------------------------------------------------------------------------------------------------

    TABLE 3: SUMMARY OF CURRENT VALUE ADJUSTMENTS

IN MILLIONS OF U.S. DOLLARS
-------------------------------------------------------------------------------------------------------------------
                                                                                                   TOTAL INCOME
                                             BALANCE SHEET EFFECTS AS OF JUNE 30, 2002           STATEMENT EFFECT
                                       ------------------------------------------------------   -------------------
                                                                    OTHER         LESS PRIOR       FY         FY
                                        LOANS     BORROWINGS   ASSET/LIABILITY   YEAR EFFECTS     2002       2001
                                       --------   ----------   ---------------   ------------   --------   --------
Total Current Value Adjustments on
  Balance Sheet......................   $4,865     $ (3,499)          $2            $ (801)(a)    $567      $ 685
Unrealized Gains (losses) on
  Investments(b).....................                                                              (48)        51
Currency Translation Adjustment(c)...                                                              362       (485)
Transition Adjustment................                                                                         116
                                                                                                  ----      -----
Total Current Value Adjustments......                                                             $881      $ 367
                                                                                                  ====      =====
-------------------------------------------------------------------------------------------------------------------

    a. Includes $116 million representing a one-time cumulative effect of recording the adoption, on July 1, 2000, of the current value basis of accounting.

    b. Unrealized gains on the investment portfolio have been moved from Operating Income under the reported basis and included as part of current value adjustments for current value reporting.

    c. The currency translation effects have been moved from Other Comprehensive Income under the reported basis and included in Comprehensive Current Value Net Income for purposes of current value reporting.

CURRENT VALUE BALANCE SHEETS

LOAN PORTFOLIO

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD. The current value amount of loans incorporates management's best estimate of the probable expected cash flows of these instruments to IBRD.

The current value of all loans is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the applicable market yield curves for IBRD's funding cost, plus IBRD's lending spread, adjusted for interest waivers.

The current value also includes IBRD's assessment of the appropriate credit risk, considering its history of payment receipts from borrowers. IBRD has always eventually collected all contractual principal and interest due on its loans. However, IBRD has suffered losses resulting from the difference between the discounted present value of payments for interest and charges, according to the loan's contractual terms, and the actual timing of cash flows. To recognize the risk inherent in these and any other potential overdue payments, IBRD adjusts the value of its loans through its loan loss provision.

The $4,865 million ($4,196 million--June 30, 2001) positive adjustment to IBRD's loan balance from the reported basis to the current value basis reflects the fact that the loans in the portfolio, on average, carry a higher rate of interest than the present discount rate, which represents the rate at which IBRD would currently originate a similar loan.

INVESTMENT PORTFOLIO

Under both the reported and current value basis, the investment securities and related financial instruments held in IBRD's trading portfolio are carried and reported at fair value. Fair value is based on market quotations; instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

BORROWINGS PORTFOLIO

The current value of borrowings includes the value of the debt securities and the financial derivative instruments associated with the borrowings portfolio. The current value is calculated based on market data using market-based methodologies. The current value of IBRD's instruments in this portfolio is predominantly based on discounted cash flow techniques. The $3,499 million ($3,397 million--June 30, 2001) increase in the borrowings portfolio due to current value adjustments results from the fact that the average cost of the borrowings portfolio is higher than the rate at which IBRD could currently obtain funding.

CURRENT VALUE COMPREHENSIVE STATEMENTS OF INCOME

CURRENT VALUE ADJUSTMENTS

The net current value adjustment of $881 million for the year ended June 30, 2002 ($367 million--June 30, 2001) represents the change in the current value of all of IBRD's financial instruments during the fiscal year. The current value adjustment reflects changes in both interest rates and currency exchange rates. For the year ended June 30, 2001, the current value adjustment included a transition adjustment of $116 million, which was the cumulative effect of the adoption of the current value basis of accounting on July 1, 2000.

During the year ended June 30, 2002, the net increase in the current value adjustments on the balance sheet was $567 million. This increase is the result of a $669 million increase in the mark to current value on the loan portfolio, offset by a $102 million increase in the mark to current value on borrowings.

For purposes of the current value presentation, all unrealized gains and losses are presented as current value adjustments. Therefore, the change in the mark-to-market unrealized losses on the investments of $48 million as well as a reduction in the provision for loan losses of $15 million are presented as part of the adjustment related to current value.

The increase in the current value adjustment from FY 2001 to FY 2002, after taking into consideration the $116 million transition adjustment, is due primarily to changes in exchange rates. During FY 2002, both the Japanese yen and the euro appreciated against the U.S. dollar. In contrast, both of these currencies depreciated against the U.S. dollar in FY 2001. This resulted in a positive change of $847 million due to the currency translation adjustments.

This increase was partially offset by a $118 million decrease in the total current value adjustment related to the net change in the mark on the loan and borrowings portfolios. This decrease was due, in part, to the smaller decline in U.S. dollar interest rates in FY 2002 than in FY 2001 (see FIGURE 1).

FIGURE 1: U.S DOLLAR INTEREST RATES

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

     6/30/02  6/30/01  6/30/00
3M     1.86%    3.84%    6.77%
6M     1.96%    3.91%       7%
1Y     2.29%    4.18%    7.18%
2Y     3.22%    4.84%    7.20%
3Y     3.85%    5.31%    7.21%
4Y     4.26%    5.62%    7.21%
5Y     4.56%    5.83%    7.22%
6Y     4.79%    5.98%    7.22%
7Y     4.97%    6.10%    7.23%
8Y     5.12%    6.18%    7.24%
9Y     5.23%    6.25%    7.25%
10Y    5.35%    6.32%    7.26%
15Y    5.74%    6.53%    7.30%
20Y    5.91%    6.61%    7.30%
30Y       6%    6.60%    7.24%

                           3. DEVELOPMENT ACTIVITIES

IBRD offers loans, related derivative products, and guarantees to its borrowing member countries to help meet their development needs. It also provides technical assistance and other advisory services to support poverty reduction in these countries.

LOANS

From its establishment through June 30, 2002, IBRD had approved loans, net of cancellations, totaling $325,333 million to borrowers in 129 countries. A summary of cumulative lending is contained in TABLE 4 and the portfolio by loan product is contained in TABLE 5.

        TABLE 4: CUMULATIVE LENDING

IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------
                                                                2002       2001
                                                              --------   --------
Cumulative Approvals(a).....................................  325,333    314,969
Cumulative Repayments(b)....................................  164,007    151,262
---------------------------------------------------------------------------------

       a.  Net of cancellations.

       b. Multicurrency pool loan repayments are included at exchange rates in effect on the date of original disbursement. All other amounts are based on U.S. dollar equivalents at the time of receipt.

The amount of loans outstanding at June 30, 2002 was $2,723 million higher than that at June 30, 2001 due primarily to positive currency translation adjustments and the capitalization of interest and charges related to certain consolidation loans. This increase was partially offset by negative NET DISBURSEMENTS. The undisbursed balance was reduced by cancellations and disbursements, partially offset by new commitments and positive currency translation adjustments.

During FY 2002, commitments of new loans to member countries were $11,452 million, which was higher than commitments of $10,487 million in FY 2001, and $10,919 million in FY 2000.

In FY 2002, Europe and Central Asia accounted for the largest share of commitments. FIGURE 2 presents the regional composition of commitments for FY 2002 and FY 2001.

                        FIGURE 2: COMMITMENTS BY REGION

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

In millions of U.S. dollars

     FY 2002  FY 2001
AFR       42        0
EAP      982    1,136
ECA    4,895    2,154
LCR    4,188    4,807
MNA      452      355
SAR      893    2,035

Under IBRD's Articles of Agreement (the Articles), as applied, the total amount outstanding of direct loans made by IBRD, participation in loans and callable guarantees may not exceed the STATUTORY LENDING LIMIT. At June 30, 2002, outstanding loans and callable guarantees (net of the accumulated loan loss provision) totaled $117,984 million, equal to 56% of the STATUTORY LENDING LIMIT.

IBRD's lending operations have conformed generally to five principles derived from its Articles. These principles, taken together, seek to ensure that IBRD loans are made to member countries for financially and economically sound purposes to which those countries have assigned high priority, and that funds lent are utilized as intended. The five principles are described in BOX 2. Within the scope permitted by the Articles, application of these principles must be developed and adjusted in light of experience and changing conditions.

LENDING CYCLE

The process of identifying and appraising a project and approving and disbursing a loan often extends over several years. However, on numerous occasions IBRD has shortened the preparation and approval cycle in response to emergency situations such as natural disasters.

Generally, the appraisal of projects is carried out by IBRD's operational staff (economists, engineers, financial analysts, and other sector and country specialists). With certain exceptions, each loan must be approved by IBRD's Executive Directors (See BOX 3, ADAPTABLE PROGRAM LOANS and LEARNING AND INNOVATION LOANS).

Loan disbursements are subject to the fulfillment of conditions set out in the loan agreement. During implementation of IBRD-supported operations, experienced IBRD staff review progress, monitor compliance with IBRD policies and assist in resolving any problems that may arise. After completion, an independent IBRD unit evaluates the extent to which projects have met their major objectives, and these evaluations are reported directly to the Executive Directors.

LENDING INSTRUMENTS

IBRD lending generally falls into one of two categories: investment or adjustment lending. In the past, the majority of IBRD loans were for investment projects or programs. FIGURE 3 presents IBRD lending by category for the last seven fiscal years, as a percentage of total loans approved.

                       FIGURE 3: IBRD LENDING COMMITMENTS

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Percent

      ADJUSTMENT  INVESTMENT
FY96          19          81
FY97          28          72
FY98          47          53
FY99          63          37
FY00          41          59
FY01          38          62
FY02          64          36

In FY 2002, new IBRD adjustment commitments accounted for 64% of total commitments (38%--FY 2001; 41%--FY 2000). This was about the same as in FY 1999 at the time of the East Asia crisis. Country-specific developments and adverse market conditions were the main reasons for this trend.

INVESTMENT LENDING

IBRD has several lending instruments that support investment activities, either discrete projects or programs of investment. Investment lending committed for FY 2002 totaled $4,068 million ($6,550 million--FY 2001; $6,493 million--FY 2000).
BOX 3 presents a description of each investment lending instrument and a breakdown of IBRD's investment lending approved in FY 2002 and in each of the two preceding fiscal years.

BOX 2: LENDING OPERATIONS PRINCIPLES

 (i) IBRD makes loans to governments, governmental authorities or private enterprises in the territories of member countries. A loan that is not made directly to the member in whose territories the project is located must be guaranteed as to principal, interest and other charges by the member or its central bank or a comparable agency of the member acceptable to IBRD. A guarantee by the member itself has been obtained in all such cases to date.

 (ii) IBRD's loans are designed to promote the use of resources for productive purposes in its member countries. Projects financed by IBRD loans are required to meet IBRD's standards for technical, economic, financial, institutional and environmental soundness.

(iii) In making loans, IBRD must act prudently and pay due regard to the prospects of repayment. Decisions to make loans are based upon, among other things, studies by IBRD of a member country's economic structure, including assessments of its resources and ability to generate sufficient foreign exchange to meet debt-service obligations.

 (iv) IBRD must be satisfied that in the prevailing market conditions (taking into account the member's overall external financing requirements), the borrower would be unable to obtain financing under conditions which, in the opinion of IBRD, are reasonable for the borrower. IBRD is intended to promote private investment, not to compete with it.

 (v) The use of loan proceeds is supervised. IBRD makes arrangements to ensure that funds loaned are used only for authorized purposes and, where relevant, with due attention to considerations of cost-effectiveness. This policy is enforced primarily by requiring borrowers (a) to submit documentation establishing, to IBRD's satisfaction, that the expenditures financed with the proceeds of loans are made in conformity with the applicable lending agreements and (b) to maximize competition in the procurement of goods and services by using, wherever possible, international competitive bidding or, when it is not appropriate, other procedures that ensure maximum economy and efficiency.

ADJUSTMENT LENDING

IBRD also makes adjustment loans designed to support the introduction of basic changes in economic, financial and other policies of key importance for the economic development of member countries. Disbursements on these loans are conditioned on certain performance objectives. Adjustment lending committed for FY 2002 totaled $7,383 million ($3,937 million--FY 2001; $4,426 million--FY 2000.) BOX 4 provides a description of each adjustment lending instrument and the details of IBRD's adjustment lending approved in FY 2002 and each of the two preceding fiscal years.

ENCLAVE LENDING

On rare occasions, IBRD will lend for a large, foreign exchange generating project in a member country usually eligible only for loans from the International Development Association (IDA). In these circumstances appropriate risk mitigation measures are incorporated (including off-shore escrow accounts and debt-service reserves acceptable to IBRD) to ensure that the risks to IBRD are minimized. At June 30, 2002, IBRD had $192 million in outstanding loans for enclave projects ($166 million--June 30, 2001). No new enclave lending was approved during FY 2002 or FY 2001.

FINANCIAL TERMS OF LOANS

CURRENTLY AVAILABLE FINANCIAL TERMS

As of June 30, 2002, IBRD offers the following two basic types of loan terms, each denominated in the currency chosen by the borrower: variable-spread loans and fixed-spread loans. Variable-spread loans have a variable spread over LIBOR that is adjusted every six months. Fixed-spread loans have a fixed spread over LIBOR that is fixed for the life of the loan. In addition, IBRD offers to its clients two types of non-standard loans (special structural and sector adjustment loans, and loans with a deferred drawdown option) and derivative products. The current product mix is intended to provide borrowers with the flexibility to select terms that are both compatible with their debt management strategy and suited to their debt-servicing capability. At June 30, 2002 36% (29%--June 30, 2001) of loans outstanding carried currently available financial terms.

VARIABLE-SPREAD LOANS

IBRD offers variable-spread loans in U.S. dollars, Japanese yen, euro and other currencies which IBRD can efficiently intermediate.Variable-spread loans carry a lending rate that is reset semi-annually. The lending rate consists of a base rate, which is six-month LIBOR for the applicable currency plus a variable spread. The spread consists of: (a) IBRD's weighted average cost margin for funding for the preceding semester allocated to these loans relative to LIBOR and (b) IBRD's standard lending spread. This spread is set semi-annually, in January and July. Most variable spread loans mature over a period that ranges from 15 to 20 years and carry a 3- to 5-year grace period for principal.

FIXED-SPREAD LOANS

During the first quarter of FY 2000, IBRD introduced the fixed-spread loan, designed in response to borrowers' desires for more flexible financial products. Fixed-spread loans can be tailored to meet the needs of individual projects and programs and support borrowers' debt management strategies. Fixed-spread loans are currently offered in U.S. dollars, Japanese yen and euro and any other currency in which IBRD can efficiently intermediate.

These fixed-spread loans carry an interest rate of six-month LIBOR for the applicable currency, plus a spread that is fixed at loan signing for the life of the loan. The fixed spread consists of (a) IBRD's projected funding cost margin relative to U.S. dollar LIBOR, with a basis swap adjustment for non-U.S. dollar loans; (b) a market risk premium; and (c) IBRD's standard lending spread.

Borrowers selecting this product may change the currency or interest rate basis over the life of the loan and have more flexibility in selecting loan repayment terms. A borrower may choose to include the following conversion features in the loan contract:

    - option to change the currency at market rates of all or a part of the undisbursed or disbursed loan amounts (for a fee);

    - option to fix the interest rate at market rates on all or a part of the disbursed amounts for rate fixings for up to the full maturity of the loan, and for amounts up to the outstanding loan amount (without charge);

    - option to unfix or re-fix the interest rate at market rates on all or part of disbursed loan amounts (for a fee);

    - option to cap or collar the floating interest rate on all or a part of disbursed loan amounts, with a market premium (for a fee).

      --------------------------------------------------------------------------

BOX 3: INVESTMENT LENDING COMMITMENTS (IN MILLIONS OF U.S. DOLLARS)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Specific Investment

FY2000  2631
FY2001  5507
FY2002  4127

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Adaptable Program

FY2000  601
FY2001  323
FY2002  973

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Emergency Recovery

FY2000  1066
FY2001   404
FY2002   170

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Sector Investment and Maintenance

FY2000  243
FY2001  252
FY2002  100

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Technical Assistance

FY2000  158
FY2001   41
FY2002  164

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Learning and Innovation

FY2000  44
FY2001   23
FY2002   30

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Financial Intermediary

FY2000  253
FY2001    0
FY2002    0

[GRAPHIC]

- SPECIFIC INVESTMENT LOANS fund the creation, rehabilitation and maintenance of economic, social and institutional infrastructure.

- ADAPTABLE PROGRAM LOANS provide phased support for long-term development programs through a series of operations. Succeeding operations are committed on the basis of satisfactory performance on agreed milestones, indicators, periodic reviews, and the evaluation of implementation progress and emerging needs. Authority for approval of subsequent adaptable program loans under programs approved by the Executive Directors is with IBRD's management, subject to oversight and review by the Executive Directors.

- EMERGENCY RECOVERY LOANS restore assets and productivity immediately after a major emergency (such as war, civil disturbance, or natural disaster) that seriously disrupts a member country's economy.

- SECTOR INVESTMENT AND MAINTENANCE LOANS aim to bring sector expenditures, policies and performance in line with a country's development priorities.

- TECHNICAL ASSISTANCE LOANS are used to build institutional capacity in the borrowing country. They are used to build capacity in entities concerned with promoting economic and social development, as well as public sector reform.

- LEARNING AND INNOVATION LOANS support small, pilot-type investment and capacity-building projects that, if successful, could lead to larger projects that would mainstream the learning and results of the loan. These loans do not exceed $5 million and are normally implemented over two to three years. Approvals of specific individual loans are made at the management level rather than at the Executive Director level.

- FINANCIAL INTERMEDIARY LOANS provide long-term resources to local financial institutions, helping to develop sound financial sector policies and institutions, promoting the operational efficiency of those institutions, and improving the terms of credit available to enterprises and households. No loans of this type were committed during FY 2002 or FY 2001.
  -----------------------------------------------

  ------------------------------------------------------------------------------

BOX 4: ADJUSTMENT LENDING COMMITTMENTS (IN MILLIONS OF U.S. DOLLARS)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Structural Adjustment

FY2000  2283
FY2001   981
FY2002  2195

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Sector Adjustment

FY2000  1092
FY2001  1619
FY2002  2084

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Programmatic Structural Adjustment

FY2000   40
FY2001  1337
FY2002  1904

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Special Structural and Sector Adjustment

FY2000  1010
FY2001     0
FY2002  1200

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Debt Reduction

FY2000   0
FY2001    0
FY2002    0

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Rehabilitation

FY2000   0
FY2001    0
FY2002    0

[GRAPHIC]

- STRUCTURAL ADJUSTMENT LOANS support specific policy changes and institutional reforms. These loans require agreement on a satisfactory macroeconomic framework and policy actions that can be monitored on a specific schedule.

- SECTOR ADJUSTMENT LOANS support comprehensive policy changes and institutional reforms in major sectors. They also require agreement on a satisfactory macroeconomic framework and its implementation, and a specific program that can be monitored.

- PROGRAMMATIC STRUCTURAL ADJUSTMENT LOANS support governmental programs of structural and social reforms that involve continuous, incremental policy changes and institution building through a series of loans. These loans rely on a solid foundation of completed or parallel analytic and advisory work in related areas.

- SPECIAL STRUCTURAL AND SECTOR ADJUSTMENT LOANS are fast-disbursing loans which provide support to countries facing a sectoral or economy-wide crisis with a substantial structural dimension. No loans of this type were committed during FY 2001.

- DEBT REDUCTION LOANS help eligible, highly-indebted member countries reduce commercial debt and debt service to a manageable level as part of a medium-term financing plan. IBRD did not make any commitments of this type during FY 2000-2002.

- REHABILITATION LOANS support government policy reform programs to assist the private sector where foreign exchange is required for urgent rehabilitation of key infrastructure and productive facilities. IBRD did not make any commitments of this type during FY 2000-2002.
  ------------------------------------------------------------------------------

Any conversion requests accepted by IBRD will be executed at market rates.

Transaction fees range from 12.5 to 25 basis points of the notional transaction amount. Repayment terms are more flexible than for prior products, subject to certain constraints on the average repayment maturity and final maturity on a country basis. Within these constraints, borrowers have flexibility to configure grace periods and maturity profiles in a manner consistent with the purpose of the loan. Repayment profiles may be level repayment of principal, an annuity type schedule, a bullet repayment or a customized schedule. Repayment profiles cannot be changed after a loan is signed.

SPECIAL STRUCTURAL AND SECTOR ADJUSTMENT LOANS

Special structural and sector adjustment loans were introduced in FY 1999 and tailored to be part of a broad financial support package for borrowing countries. Their terms include a six-month U.S. dollar LIBOR interest rate plus a minimum fixed spread, currently set at 400 basis points. These loans have a five-year maturity with a three-year grace period on principal, and a front-end fee of one percent of the principal amount payable on effectiveness. Special structural and sector adjustment loans are not eligible for waivers of interest or commitment charges.

LOANS WITH A DEFERRED DRAWDOWN OPTION

During the second quarter of FY 2002, IBRD approved a Deferred Drawdown Option
(DDO) for use with IBRD adjustment loans. A DDO would give IBRD borrowers the option of deferring the loan's disbursement for up to three years. Loans with a DDO are subject to a commitment fee of 100 basis points, which is 25 basis points higher than that for most IBRD loans. Also, the front-end fee of 100 basis points, which is normally payable at the time a loan becomes effective, is only payable for a DDO loan at the time it is disbursed. At June 30, 2002, no loans with a DDO had been approved by IBRD.

DERIVATIVE PRODUCTS

Along with the approval of the introduction of the fixed-spread loan product with its various risk management alternatives such as rate fixing and currency conversion, the Executive Directors also approved the offer of new derivative products for its borrowers to respond to their needs for access to better risk management tools in connection with existing IBRD loans. These derivative products include currency and interest rate swaps, and interest rate caps and collars. On a case-by-case basis, commodity-linked swaps may also be considered.

IBRD will pass through the market cost of the instrument to the borrower, and will charge a transaction fee comparable to the fee charged on the fixed-spread loan conversion features (and 37.5 basis points for commodity swaps). These instruments may be executed either under a master derivatives agreement which substantially conforms to industry standards, or in individually negotiated transactions. IBRD is in the process of making these instruments available.

PREVIOUSLY AVAILABLE FINANCIAL TERMS

In previous years, IBRD offered loans with a variety of other financial terms including: multicurrency pool loans, fixed-rate single currency loans, and non-standard single currency loans (prior to the introduction of special structural and sector adjustment loans).

At June 30, 2002, 64% (71%--June 30, 2001) of loans outstanding carried these previously available financial terms.

MULTICURRENCY POOL LOANS

Multicurrency pool loans were available from 1980 to 2001. Loans negotiated prior to July 1982 were offered at fixed rates. In 1982, IBRD mitigated its interest rate risk by moving from a fixed rate to a variable rate on these loans.

For variable-rate multicurrency pool loans, the lending rate is adjusted every six months to reflect the previous semester's average cost of outstanding borrowings allocated to fund these loans, weighted by the average currency composition of the pool. IBRD adds its lending spread to that average cost.

The currency composition of multicurrency pool loans is determined on the basis of a pool, which provides a currency composition that is the same for all loans in the pool. Pursuant to a policy established by the Executive Directors and subject to their periodic review, at least 90% of the U.S. dollar equivalent value of the pool is in a fixed ratio of one U.S. dollar to 125 Japanese yen to one euro.

SINGLE CURRENCY POOL LOANS

During FY 1997, IBRD offered borrowers the option to elect to modify their currency choice by converting multicurrency pool loans to single currency loan terms or single currency pool terms. The lending rate formulation for loans with single currency pool terms is the same as that for multicurrency pool loans. Any fixed-rate multicurrency pool loans that were converted to single currency pools continued to carry their fixed rate.

FIXED-RATE SINGLE CURRENCY LOANS

A fixed-rate single currency loan product was available from 1995 to 1999. Fixed-rate single currency loans carry lending rates fixed on semi-annual rate fixing dates for amounts disbursed during the preceding six months. For the interim period from the date each disbursement is made until its rate fixing date, interest accrues at the rate applicable to variable-spread loans. The fixed lending rate consists of a base rate, which reflects market interest rates for the applicable currency on the rate-fixing date for the equivalent loan maturity, plus a spread. The spread consists of: (a) IBRD's funding cost margin relative to the base rate for these loans; (b) a risk premium to compensate IBRD for market risks it incurs in funding these loans; and (c) IBRD's standard lending spread.

TABLE 5: PORTFOLIO BY LOAN PRODUCT

IN MILLIONS OF U.S. DOLLARS
------------------------------------------------------------------------------------------------------------------
                                                 FY 2002                  FY 2001                  FY 2000
                                          ----------------------   ----------------------   ----------------------
                                                      PERCENTAGE               PERCENTAGE               PERCENTAGE
                                          PRINCIPAL    OF TOTAL    PRINCIPAL    OF TOTAL    PRINCIPAL    OF TOTAL
LOAN PRODUCT                               BALANCE      LOANS       BALANCE      LOANS       BALANCE      LOANS
----------------------------------------  ---------   ----------   ---------   ----------   ---------   ----------
Variable-Rate Multicurrency Pool Loans
    Outstanding                           $ 28,076         23%     $ 30,258         25%     $ 35,542         30%
    Undisbursed                              2,070          6         3,177          8         4,567         10
Single Currency Pool Loans
    Outstanding                             25,586         21        30,521         26        35,422         29
    Undisbursed                                 78          *           125          *           241          1
Variable-Spread Loans
    Outstanding                             32,732         27        27,183         23        22,277         19
    Undisbursed                             23,128         64        25,090         66        28,486         64
Fixed-Rate Single Currency Loans
    Outstanding(a)                          16,172         13        15,420         13        13,636         11
    Undisbursed                              3,139          9         4,844         13         8,273         18
Special Structural and Sector Adjustment
  Loans
    Outstanding                              4,505          3         4,301          3         3,801          3
    Undisbursed                                800          2           500          1         1,000          2
Non-Standard Loans
    Outstanding                              7,000          6         7,000          6         7,000          6
    Undisbursed                                 --         --            --         --            --         --
Fixed-Spread Loans
    Outstanding                              7,017          6         3,200          3           968          1
    Undisbursed                              7,138         19         4,198         11         2,187          5
Other Loans(b)
    Outstanding                                501          1           983          1         1,458          1
    Undisbursed                                 --         --            --         --            --         --
                                          --------        ---      --------        ---      --------        ---
Total**
    Outstanding loans                     $121,589        100%     $118,866        100%     $120,104        100%
    Undisbursed loans                     $ 36,353        100%     $ 37,934        100%     $ 44,754        100%
                                          ========        ===      ========        ===      ========        ===
------------------------------------------------------------------------------------------------------------------

a. Includes fixed-rate single currency loans for which the rate had not yet been fixed at fiscal year-end.
b. Includes loans issued prior to 1980, loans to IFC, co-financing loans, and fixed-rate multicurrency pool loans.
*   Indicates amounts less than 0.5%.
**  May differ from the sum of individual figures due to rounding.

NON-STANDARD LOANS

In response to the global financial crises during FY 1998 and FY 1999, IBRD approved and disbursed several large loans totaling $7,000 million on non-standard single currency loan terms. These loans carry a six-month U.S. dollar LIBOR interest rate plus a fixed spread ranging from 75 to 100 basis points and a front-end fee. None of these loans is eligible for waivers of interest or commitment charges. These loans were issued prior to the introduction of special structural and sector adjustment loans discussed previously.

TABLE 5 presents a breakdown of IBRD's loan portfolio by loan product. For more information, see the Notes to Financial Statements--Note C.

IBRD STANDARD LOAN CHARGES AND WAIVERS

For most loans in its portfolio, IBRD charges a lending rate composed of its average cost of borrowings plus a spread. Until July 31, 1998, that spread was 50 basis points. However, during FY 1999 the lending spread was increased to 75 basis points for NEW LOANS. Also, a front-end fee of 100 basis points, payable for each such loan at the time it becomes effective, was introduced. In addition, most loans carry a commitment charge of 75 basis points on undisbursed amounts. However, the fixed-spread loans carry a commitment charge of 85 basis points for the first four years and 75 basis points thereafter to compensate IBRD for additional funding and refinancing risk associated with this product.

Waivers of a portion of interest owed by all eligible borrowers are determined annually and have been in effect for each of the previous eleven fiscal years. Eligibility for the partial waiver of interest is limited to borrowers that have made full payments of principal, interest and other charges within 30 calendar days of the due dates during the preceding six months, on all their loans. Waivers of a portion of the commitment charge owed on the undisbursed portion of loans are also determined annually and have been in effect for each of the last thirteen fiscal years. All borrowers receive the commitment charge waiver on their loans (except special structural and sector adjustment loans and other non-standard loans). TABLE 6 presents a breakdown of IBRD's loan charge waivers. Further details are provided in the Notes to Financial Statements--Note C.

       TABLE 6: LOAN CHARGE WAIVERS

BASIS POINTS
----------------------------------------------------------------------------------------
                                                            INTEREST PERIOD COMMENCING
                                                          ------------------------------
                                                          FY 2003    FY 2002    FY 2001
                                                          --------   --------   --------
Commitment charge waivers...............................     50         50         50
Interest waivers(a)
  Old loans.............................................      5          5         15
  New loans.............................................     25         25         25
  Average eligibility...................................                97%        96%
----------------------------------------------------------------------------------------

       a.  On loans to eligible borrowers.

GUARANTEES

IBRD offers the three basic types of guarantees described in BOX 5. These guarantees are generally offered on loans from private investors for projects in countries eligible to borrow from IBRD. IBRD applies the same country creditworthiness and project evaluation criteria to guarantees as it applies to loans. IBRD has also provided guarantees of securities issued by entities eligible for IBRD loans.

IBRD guarantees can be customized to suit varying country and project circumstances. They can be targeted to mitigate specific risks, generally risks relating to political, regulatory and government performance, which the private sector is not normally in a position to absorb or manage.

Each guarantee requires the counter-guarantee of the member government. Guarantees are priced within a limited range to reflect the risks involved, and preparation fees may be charged where there are exceptional costs involved for IBRD. IBRD prices guarantees consistent with the way it prices its loans.

In exceptional cases, IBRD may offer enclave guarantees for loans for foreign-exchange generating projects in a member country usually eligible only for credits from IDA. These partial risk guarantees for export-oriented projects will be provided only if the project is expected to generate foreign exchange outside the country and IBRD determines that the country will have adequate foreign exchange to meet its obligations under the counter-guarantee if the guarantee is called. A project covered by an enclave guarantee includes security arrangements with appropriate risk mitigation measures, such as offshore revenue escrow accounts and debt-service reserves acceptable to IBRD, to minimize IBRD's exposure and the risk of a call on the guarantee. Fees charged for enclave guarantees are higher than those charged for non-enclave guarantees.The commitment of enclave guarantees is initially limited to an aggregate guaranteed amount of $300 million. As of June 30, 2002 no enclave guarantees were outstanding.

BOX 5: GUARANTEE INSTRUMENTS

    - PARTIAL RISK GUARANTEES cover debt-service defaults on a loan that may result from nonperformance of government obligations. These are defined in the contracts negotiated between the government or a government-sponsored entity and the private company responsible for implementing the project. The IBRD guarantee is limited to backing the government's obligations; the obligations of the private company contained in the project agreements are not covered and thus the private lenders assume the risk of nonperformance by the private company.

    - PARTIAL CREDIT GUARANTEES are used for public sector projects when there is a need to extend loan maturities and guarantee specified interest or principal payments on loans to the government or its instrumentalities. This approach may be most appropriate when the lenders are not willing to accept the sovereign risk of the host government for a term long enough to meet the needs of the project. By guaranteeing later maturities, such partial credit guarantees help induce the market to extend the term to the maximum risk it can bear.

    - POLICY-BASED GUARANTEES are partial credit guarantees that cover a portion of debt-service on a borrowing by an eligible member country from private foreign creditors in support of agreed structural, institutional and social policies and reforms. These guarantees are an extension of partial credit guarantees for projects. The guaranteed portion of the debt-service could consist of a combination of interest and principal payments, but the actual structure is determined on a case-by-case basis. Eligibility for IBRD adjustment lending is a necessary condition for eligibility for this type of instrument. The terms of this instrument are the same as project-based partial credit guarantees. Maturity and level of fees will be standard if the guarantee is made in situations comparable to those under which a structural adjustment loan would be made; however, if the guarantee is made in connection with a special structural adjustment loan, then it will be at special structural adjustment loan equivalent terms. This guarantee product was launched in FY 1999. Initially, IBRD is proceeding with a pilot program of up to $2,000 million. As of June 30, 2002, $409 million had been approved. Once the $2,000 million level is reached, the Executive Directors will review the program.

IBRD's exposure at June 30, 2002 on its guarantees (measured as their present value in terms of their first call date) are detailed in TABLE 7. For additional information see the Notes to Financial Statements--Note C.

       TABLE 7: GUARANTEE EXPOSURE

IN MILLIONS OF U.S. DOLLARS
-------------------------------------------------------------------------------------------
                                                             FY 2002    FY 2001    FY 2000
                                                             --------   --------   --------
Partial risk...............................................     465        473        468
Partial credit.............................................     551        501        663
Policy based...............................................     406        402        245
                                                              -----      -----      -----
Total......................................................   1,422      1,376      1,376
                                                              =====      =====      =====
-------------------------------------------------------------------------------------------

OTHER ACTIVITIES

CONSULTATION: In addition to its financial operations, IBRD provides technical assistance to its member countries, both in connection with, and independently of, lending operations. There is a growing demand from borrowers for strategic advice, knowledge transfer, and capacity building. Such assistance includes assigning qualified professionals to survey developmental opportunities in member countries, analyzing their fiscal, economic and developmental environment, assisting member countries in devising coordinated development programs, appraising projects suitable for investment and assisting member countries in improving their asset and liability management techniques.

RESEARCH AND TRAINING: To assist its developing member countries, IBRD--through the World Bank Institute and its partners--provides courses and other training activities related to economic policy development and administration for governments and organizations that work closely with IBRD.

TRUST FUND ADMINISTRATION: IBRD, alone or jointly with IDA, administers on behalf of donors, funds restricted for specific uses. These funds are held in trust and are not included in the assets of IBRD. See the Notes to Financial Statements--Note I.

INVESTMENT MANAGEMENT: IBRD has leveraged its treasury management knowledge, expertise, and infrastructure to provide investment management services to several external institutions, including central banks of member countries. One of the objectives of providing these services to central banks is to assist them in developing portfolio management skills. These funds are not included in the assets of IBRD. See the Notes to Financial Statements--Note I.

                            4. LIQUIDITY MANAGEMENT

IBRD's liquid assets are held principally in obligations of governments and other official entities, time deposits and other unconditional obligations of banks and financial institutions, currency and interest rate swaps, asset-backed securities, and futures and options contracts pertaining to such obligations.

Liquidity risk arises in the general funding of IBRD's activities and in the management of its financial positions. It includes the risk of being unable to fund its portfolio of assets at appropriate maturities and rates and the risk of being unable to liquidate a position in a timely manner at a reasonable price. The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all of IBRD's financial commitments.

As one component of liquidity management, IBRD maintains a $400 million line of credit with an independent financial institution. This facility is used to cover any overnight overdrafts that may occur due to failed trades. For further details about this facility, see the Notes to Financial Statements--Note D.

Under IBRD's liquidity management policy, aggregate liquid asset holdings should be kept at or above a specified prudential minimum. That minimum is equal to the highest consecutive six months of expected debt service obligations for the fiscal year, plus one-half of net approved loan disbursements as projected for the fiscal year. The FY 2003 prudential minimum liquidity level has been set at $18 billion, representing a $2.1 billion decrease from that set for FY 2002. IBRD also holds liquid assets over the specified minimum to provide flexibility in timing its borrowing transactions and to meet working capital needs.

Liquid assets may be held in three distinct sub-portfolios: stable; operational; and discretionary, each with different risk profiles, funding, structures and performance benchmarks.

The stable portfolio is principally an investment portfolio holding the prudential minimum level of liquidity, which is set at the beginning of each fiscal year.

The operational portfolio provides working capital for IBRD's day-to-day cash flow requirements.

FIGURE 4: LIQUID ASSET PORTFOLIO COMPOSITION (IN MILLIONS OF U.S. DOLLARS)
--------------------------------------------------------------------------------

                                 JUNE 30, 2002

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

  STABLE PORTFOLIO     20,766  83%
Operational Portfolio   4,120  17%

                                 JUNE 30, 2001

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

  STABLE PORTFOLIO     20,101  83%
Operational Portfolio   4,080  17%

--------------------------------------------------------------------------------

The discretionary portfolio, when used, provides flexibility for the execution of IBRD's borrowing program and can be used to take advantage of attractive market opportunities. The discretionary portfolio was gradually liquidated over the first half of FY 2000 and was not used during FY 2001 or FY 2002. FIGURE 4 represents IBRD's liquid asset portfolio size and structure at the end of FY 2002 and FY 2001, excluding investment assets associated with certain other postemployment benefits. At the end of FY 2002, the aggregate size of the IBRD liquid asset portfolio stood at $24,886 million, an increase of $705 million from FY 2001. Of this amount, $1.3 billion of assets in the stable portfolio were managed by external firms. This portfolio is largely composed of assets denominated in U.S. dollars.

The performance of the liquid asset portfolio in FY 2002 compared to FY 2001 is presented in TABLE 8. These returns exclude investment assets funding certain other postemployment benefits.

TABLE 8: LIQUID ASSET PORTFOLIO PERFORMANCE
------------------------------------------------------------------------------------
                                                               FINANCIAL RETURN (%)
                                                              ----------------------
                                                              FY 2002       FY 2001
                                                              --------      --------
IBRD Overall Portfolio......................................    2.86          6.29
  Stable Portfolio..........................................    3.00          6.55
  Operational Portfolio.....................................    2.29          5.39
------------------------------------------------------------------------------------

The lower returns in FY 2002 are due primarily to the lower interest rate environment in FY 2002 as compared to FY 2001.

                              5. FUNDING RESOURCES

EQUITY

Total shareholders' equity, as reported in IBRD's balance sheet at June 30, 2002, was $32,313 million compared with $29,570 million at June 30, 2001. The increase from FY 2002 primarily reflects the increase in retained earnings.

IBRD's equity base plays a critical role in securing its financial objectives. By enabling IBRD to absorb risk out of its own resources, its equity base protects shareholders from a possible call on callable capital. The adequacy of IBRD's equity capital is judged on the basis of its ability to generate future net income sufficient to absorb plausible risks and support normal loan growth, without reliance on additional shareholder capital.

For management purposes, IBRD closely monitors equity as defined and utilized in the EQUITY-TO-LOANS RATIO. TABLE 9 presents the composition of this measure of equity at June 30, 2002 and 2001.

The EQUITY-TO-LOANS RATIO is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. IBRD also uses a stress test as a measure of income-generating capacity and capital adequacy. See discussion in
Section 6, Financial Risk Management--Managing Risk-Bearing Capacity.

TABLE 9: EQUITY CAPITAL

IN MILLIONS OF U.S. DOLLARS
-------------------------------------------------------------------------------------------
                                                              JUNE 30, 2002   JUNE 30, 2001
                                                              -------------   -------------
USABLE CAPITAL
  Paid-in Capital...........................................    $ 11,476        $ 11,476
  Net Receivable for Maintenance of Value...................        (936)         (1,102)
  Restricted Paid-in Capital................................      (2,300)         (2,473)
                                                                --------        --------
  TOTAL USABLE CAPITAL......................................       8,240           7,901

SPECIAL RESERVE.............................................         293             293

GENERAL RESERVE, including prospective allocation of FY
  2002/FY 2001 net income...................................      19,132          17,841

CUMULATIVE TRANSLATION ADJUSTMENT(A)........................        (764)         (1,126)
                                                                --------        --------

EQUITY USED IN EQUITY-TO-LOANS RATIO--REPORTED BASIS(A).....    $ 26,901        $ 24,909
                                                                ========        ========

Current Value Adjustments...................................       1,368             801

CURRENT VALUE EQUITY USED IN EQUITY-TO-LOANS RATIO..........    $ 28,269        $ 25,710
                                                                ========        ========
-------------------------------------------------------------------------------------------

LOANS AND GUARANTEES OUTSTANDING, NET OF ACCUMULATED
  PROVISION FOR LOAN LOSSES AND DEFERRED LOAN INCOME........    $117,498        $115,783

CURRENT VALUE LOANS AND GUARANTEES OUTSTANDING, NET OF
  ACCUMULATED PROVISION FOR LOAN LOSSES AND DEFERRED LOAN
  INCOME....................................................    $122,363        $119,979
-------------------------------------------------------------------------------------------

EQUITY-TO-LOANS RATIO--REPORTED BASIS(A)....................       22.90%          21.51%

CURRENT VALUE EQUITY-TO-LOANS RATIO.........................       23.10%          21.43%
-------------------------------------------------------------------------------------------

a. Excluding cumulative translation amounts associated with the FAS 133 adjustment.

As presented in FIGURE 5, IBRD has maintained a relatively stable
EQUITY-TO-LOANS RATIO on both a reported basis (excluding cumulative translation adjustments associated with the FAS 133 adjustments) and a current value basis.

                    FIGURE 5: EQUITY-TO-LOANS RATIO

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

        REPORTED BASIS  CURRENT VALUE BASIS
Jun-96          21.80%
                21.73%
                21.69%
                21.83%
Jun-97          22.06%
                22.08%
                21.02%
                20.67%
Jun-98          21.44%
                21.35%
                20.67%
                20.32%
Jun-99          20.65%
                20.65%
                20.53%
                20.48%
Jun-00          21.23%               20.94%
                21.16%               21.04%
                20.93%               20.74%
                20.97%               20.84%
Jun-01          21.51%               21.43%
                21.19%               21.32%
                21.14%               21.22%
                21.21%               21.43%
Jun-02          22.90%               23.10%

This ratio rose slightly to 22.90% at June 30, 2002, from 21.51% one year earlier. In accordance with the financial policy defining this ratio, the amount of transfer to general reserves of $1,291 million approved on August 8, 2002 was included in this ratio at June 30, 2002 ($618 million--June 30, 2001).

CAPITAL

The authorized capital of IBRD at June 30, 2002 was $190,811 million, of which $189,505 million had been subscribed. Of the subscribed capital, $11,476 million had been paid in and $178,029 million was callable. Of the paid-in capital, $8,240 million was available for lending and $3,236 million was not available for lending. The terms of payment of IBRD's capital and the restrictions on its use that are derived from the Articles and from resolutions of IBRD's Board of Governors are as follows:

 (i) $2,611 million of IBRD's capital was initially paid in gold or U.S. dollars or was converted from the currency of the subscribing members into U.S. dollars. This amount may, under the Articles, be freely used by IBRD in its operations.

 (ii) $8,865 million of IBRD's capital was paid in the national currencies of the subscribing members. Under the Articles this amount is subject to MAINTENANCE OF VALUE obligations and may be loaned only with the consent of the member whose currency is involved. In accordance with such consents, $5,201 million of this amount was being used in IBRD's lending operations at June 30, 2002. In February 2002, the Board of Executive Directors endorsed three new options to increase the usability of the national currency portion of the members' paid-in capital within the parameters set out in the Articles and Resolutions of the Board of Governors referred to above. These options are:

       - IBRD may invest a member's currency in appropriate assets denominated in that member's currency;

       - IBRD may swap a member's currency into other currencies for investment or for making loans; and

       - IBRD may use a member's currency for local currency lending to that member, either directly or through loans to IFC.

    All of these new options require the consent of the member whose currency is involved. As of June 30, 2002, no member's currency has been used for any of these new options.

(iii) $151,604 million of IBRD's capital may, under the Articles, be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it. This amount is thus not available for use by IBRD in making loans. Payment on any such call may be made, at the option of the particular member, either in gold, in U.S. dollars or in the currency required to discharge the obligations of IBRD for which the call is made.

 (iv) $26,425 million of IBRD's capital is to be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it, pursuant to resolutions of IBRD's Board of Governors (though such conditions are not required by the Articles). Of this amount, 10% would be payable in gold or U.S. dollars and 90% in the currencies of the subscribing members. While these resolutions are not legally binding on future Boards of Governors, they do record an understanding among members that this amount will not be called for use by IBRD in its lending activities or for administrative purposes.

No call has ever been made on IBRD's callable capital. Any calls on unpaid subscriptions are required to be uniform, but the obligations of the members of IBRD to make payment on such calls are independent of each other. If the amount received on a call is insufficient to meet the obligations of IBRD for which the call is made, IBRD has the right and is bound to make further calls until the amounts received are sufficient to meet such obligations. However, no member may be required on any such call or calls to pay more than the unpaid balance of its capital subscription.

At June 30, 2002, $103,604 million (58%) of the uncalled capital was callable from the member countries of IBRD that are also members of the Development Assistance Committee (DAC) of the Organization for Economic Cooperation and Development (OECD). This amount was equal to 93.2% of IBRD's outstanding borrowings after swaps at June 30, 2002. TABLE 10 sets out the capital subscriptions of those countries and the callable amounts.

        TABLE 10: CAPITAL SUBSCRIPTIONS OF DAC MEMBERS OF OECD COUNTRIES

IN MILLIONS OF U.S. DOLLARS
-----------------------------------------------------------------------------------------
                                                         TOTAL CAPITAL   UNCALLED PORTION
                   MEMBER COUNTRY(A)                     SUBSCRIPTION    OF SUBSCRIPTION
-------------------------------------------------------  -------------   ----------------
United States..........................................     $ 31,965         $ 29,966
Japan..................................................       15,321           14,377
Germany................................................        8,734            8,191
France.................................................        8,372            7,851
United Kingdom.........................................        8,372            7,832
Canada.................................................        5,404            5,069
Italy..................................................        5,404            5,069
Netherlands............................................        4,283            4,018
Belgium................................................        3,496            3,281
Spain..................................................        3,377            3,171
Switzerland............................................        3,210            3,012
Australia..............................................        2,951            2,770
Sweden.................................................        1,806            1,696
Denmark................................................        1,623            1,525
Austria................................................        1,335            1,254
Norway.................................................        1,204            1,132
Finland................................................        1,033              971
New Zealand............................................          873              821
Portugal...............................................          659              620
Ireland................................................          636              599
Greece.................................................          203              189
Luxembourg.............................................          199              190
                                                            --------         --------
  TOTAL................................................     $110,460         $103,604
                                                            ========         ========
-----------------------------------------------------------------------------------------

       a. See details regarding the capital subscriptions of all members of IBRD at June 30, 2002 in Financial Statements--Statement of Subscriptions to Capital Stock and Voting Power.

The United States is IBRD's largest shareholder. Under the Bretton Woods Agreements Act, the Par Value Modification Act and other U.S. legislation, the Secretary of the U.S. Treasury is permitted to pay up to $7,663 million of the uncalled portion of the subscription of the United States, if it were called by IBRD, without any requirement of further congressional action. The balance of the uncalled portion of the U.S subscription, $22,303 million, has been authorized by the U.S. Congress but not appropriated. Further action by the U.S. Congress would be required to enable the Secretary of the Treasury to pay any portion of this balance. The General Counsel of the U.S Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the United States, notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription. For a further discussion of capital stock, restricted currencies, MAINTENANCE OF VALUE and membership refer to the Notes to Financial Statements-Summary of Significant Accounting and Related Policies and Note A.

BORROWINGS

SOURCE OF FUNDING

IBRD diversifies its sources of funding by offering its securities to institutional and retail investors globally. Under its Articles, IBRD may borrow only with the approval of the member in whose markets the funds are raised and the member in whose currency the borrowing is denominated, and only if each such member agrees that the proceeds may be exchanged for the currency of any other member without restriction.

FUNDING OPERATIONS

In FY 2002, medium- and long-term debt raised directly in financial markets by IBRD amounted to $22,050 million compared to $17,033 million in FY 2001. TABLE 11 summarizes IBRD's funding operations for FY 2002 and FY 2001. Funding raised in any given year is used for IBRD's general operations, including loan disbursements, refinancing of maturing debt and prefunding of future lending activities. The increase in funding in FY 2002 was primarily attributable to the replacement of both maturing issues and issues called. All proceeds from new funding are initially invested in the liquid asset portfolio until they are required for IBRD's operations. Debt is allocated on a periodic basis to the different debt pools funding loans as necessary, in accordance with operating guidelines. In FY 2002, IBRD followed a strategy of selective bond issuance, composed of cost-effective private placements, largely pre-sold institutional public issues and retail targeted transactions.

TABLE 11: FUNDING OPERATIONS INDICATORS
---------------------------------------------------------------------------------
                                                              FY 2002    FY 2001
                                                              --------   --------
Total Medium- and Long-term Borrowings(a) (USD million).....  $22,050    $17,033
Average Maturity(b) (years).................................      3.3        6.5
Number of Transactions......................................      472        232
Number of Currencies........................................       10          9
---------------------------------------------------------------------------------

       a. Includes one-year notes and represents net proceeds on a trade date basis.

       b.  Average maturity to first call date.

IBRD strategically repurchases, calls or prepays its debt to reduce the cost of borrowings and to reduce exposure to refunding requirements in a particular year or meet other operational needs. In response to market conditions, during FY 2002, IBRD repurchased $756 million and called $3,323 million of its outstanding borrowings.

USE OF DERIVATIVES

IBRD engages in a combination of interest rate and currency swaps to convert direct borrowings into a desired interest rate structure and currency composition as shown in FIGURES 6A and 6B for FY 2002. Interest rate and currency swaps are also used for asset/liability management purposes to match the pool of liabilities as closely as possible to the interest rate and currency characteristics of liquid assets and loans.

FIGURE 6A: EFFECT OF SWAPS ON INTEREST RATE STRUCTURES
--------------------------------------------------------------------------------

                           BORROWINGS EXCLUDING SWAPS

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

 FIXED    85.40%
floating  14.60%

                           BORROWINGS INCLUDING SWAPS

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

 FIXED    36.99%
floating  63.01%

--------------------------------------------------------------------------------

FIGURE 6B: EFFECT OF SWAPS ON CURRENCY COMPOSITION
--------------------------------------------------------------------------------

                           BORROWINGS EXCLUDING SWAPS

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

 EURO   16%
JPY     15%
Others  16%
USD     53%

                           BORROWINGS INCLUDING SWAPS

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

 EURO   10%
JPY      6%
Others   1%
USD     83%

--------------------------------------------------------------------------------

In FY 2002, the majority of new funding continued to be initially swapped into floating rate U.S. dollars, with conversion to other currencies or fixed-rate funding being carried out subsequently in accordance with funding requirements.

COMPOSITION OF BORROWINGS

Of the borrowings outstanding after swaps at June 30, 2002, 63% was at variable rates (56% at June 30, 2001). The currency composition continues to be concentrated in U.S. dollars, with its share at the end of June 30, 2002 at 83% of the borrowings portfolio, after swaps (84% at June 30, 2001). This reflects IBRD borrowers' preference for U.S. dollar-denominated loans and the corresponding currency composition of the liquid asset portfolio.

A more detailed analysis of borrowings outstanding is provided in the Notes to Financial Statements--Note D.

                          6. FINANCIAL RISK MANAGEMENT

IBRD assumes various kinds of risk in the process of providing development banking services. Its activities can give rise to four major types of financial risk: credit risk; market risk (interest rate and exchange rate); liquidity risk; and operating risk. The major inherent risk to IBRD is country credit risk, or loan portfolio risk.

GOVERNANCE STRUCTURE

The risk management governance structure includes an Asset/Liability Management Committee chaired by the Chief Financial Officer. This committee makes recommendations in the areas of financial policy, the adequacy and allocation of risk capital, and oversight of financial reporting. Two subcommittees that report to the Asset/Liability Management Committee are the Market Risk and Currency Management Subcommittee and the Credit Risk Subcommittee. The Market Risk and Currency Management Subcommittee develops and monitors the policies under which market and commercial credit risks faced by IBRD are measured, reported and managed. The subcommittee also monitors compliance with policies governing commercial credit exposure and currency management. Specific areas of activity include establishing guidelines for limiting balance sheet and market risks, the use of derivative instruments, and monitoring matches between assets and their funding. The Credit Risk Subcommittee monitors the measurement and reporting of credit risk and reviews the impact on the loan loss provision of any changes in risk ratings or movements between the accrual and nonaccrual portfolios.

Country credit risk, the primary risk faced by IBRD, is identified, measured and monitored by the Country Credit Risk Department, led by the Chief Credit Officer. This unit is independent from IBRD's business units and reports to IBRD's senior management. In addition to continuously reviewing the creditworthiness of IBRD borrowers, this department is responsible for assessing loan portfolio risk, determining the adequacy of provisions for loan losses, and monitoring borrowers that are vulnerable to crises in the near term. The Chief Credit Officer represents IBRD's Chief Financial Officer on the Operations Committee, which reviews IBRD's Country Assistance Strategies and selected planned adjustment loans.

Market risks, liquidity risks and counterparty credit risks in IBRD's financial operations are identified, measured and monitored by the Corporate Finance Department, which is independent from IBRD's business units. The Corporate Finance Department works with IBRD's financial managers, who are responsible for the day-to-day management of these risks, to establish and document processes that facilitate, control and monitor risk. These processes are built on a foundation of initial identification and measurement of risks by each of the business units. Under the direction of the Asset/Liability Management Committee, policies and procedures for measuring and managing such risks are formulated, approved and communicated throughout IBRD. Senior managers represented on the Committee are responsible for maintaining sound credit assessments, addressing transaction and product risk issues, providing an independent review function and monitoring the loans, investments and borrowings portfolios.

The processes and procedures by which IBRD manages its risk profile continually evolve as its activities change in response to market, credit, product, and other developments. The Executive Directors, particularly the Audit Committee members, periodically review trends in IBRD's risk profiles and performance, as well as any significant developments in risk management policies and controls.

MANAGING RISK-BEARING CAPACITY

IBRD assesses its risk-bearing capacity using a variety of metrics, including a stress test and an EQUITY-TO-LOANS RATIO, to measure its income generating capacity and capital adequacy.

The stress test measures the level of loan growth which could be supported by IBRD in the wake of a significant credit shock, without further deterioration in IBRD's capital position. The nonaccrual event used in the stress test is an estimate of the amount of the loan portfolio that could enter nonaccrual status (payment arrears in excess of six months) in the next three years at a 95% confidence level.

IBRD's equity supports its risk-bearing capacity for its lending operations. IBRD strives to immunize its risk-bearing capacity from fluctuations in interest and exchange rates. Therefore, IBRD uses the EQUITY-TO-LOANS RATIO (on a current value basis) as one tool to monitor the sensitivity of its risk-bearing capacity to movements in interest and exchange rates. One of IBRD's financial risk management objectives is to seek to protect the EQUITY-TO-LOANS RATIO from movements arising from market risks. To the extent that the duration of its equity capital is matched to that of its loan portfolio, this ratio is protected against interest rate movements. To the extent that the currency composition of its equity capital is matched with that of its loan portfolio, this ratio is protected from exchange rate movements.

As presented in FIGURE 5 in Section 5, Funding Resources, IBRD has maintained a relatively stable EQUITY-TO-LOANS RATIO on both the current value and reported basis.

CREDIT RISK

COUNTRY CREDIT RISK

IBRD's Credit Risk Department continuously reviews the creditworthiness of its borrowing member countries. These reviews are taken into account in determining IBRD's overall country programs and lending operations, used to estimate the appropriate level of provisions for loan losses, and used to assess the adequacy of IBRD's income-generating capacity and risk-bearing capital. In keeping with standard practice, probable losses inherent in the portfolio due to country credit risk are covered by the accumulated provision for loan losses, while unexpected losses due to country credit risk are covered by income-generating capacity and risk-bearing capital.

The credit quality of the nonaccrual portfolio improved in FY 2002, but there was a further deterioration in the credit quality of the accrual portfolio. The Republic of Congo and Cote d'Ivoire cleared all overdue payments to IBRD, and all loans to these borrowers were restored to accrual status. In addition, as an exception to IBRD practice, all overdues of the Federal Republic of Yugoslavia were cleared through consolidation loans. The loan loss provision for FY 2002 also reflects the clearance of all overdue payments from the Democratic Republic of Congo on July 3, 2002 and from the Syrian Arab Republic on July 1, 2002.

In the case of Republic of Congo, Cote d'Ivoire, and the Democratic Republic of Congo, the clearance of arrears was accomplished using bridge financing provided by an international financial institution. On the same day that arrears of the respective countries were cleared, IDA disbursed development credits to those countries in support of their respective economic reform and poverty reduction programs. Some or all of the proceeds of these development credits were used to repay the bridge financing. The development credits were funded by IDA resources other than transfers from IBRD. Taking developments in both the nonaccrual and accrual portfolios into account, the provisioning requirements were reduced by $15 million in FY 2002. However, without the impact of the significant events in the nonaccrual portfolio noted above, provisioning requirements would have increased considerably in FY 2002. All loans to Bosnia and Herzegovina were also restored to accrual status in FY 2002.

On August 15, 2002, loans made to or guaranteed by Seychelles were placed in nonaccrual status. The aggregate principal balance outstanding on these loans at June 30, 2002 was $2 million, of which $0.2 million was overdue. At June 30, 2002, overdue interest and other charges in respect of these loans totaled
$0.06 million. Income previously accrued on these loans but not yet received at June 30, 2002, amounting to $0.1 million, was included in Retained Earnings and Income from loans for the year ended June 30, 2002.

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD and is carefully managed through a single borrower exposure limit. According to an approach approved by the Executive Directors in 1997, the single borrower exposure limit is set at the lower of an equitable access limit and a concentration risk limit. The equitable access limit is equal to 10% of IBRD's subscribed capital, reserves and unallocated surplus, and the concentration limit is estimated by stress testing IBRD's income-generating capacity and risk-bearing capital (taking into account not only current exposure -loans outstanding plus the present value of guarantees - but also projected exposure over the ensuing three- to five-year period). The single borrower exposure limit is determined by the Executive Directors each year at the time they consider IBRD's reserves adequacy and the allocation of its net income from the preceding fiscal year. For FY 2003, the concentration risk limit is $13.5 billion, unchanged from FY 2002. The equitable access limit is $21.0 billion. As depicted in FIGURE 7, IBRD's largest exposure (including the present value of guarantees) to a single borrowing country was $11.9 billion at June 30, 2002.

                    FIGURE 7: TOP EIGHT COUNTRY EXPOSURES AT JUNE 30, 2002

                    (IN BILLIONS OF U.S. DOLLARS)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

EXPOSURE LIMIT ($13.5 BILLION)
China                           11.9
Indonesia                       11.1
Mexico                          10.7
Argentina                        8.7
Brazil                           8.1
Korea                            7.8
India                              7
Russia                           6.8

Since the current exposure data presented are at a point in time, evaluating these exposures relative to the limit requires consideration of the repayment profiles of existing loans, as well as disbursement profiles and projected new loans and guarantees.

OVERDUE AND NON-PERFORMING LOANS

It is IBRD's policy that if a payment of principal, interest or other charges on an IBRD loan or IDA credit becomes 30 days overdue, no new loans to that member country, or to any other borrower in that country, will be presented to the Executive Directors for approval, nor will any previously approved loan be signed, until payment for all amounts 30 days overdue or longer has been received. In addition, if such payment becomes 60 days overdue, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. Where the member country is not the borrower, the time period for suspension of the approval and signing of new loans to or guaranteed by the member country is 45 days and the time period for suspension of disbursements is 60 days. It is the policy of IBRD to place all loans made to or guaranteed by a member of IBRD in nonaccrual status if principal, interest or other charges on any such loan are overdue by more than six months, unless IBRD determines that the overdue amount will be collected in the immediate future. IBRD maintains an accumulated provision for loan losses to recognize the probable losses inherent in both the accrual and nonaccrual portfolios. The methodology for determining the accumulated provision for loan losses is discussed in Section 7, Critical Accounting Policies.

In 1991, the Executive Directors adopted a policy to assist members with protracted arrears to IBRD to mobilize sufficient resources to clear their arrears and to support a sustainable growth-oriented adjustment program over the medium term. Under this policy, IBRD will develop a lending strategy and will process loans, but not sign or disburse such loans, during a pre-clearance performance period with respect to members that: (a) agree to and implement a medium-term, growth-oriented structural adjustment program endorsed by IBRD; (b) undertake a stabilization program, if necessary, endorsed, or financially supported, by the International Monetary Fund; (c) agree to a financing plan to clear all arrears to IBRD and other multilateral creditors in the context of a medium-term structural adjustment program; and (d) make debt-service payments as they fall due on IBRD loans during the performance period. The signing, effectiveness and disbursement of such loans will not take place until the member's arrears to IBRD have been fully cleared.

On May 8, 2001, based on a precedent established in 1975 after Bangladesh became independent from Pakistan, and followed with respect to Bosnia and Herzegovina in 1996, IBRD's Executive Directors authorized IBRD to enter into an agreement with the Federal Republic of Yugoslavia (FRY) with respect to a plan for the clearance of arrears under loans to the former Socialist Federal Republic of Yugoslavia for which FRY has accepted liability. Under the arrears clearance plan, FRY's principal and interest arrears were consolidated into six new IBRD loans in January 2002. See the Notes to Financial Statements--Note C for additional information.

It is IBRD's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. IBRD's treatment of FRY is an exception to that practice, based on criteria approved by the Executive Directors in connection with the financial assistance package for Bosnia and Herzegovina in 1996. These criteria limited eligibility for such treatment to a country: that has emerged from a current or former member of IBRD; that is assuming responsibility for a share of the debt of such member; that because of a major armed conflict in its territory involving extensive destruction of physical assets, has limited creditworthiness for servicing the debt it is assuming; and for which a rescheduling/refinancing would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. IBRD does not believe that any other borrowers with loans in nonaccrual status currently meet these eligibility criteria.

COMMERCIAL CREDIT RISK

IBRD's commercial credit risk is concentrated in investments in debt instruments issued by sovereign governments, agencies, banks and corporate entities. The majority of these investments are in AAA and AA rated instruments.

In the normal course of its business, IBRD utilizes various derivatives and foreign exchange financial instruments to meet the financial needs of its borrowers, to generate income through its investment activities and to manage its exposure to fluctuations in interest and currency rates.

Derivative and foreign exchange transactions involve credit risk. The effective management of credit risk is vital to the success of IBRD's funding, investment and asset/liability management activities. The monitoring and managing of these risks is a continuous process due to changing market environments.

IBRD controls the credit risk arising from derivatives and foreign exchange transactions through its credit approval process, the use of collateral agreements and risk limits, and monitoring procedures. The credit approval process involves evaluating counterparty creditworthiness, assigning credit limits and determining the risk profile of specific transactions. Credit limits are calculated and monitored on the basis of potential exposures taking into consideration current market values, estimates of potential future movements in those values and collateral agreements with counterparties. If there is a collateral agreement with the counterparty to reduce credit risk, then the amount of collateral obtained is based on the credit rating of the counterparty. Collateral held includes cash and government securities.

IBRD treats the credit risk exposure as the replacement cost of the derivative or foreign exchange product. This is also referred to as replacement risk or the mark-to-market exposure amount. While contractual principal amount is the most commonly used volume measure in the derivative and foreign exchange markets, it is not a measure of credit or market risk.

Mark-to-market exposure is a measure, at a point in time, of the value of a derivative or foreign exchange contract in the open market. When the mark-to-market is positive, it indicates the counterparty owes IBRD and, therefore, creates an exposure for IBRD. When the mark-to-market is negative, IBRD owes the counterparty and does not have replacement risk.

When IBRD has more than one transaction outstanding with a counterparty, and the parties have entered into a master derivatives agreement which contains legally enforceable close-out netting provisions, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with the same counterparty. If this net mark-to-market is negative, then IBRD's exposure to the counterparty is considered to be zero. For the contractual value, notional amounts and related credit risk exposure amounts by instrument, see the Notes to Financial Statements--Note F.

TABLE 12 provides details of IBRD's estimated credit exposure on its investments and swaps, net of collateral held, by counterparty rating category.

TABLE 12: CREDIT EXPOSURE BY COUNTERPARTY RATING

IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------------
                                                            AT JUNE 30, 2002
                                     --------------------------------------------------------------
                                           INVESTMENTS
                                     -----------------------
                                                  AGENCIES,      NET      TOTAL EXPOSURE      %
COUNTERPARTY                                       BANKS &       SWAP     ON INVESTMENTS      OF
RATING                               SOVEREIGNS   CORPORATES   EXPOSURE     AND SWAPS       TOTAL
-----------------------------------  ----------   ----------   --------   --------------   --------
AAA................................    $  490      $10,536       $191        $11,217          47
AA.................................       940        7,746        567          9,253          38
A..................................     1,277        2,240         20          3,537          15
                                       ------      -------       ----        -------         ---
Total..............................    $2,707      $20,522       $778        $24,007         100
                                       ======      =======       ====        =======         ===
---------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS
-----------------------------------  -----------------------------------------------------
                                         AT JUNE 30, 2001            AT JUNE 30, 2000
                                     -------------------------   -------------------------

                                     TOTAL EXPOSURE      %       TOTAL EXPOSURE      %
COUNTERPARTY                         ON INVESTMENTS      OF      ON INVESTMENTS      OF
RATING                                 AND SWAPS       TOTAL       AND SWAPS       TOTAL
-----------------------------------  --------------   --------   --------------   --------
AAA................................     $ 9,225          39         $12,307          49
AA.................................      13,527          56          10,917          44
A..................................       1,169           5           1,802           7
                                        -------         ---         -------         ---
Total..............................     $23,921         100         $25,026         100
                                        =======         ===         =======         ===
-----------------------------------

The increase in the proportion of AAA and A rated investments, compared to the prior year, is mainly due to the increase of investments in obligations of AAA rated agencies and official entities, and the downgrading of Japanese government securities during FY 2002. After the effects of netting arrangements, the swap credit exposure of $1,534 million is offset by collateral of $756 million, which results in a total net swap exposure of $778 million.

MARKET RISK

IBRD faces risks which result from market movements, primarily interest and exchange rates. In comparison to country credit risk, IBRD's exposure to market risks is small. IBRD has an integrated asset/liability management framework to flexibly assess and hedge market risks associated with the characteristics of the products in IBRD's portfolios.

ASSET/LIABILITY MANAGEMENT

The objective of asset/liability management for IBRD is to ensure adequate funding for each product at the most attractive available cost, and to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of liabilities supporting each lending product in accordance with the particular requirements for that product and within prescribed risk parameters. The current value information is used in the asset/liability management process.

TABLE 13 details the current value information of each loan product, the liquid asset portfolio, and the debt allocated to fund these assets.

USE OF DERIVATIVES

As part of its asset/liability management process, IBRD employs derivatives to manage and align the characteristics of its assets and liabilities. IBRD uses derivative instruments to adjust the interest rate repricing characteristics of specific balance sheet assets and liabilities, or groups of assets and liabilities with similar repricing characteristics, and to modify the currency composition of net assets and liabilities.

INTEREST RATE RISK

There are two potential sources of interest rate risk to IBRD. The first is the interest rate sensitivity associated with the net spread between the rate IBRD earns on its assets and the cost of borrowings, which fund those assets. The second is the interest rate sensitivity of the income earned from funding a portion of IBRD assets with equity. The borrowing cost pass-through formulation incorporated in the lending rates charged on most of IBRD's existing loans has traditionally helped limit the interest rate sensitivity of the net spread earnings on its loan portfolio. Such cost pass-through loans currently account for approximately 71% of the existing outstanding loan portfolio (74% at the end of FY 2001). All cost pass-through loans, including single currency and multicurrency pool loans as well as variable-spread single currency loans, pose some residual interest rate risk, given the six month lag inherent in the lending rate calculation. Since pool loan terms are no longer available for new commitments, this risk will diminish as the existing loans mature.

TABLE 13: FINANCIAL INSTRUMENT PORTFOLIOS

IN MILLIONS OF U.S. DOLLARS
----------------------------------------------------------------------------------------------------------------------
                                                         AT JUNE 30, 2002                    AT JUNE 30, 2001
                                                 ---------------------------------   ---------------------------------
                                                                          CURRENT                             CURRENT
                                                 CARRYING   CONTRACTUAL    VALUE     CARRYING   CONTRACTUAL    VALUE
                                                  VALUE        YIELD        MARK      VALUE        YIELD        MARK
                                                 --------   -----------   --------   --------   -----------   --------
LOANS(A).......................................  $121,589      5.06%       $4,865    $118,866      6.35%       $4,196
  Variable-Rate Multicurrency Pool Loans.......    28,076      5.03         1,766      30,258      5.07         1,567
  Single Currency Pool Loans(b)................    25,585      8.12         1,987      30,492      8.61         2,209
  Variable-Spread Loans(c).....................    33,031      2.44            54      27,614      4.93            33
  Fixed-Rate Single Currency Loans.............    15,873      6.59           969      14,989      6.69           337
  Nonstandard Single Currency Loans(d).........    11,505      4.22            15      11,301      6.89            18
  Fixed-Spread Loans...........................     7,017      4.00            57       3,200      4.91             9
  Other Fixed Rate Loans.......................       502      7.86            17       1,012      8.26            23

LIQUID ASSET PORTFOLIO(E,F)....................  $ 24,886      2.11%                 $ 24,181      4.33%

BORROWINGS (INCLUDING SWAPS)(E)................  $114,261      3.61%       $3,499    $114,850      5.32%       $3,397
  Variable-Rate Multicurrency Pools............    17,875      4.09         1,780      19,150      4.55         1,510
  Single Currency Pools........................    16,996      7.03         1,260      20,635      7.76         1,385
  Variable-Spread..............................    22,106      1.96          (229)     21,968      4.48          (187)
  Fixed-Rate...................................    13,727      5.83           774      12,958      6.16           221
  Nonstandard Single Currency..................    11,916      1.79           (74)     11,390      4.43           (59)
  Fixed-Spread.................................     5,055      3.13           (85)      1,694      4.83            (9)
  Other Debt(g)................................    26,586      2.27            73      27,055      4.74           536
----------------------------------------------------------------------------------------------------------------------

a.  Contractual yield is presented before the application of interest waivers.

b. Excludes fixed-rate single currency pool loans, which have been classified in other fixed-rate loans.

c. Includes fixed-rate single currency loans for which the rate had not yet been fixed at fiscal year-end.

d.  Includes Special Structural and Sector Adjustment Loans.

e. Carrying amounts and contractual yields are on a basis which includes accrued interest and any unamortized amounts, but does not include the effects of applying FAS 133.

f. The liquid asset portfolio is carried and reported at market value and excludes investment assets associated with certain other postemployment benefits.

g.  Includes amounts not yet allocated at June 30, 2002 and June 30, 2001.

Another potential risk arises because the cost pass-through currency pool products have traditionally been funded with a large share of medium- and long-term fixed-rate debt, to provide the borrowers with a reasonably stable interest basis. Given that the cumulative impact of interest rate changes over time has resulted in a decline in the level of interest rates, the cost of these historical fixed-rate borrowings in the multicurrency pool and the single currency pools is currently considerably higher than IBRD's new borrowing costs. The amount of debt allocated to the multicurrency debt pool will exceed the balance of the multicurrency loan pool after FY 2010. The debt which funds these loans have maturities that extend beyond those of the loans and presents a risk of loss to IBRD because this debt carries fixed interest rates. Over-funding reaches a maximum of approximately $5.4 billion in FY 2015. Strategies for managing this risk include changing the rate fixity of the over-funded portion of the debt from fixed to floating rates beyond 2010 through the use of forward starting swaps. IBRD has begun executing these swaps and to date has paid $105 million since FY 2000. IBRD expects these forward starting swaps to be transacted in a phased manner over the next three years. The present value of the remaining over-funded portion of the above market debt is approximately $277 million as of June 30, 2002. The loss attributable to the combined position will be passed as a rate adjustment to the multicurrency pool loans.

Interest rate risk on non-cost pass-through products, which currently account for 29% of the existing loan portfolio (26% at the end of FY 2001), is managed by using INTEREST RATE SWAPS to closely align the rate sensitivity characteristics of the loan portfolio with those of their underlying funding. As the portfolio of fixed-spread loans increases, the proportion of non-cost pass-though products will grow. The interest rate risk on IBRD's liquid portfolio is managed within specified duration-mismatch limits and is further limited by stop-loss limits.

Because equity funds a portion of outstanding loans, IBRD's level of operating income is sensitive to movements in the level of nominal interest rates. In general, lower nominal interest rates result in lower lending rates which, in turn, reduce the nominal earnings on IBRD's equity.

Interest rate risk also arises from a variety of other factors, including differences in the timing between the contractual maturity or repricing of IBRD's assets, liabilities and derivative financial instruments. On floating rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its floating rate receivables and payables. To mitigate its exposure to these timing mismatches, IBRD has developed a framework to analyze and assess the mismatch risk and, during FY 2002, IBRD executed some overlay interest rate swaps to reduce this mismatch risk.

EXCHANGE RATE RISK

In order to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency, as prescribed by the Articles. In addition, IBRD's policy is to minimize the exchange rate sensitivity of its EQUITY-TO-LOANS RATIO. It carries out this policy by undertaking currency conversions periodically to align the currency composition of its equity to that of its outstanding loans. This policy is designed to minimize the impact of market rate fluctuations on the EQUITY-TO-LOANS RATIO, thereby preserving IBRD's ability to better absorb potential losses from arrears regardless of the market environment.

FIGURE 8 presents the currency composition of significant balance sheet components (net of swaps) at the end of FY 2002 and FY 2001.

OPERATING RISK

Operating risk is the potential for loss arising from internal activities or external events caused by breakdowns in information, communication, physical safeguards, business continuity, supervision, transaction processing, settlement systems and procedures and the execution of legal, fiduciary and agency responsibilities. IBRD, like all financial institutions, is exposed to many types of operating risks. IBRD attempts to mitigate operating risk by maintaining a system of internal controls that is designed to keep operating risk at appropriate levels in view of the financial strength of IBRD and the characteristics of the activities and markets in which IBRD operates. In the past, IBRD has suffered certain minor financial losses from operating risk and while it maintains an adequate system of internal controls, there can be no absolute assurance that IBRD will not suffer such losses in the future.

IBRD uses the COSO(a) control framework and a self-assessment methodology to evaluate the effectiveness of its internal controls over financial reporting, and it has an on-going program in place to assess all major business units. IBRD obtains an attestation report from its external auditors that IBRD's assertion that, as of June 30 of each fiscal year, its system of internal control over its external financial reporting meets the criteria for effective internal control over external financial reporting as described in COSO, is fairly stated in all material respects.

ECONOMIC AND MONETARY UNION IN EUROPE

Since January 1, 1999, in the normal course of business as a multicurrency organization, IBRD has been conducting euro-denominated transactions in paying and receiving, investments, bond issuance, loan disbursements, loan billing and new lending commitments.

IBRD adopted a gradual approach to redenominate national currency unit balance sheet items and IBRD-administered donor trust funds to euro during the transition period, before their automatic conversion to euro on January 1, 2002.

As of June 30, 2001, the accounting records for the investments and borrowings portfolios had been redenominated. All remaining accounting records were redenominated as of January 1, 2002.

---------

a. In 1992, the Committee of Sponsoring Organizations of the Treadway Commission (COSO) issued its INTERNAL CONTROL-INTEGRATED FRAMEWORK, which provided a common definition of internal control and guidance on judging its effectiveness.

FIGURE 8: RELATIVE CURRENCY COMPOSITION OF SIGNIFICANT BALANCE SHEET COMPONENTS

AT JUNE 30, 2002

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

        LOANS  INVESTMENTS & OTHER  BORROWINGS & OTHER  EQUITY
Others     1%                   2%                  0%      3%
JPY        6%                                       5%      1%
EUR       10%                                       8%      2%
USD       64%                  17%                 66%     15%

AT JUNE 30, 2001

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

        LOANS  INVESTMENTS & OTHER  BORROWINGS & OTHER  EQUITY
Others     1%                   2%                  1%      2%
JPY        7%                                       5%      2%
EUR        9%                                       7%      2%
USD       65%                  16%                 67%     14%

                        7. CRITICAL ACCOUNTING POLICIES

The Notes to IBRD's financial statements contain a summary of IBRD's significant accounting policies. The following is a description of those accounting policies which involve significant management judgments that are difficult, complex or subjective and relate to matters that are inherently uncertain.

PROVISION FOR LOAN LOSSES

IBRD's accumulated provision for loan losses reflects probable losses in its nonaccrual and accrual portfolios. Management determines the appropriate level of accumulated provisions for loan losses on a borrower-by-borrower basis for both the nonaccrual and accrual portfolios at the balance sheet date. The appropriate level of provisions for each borrower is estimated as the sum product of its expected default frequency (or probability of default to IBRD), its loans outstanding (plus the present value of guarantees), and the assumed severity of loss given default.

Judgments on borrowers' expected default frequencies and severities are based on many factors such as assessments of borrowers' past and prospective economic performance and economic policy framework. IBRD periodically reviews such factors and reassesses the adequacy of the accumulated provision for loan losses accordingly. Actual losses may differ from expected losses due to unforeseen changes in any of the factors that affect borrowers' creditworthiness.

The accumulated provision for loan losses is separately reported in the balance sheet as a deduction from IBRD's total loans. Increases or decreases in the accumulated provision for loan losses are reported in the Statement of Income as provision for loan losses.

Additional information on IBRD's loan loss provisioning policy and the status of nonaccrual loans can be found in the Notes to Financial Statements--Summary of Significant Accounting and Related Policies, and Note C.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Under the current value basis of reporting, IBRD carries all of its financial assets and liabilities at estimated values. Under the reported basis, IBRD carries its investments and derivatives, as defined by FAS 133, on a fair value basis. When possible, fair value is determined by quoted market prices. If quoted market prices are not available, then fair value is based on discounted cash flow models using market estimates of cash flows and discount rates.

All the financial models used for input to IBRD's financial statements are subject to both internal and external verification and review by qualified personnel. These models use market sourced inputs, such as interest rate yield curves, exchange rates, and option volatilities. Selection of these inputs may involve some judgment. Imprecision in estimating these factors, and changes in assumptions, can impact net income and IBRD's financial position as reported in the balance sheet.

IBRD believes its estimates of fair value are reasonable given its processes for obtaining external prices and parameters; ensuring that models are reviewed and validated both internally and externally; and applying its approach consistently from period to period.

                            8. RESULTS OF OPERATIONS

To a large extent, the change in IBRD's net income was affected by changes in the credit standing of borrowing countries and the interest rate environment.

INTEREST RATE ENVIRONMENT

During FY 2002, interest rates for most currencies were significantly lower than those in FY 2001. In addition, interest rates declined in both years. The U.S. dollar short-term interest rates (six-month LIBOR) depicted in FIGURE 9 illustrate these trends.

FIGURE 9: LIBOR INTEREST RATES - U.S. DOLLAR

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

Percent

        FY 2001          FY 2002
30-Jun  3.90875  29-Jun  1.95625
23-Jun     3.73  22-Jun  1.98125
16-Jun     3.84  15-Jun  1.98375
9-Jun      3.91   8-Jun     2.06
2-Jun      3.93   1-Jun     2.08
26-May  4.01125  25-May     2.11
19-May     4.05  18-May  2.10625
12-May     4.06  11-May     2.08
5-May      4.22   4-May     2.13
28-Apr     4.23  27-Apr  2.12375
21-Apr  4.34125  20-Apr  2.14875
14-Apr  4.64625  13-Apr     2.23
7-Apr   4.60125   6-Apr      2.3
31-Mar     4.71  30-Mar     2.33
24-Mar  4.66125  23-Mar     2.34
17-Mar  4.72375  16-Mar  2.28125
10-Mar     4.91   9-Mar  2.18375
3-Mar   4.96875   2-Mar     2.04
24-Feb     5.15  23-Feb    2.035
17-Feb   5.2975  16-Feb     2.06
10-Feb     5.27   9-Feb  2.02125
3-Feb      5.23   2-Feb  2.08375
27-Jan  5.41125  26-Jan     2.02
20-Jan     5.45  19-Jan  1.88125
13-Jan   5.5075  12-Jan   1.9275
6-Jan   5.51625   5-Jan   1.9825
30-Dec  6.20375  29-Dec  1.98125
23-Dec     6.23  22-Dec     1.98
16-Dec  6.42125  15-Dec     1.96
2-Dec   6.44875   8-Dec  2.08625
25-Nov      6.6   1-Dec     2.03
18-Nov      6.7  24-Nov   2.2225
11-Nov  6.70125  17-Nov     2.17
4-Nov      6.72  10-Nov     1.97
28-Oct      6.7   3-Nov     2.16
21-Oct      6.7  27-Oct   2.2325
14-Oct      6.7  20-Oct  2.32125
14-Oct     6.71  13-Oct   2.4225
7-Oct      6.76   6-Oct   2.3925
30-Sep     6.76  29-Sep   2.5225
23-Sep   6.7425  22-Sep    2.585
16-Sep     6.77  15-Sep     3.08
9-Sep      6.78   8-Sep   3.4875
2-Sep       6.8   1-Sep   3.4525
26-Aug   6.8125  25-Aug     3.52
19-Aug     6.84  18-Aug     3.56
12-Aug     6.82  11-Aug     3.59
5-Aug      6.87   4-Aug  3.66625
29-Jul   6.8825  28-Jul  3.71625
22-Jul  6.89375  21-Jul  3.72938
15-Jul    6.905  14-Jul   3.7975
8-Jul   6.93625   7-Jul  3.87625
1-Jul         7   1-Jul  3.90874

OPERATING INCOME

IBRD's operating income can be seen as broadly comprising a spread on earning assets, plus the contribution of equity, less provisions for loan losses and administrative expenses. TABLE 14 shows a breakdown of income, net of funding costs.

TABLE 14: NET INCOME

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------
                                                              FY 2002    FY 2001    FY 2000
                                                              --------   --------   --------
Loan interest income, net of funding costs
    Debt funded.............................................   $  848     $  509     $  678
    Equity funded...........................................    1,714      1,871      1,771
                                                               ------     ------     ------
  Total loan interest income, net of funding costs..........    2,562      2,380      2,449
Other loan income...........................................       98         11         49
Loan loss provision.........................................       15       (676)       166
Investment income, net of funding costs.....................       32        140        116
Net noninterest expense.....................................     (783)      (711)      (789)
                                                               ------     ------     ------
OPERATING INCOME............................................    1,924      1,144      1,991
  Effects of applying FAS 133...............................      854        345         --
                                                               ------     ------     ------
NET INCOME--REPORTED BASIS..................................   $2,778     $1,489     $1,991
                                                               ======     ======     ======
--------------------------------------------------------------------------------------------

FY 2002 VERSUS FY 2001

FY 2002 operating income was $1,924 million, $780 million higher than in FY 2001. The majority of this increase was due to a reduction in the provision for loan loss expense of $691 million, as arrears clearances from borrowers in the nonaccrual portfolio more than offset a further deterioration in the credit quality of the accrual portfolio. (See Notes to Financial Statements--Note C).

FY 2001 VERSUS FY 2000

FY 2001 operating income was $1,144 million, $847 million lower than in FY 2000. The majority of this change was due to the increase of $842 million in the provision for loan loss expense. This increase in the provision reflects a reassessment of the probable losses inherent in the accruing portfolio. The factors that contributed to the increase in provisioning requirements were the movement of loans made to or guaranteed by two borrowers into nonaccrual status, and a net deterioration in the creditworthiness of the accrual portfolio.

NET INTEREST INCOME

FY 2002 VERSUS FY 2001

    - Loan interest income, net of funding costs, increased $182 million due primarily to the interest rate repricing lag inherent in the cost pass-through loans, and the decrease in the waiver rate on OLD LOANS. While interest rates in FY 2002 were significantly lower than those in FY 2001, as shown in FIGURE 9, the decline was reflected more rapidly in the cost of borrowings than in the return on loans.

    - Investment income net of funding costs decreased by $108 million in FY 2002 due primarily to changes in U.S. dollar short-term interest rates. The average duration of the investment portfolio is about three months. In FY 2001, the mark-to-market gains on investments were higher than in FY 2002 due to the sharper decline in U.S. dollar interest rates in the fourth quarter of FY 2001 as compared to the same period in FY 2002. Borrowings funding these investments are not marked to market.

    - Other loan income increased by $87 million due primarily to the interest income on loans to three countries which were restored to accrual status in FY 2002.

FY 2001 VERSUS FY 2000

    - Loan interest income net of funding costs decreased by $69 million primarily due to the higher interest waiver rate on OLD LOANS in FY 2001.

    - Investment income, net of funding costs, increased by $24 million due primarily to changes in U.S. dollar short-term interest rates. The average duration of the investment portfolio is about three months. In FY 2001, mark-to-market gains on the investment portfolio were higher than those of FY 2000 because interest rates declined more during the fourth quarter of FY 2001 than in the same period of FY 2000. Borrowings funding these investments are not marked to market.

    - Other loan income decreased by $38 million due to the effects of loans to two countries being placed in nonaccrual status in FY 2001 as well as a reduction in commitment fee income.

NET NONINTEREST EXPENSE

The main components of net noninterest expense are presented in TABLE 15.

FY 2002 VERSUS FY 2001

Net noninterest expense increased by $72 million due primarily to a reduction in the actuarially determined amount of pension income in FY 2002. In addition, total gross administrative expenses were $24 million higher in FY 2002 than in FY 2001.

TABLE 15: NET NONINTEREST EXPENSE

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------
                                                              FY 2002    FY 2001    FY 2000
                                                              --------   --------   --------
Gross Administrative Expenses
  Staff Costs...............................................   $  439     $  474     $  489
  Consultant Fees...........................................       86         62         88
  Operational Travel........................................       91         77         92
  Other Expenses............................................      436        415        408
                                                               ------     ------     ------
Total Gross Administrative Expenses.........................    1,052      1,028      1,077
Less: Contribution to Special Programs......................      176        147        126
                                                               ------     ------     ------
Total Net Administrative Expenses...........................      876        881        951
  Contribution to Special Programs..........................      176        147        126
  Service Fee Revenues......................................     (155)      (146)      (118)
  Income from Staff Retirement Plan.........................      (93)      (155)      (166)
  Net Other Income..........................................      (21)       (16)        (4)
                                                               ------     ------     ------
    TOTAL NET NONINTEREST EXPENSE...........................   $  783     $  711     $  789
                                                               ======     ======     ======
--------------------------------------------------------------------------------------------

FY 2001 VERSUS FY 2000

Net noninterest expense decreased by $78 million. Overall gross administrative expenses decreased by $49 million (see Notes to Financial Statements--Note H) due primarily to a decrease in the overall administrative expense budget, along with a slightly larger share of the total costs incurred being allocated to IDA, based on an agreed-upon cost sharing formula which considers certain operational volume indicators. The remaining decrease in net noninterest resulted primarily from an increase in service fee revenues.

FAS 133 ADJUSTMENTS

As discussed earlier, IBRD has marked all derivative instruments, as defined by FAS 133, to market. IBRD generally uses derivatives to convert fixed U.S. dollar and non-U.S. dollar borrowings to variable U.S. dollar borrowings. When IBRD borrows in currencies that are not needed for lending, it immediately swaps the borrowings into the required currencies to take advantage of the arbitrage opportunities which may exist. During FY 2002, the effects of applying FAS 133 were $854 million compared to $345 million for FY 2001. This increase in the effects of applying FAS 133 was due primarily to a significant drop in the interest rates for certain currencies in FY 2002 as compared to FY 2001.

                  AFFILIATED ORGANIZATIONS--IFC, IDA AND MIGA

The activities of IBRD are complemented by those of three affiliated international organizations--the International Finance Corporation (IFC), the International Development Association (IDA) and the Multilateral Investment Guarantee Agency (MIGA)--which work closely with IBRD in achieving common objectives. Membership in these organizations is open only to members of IBRD. Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. Executive Directors of IBRD serve EX OFFICIO on the Board of Directors of IFC and as Executive Directors of IDA if they represent at least one country which is a member of these organizations. As of June 30, 2002, all of IBRD's Executive Directors also had been elected to serve on MIGA's Board of Directors, and they constituted the entire Board.

The President of IBRD is also the President of IFC, IDA, and MIGA. The Executive Vice President of IFC is also a Managing Director of IBRD. IDA and IBRD have the same staff. IFC and MIGA each employs its own staff and management (other than as noted in this paragraph). IBRD and IFC have also established several jointly-managed departments to coordinate policy advice and project investment in the area of private sector development; these departments are staffed by employees of both institutions and managed by jointly-appointed directors. IBRD staff also provide certain services to the other institutions. For information on fees that IFC, IDA, and MIGA pay IBRD for services, see Notes to Financial Statements Note H.

IFC's purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises, without a government's guarantee. One hundred seventy-five countries are members of IFC. Under its Articles, IBRD is permitted to make loans to IFC without guarantee by a member, subject to the limitation that IBRD may not lend IFC any amount which would increase IFC's total outstanding debt beyond a certain threshold, which at June 30, 2002 equaled $25,200 million. At that date, IFC's total outstanding debt was $17,375 million comprising total borrowings of $16,581 million and guarantees of debt issued of $794 million. Of IFC's total outstanding debt, $169 million was due to IBRD. There were no undrawn lending commitments from IBRD to IFC.

IDA's purpose is to promote economic development in the less developed areas of the world included in IDA's membership by providing a combination of grants and financing on concessionary terms. IDA is financed by capital subscriptions and contributions from its members and may not borrow from IBRD. Under a statement of policy of IBRD's Board of Governors, IBRD may make grants to IDA only out of net income that (a) accrued during the fiscal year in respect of which the transfer is made and (b) is not needed for allocation to reserves or otherwise required to be retained in IBRD's business. Grants may also be made out of net income previously transferred to surplus, upon the approval of the Board of Governors. Grant approvals to IDA total $7,057 million to date; at August 31, 2002, $1,242 million remained payable to IDA. For additional information on transfers of IBRD's net income to IDA, see Financial Overview on p. 4 of this Information Statement and the Notes to Financial Statements Note G.

MIGA was established to encourage the flow of investments for productive purposes by providing guarantees against noncommercial risks for foreign investment in its developing member countries. IBRD may not lend to MIGA.

                             ADMINISTRATION OF IBRD

IBRD's administration is composed of the Board of Governors, the Executive Directors, the President, other officers and staff.

All the powers of IBRD are vested in the Board of Governors, which consists of a Governor and an Alternate Governor appointed by each member of IBRD, who exercise the voting power to which that member is entitled. Each member is entitled to 250 votes plus one vote for each share held. The Board of Governors holds regular annual meetings.

There are 24 Executive Directors. Five of these are appointed, one by each of the five members having the largest number of shares of capital stock at the time of such appointment (the United States, Japan, Germany, France and the United Kingdom), and 19 are elected by the Governors representing the other members. The Board of Governors has delegated to the Executive Directors authority to exercise all the powers of IBRD except those reserved to the Governors under the Articles. The Executive Directors function as a board, and each Executive Director is entitled to cast the number of votes of the member or members by which such person is appointed or elected.

The following is an alphabetical list of the Executive Directors of IBRD and the member countries by which they were appointed or elected:

Mohd. Yaacob Abdul Aziz......................  Brunei Darussalam, Fiji, Indonesia, Lao
                                               People's Democratic Republic, Malaysia,
                                               Myanmar, Nepal, Singapore, Thailand, Tonga,
                                               Vietnam
Girmai Abraham...............................  Angola, Botswana, Burundi, Eritrea, The
                                               Gambia, Kenya, Lesotho, Liberia, Malawi,
                                               Mozambique, Namibia, Nigeria, Seychelles,
                                               Sierra Leone, South Africa, Sudan, Swaziland,
                                               Tanzania, Uganda, Zambia, Zimbabwe
Mahdy Ismail Aljazzaf........................  Bahrain, Arab Republic of Egypt, Jordan,
                                               Kuwait, Lebanon, Libya, Maldives, Oman,
                                               Qatar, Syrian Arab Republic, United Arab
                                               Emirates, Republic of Yemen
Yahya H. Alyahya.............................  Saudi Arabia
Carole Brookins..............................  United States
Eckhard Deutscher............................  Germany
Pierre Duquesne..............................  France
Yuzo Harada..................................  Japan
Neil Hyden...................................  Australia, Cambodia, Kiribati, Republic of
                                               Korea, Marshall Islands, Federated States of
                                               Micronesia, Mongolia, New Zealand, Palau,
                                               Papua New Guinea, Samoa, Solomon Islands,
                                               Vanuatu.
Finn Jonck...................................  Denmark, Estonia, Finland, Iceland, Latvia,
                                               Lithuania, Norway, Sweden
Alexey Kvasov................................  Russian Federation
Terrie O'Leary...............................  Antigua and Barbuda, The Bahamas, Barbados,
                                               Belize, Canada, Dominica, Grenada, Guyana,
                                               Ireland, Jamaica, St. Kitts and Nevis, St.
                                               Lucia, St. Vincent and the Grenadines
Franco Passacantando.........................  Albania, East Timor, Greece, Italy, Malta,
                                               Portugal, San Marino
Philippe M. Peeters..........................  Austria, Belarus, Belgium, Czech Republic,
                                               Hungary, Kazakhstan, Luxembourg, Slovak
                                               Republic, Slovenia, Turkey
Moises Pineda................................  Costa Rica, El Salvador, Guatemala, Honduras,
                                               Mexico, Nicaragua, Spain, Venezuela
Jaime Ruiz...................................  Brazil, Colombia, Dominican Republic,
                                               Ecuador, Haiti, Panama, Philippines,
                                               Suriname, Trinidad and Tobago
Ahmed Sadoudi................................  Algeria, Ghana, Islamic Republic of Iran,
                                               Iraq, Morocco, Pakistan, Tunisia
Tom Scholar..................................  United Kingdom
Mario Soto-Platero...........................  Argentina, Bolivia, Chile, Paraguay, Peru,
                                               Uruguay

Pieter Stek..................................  Armenia, Bosnia and Herzegovina, Bulgaria,
                                               Croatia, Cyprus, Georgia, Israel, former
                                               Yugoslav Republic of Macedonia, Moldova,
                                               Netherlands, Romania, Ukraine
Bassary Toure................................  Benin, Burkina Faso, Cameroon, Cape Verde,
                                               Central African Republic, Chad, Comoros,
                                               Democratic Republic of Congo, Republic of
                                               Congo, Cote d'Ivoire, Djibouti, Equatorial
                                               Guinea, Gabon, Guinea, Guinea-Bissau,
                                               Madagascar, Mali, Mauritania, Mauritius,
                                               Niger, Rwanda, Sao Tome and Principe,
                                               Senegal, Togo
Chander Mohan Vasudev........................  Bangladesh, Bhutan, India, Sri Lanka
Pietro Veglio................................  Azerbaijan, Kyrgyz Republic, Poland,
                                               Switzerland, Tajikistan, Turkmenistan,
                                               Uzbekistan
Guangyao Zhu.................................  China

The President is selected by the Executive Directors. Subject to their direction on questions of policy, the President is responsible for the conduct of the ordinary business of IBRD and for the organization, appointment and dismissal of its officers and staff.

The following is a list of the principal officers of the Bank:

President....................................  James D. Wolfensohn
Managing Director............................  Shengman Zhang
Managing Director............................  Jeffrey A. Goldstein
Managing Director............................  Mamphela Ramphele
Managing Director............................  Peter Woicke
Senior Vice President and Chief Financial
  Officer....................................  Gary Perlin
Senior Vice President, Development Economics
  and Chief Economist........................  Nicholas Stern
Vice President, Financial Sector & Network
  Head, Finance, Private Sector &
  Infrastructure.............................  Cesare Calari
Vice President and Controller................  Fayezul H. Choudhury
Vice President, Latin America and the
  Caribbean..................................  David de Ferranti
Vice President and Network Head, Poverty
  Reduction and Economic Management..........  Gobind T. Nankani
Vice President and Corporate Secretary.......  Cheikh Ibrahima Fall
Vice President and Network Head,
  Environmentally and Socially Sustainable
  Development................................  Ian Johnson
Vice President, External Affairs and UN
  Affairs....................................  Mats Karlsson
Vice President, East Asia and Pacific........  Jemal-ud-din Kassum
Vice President, Resource Mobilization and
  Cofinancing................................  Motoo Kusakabe
Vice President, Europe and Central Asia......  Johannes Linn
Vice President, Africa.......................  Callisto E. Madavo
Vice President and Chief Information
  Officer....................................  Mohamed Muhsin
Vice President, South Asia...................  Mieko Nishimizu
Vice President, External Affairs, Europe.....  Jean-Francois Rischard
Vice President and Special Representative,
  External Affairs, Japan....................  Yukio Yoshimura
Vice President and Network Head, Human
  Development................................  Jo Ritzen

Vice President and Network Head, Operations
  Policy and Country Services................  James W. Adams
Vice President, Middle East and North
  Africa.....................................  Jean-Louis Sarbib
Vice President, Infrastructure and Private
  Sector Development and Network Head,
  Finance, Private Sector and
  Infrastructure.............................  Nemat Shafik
Vice President, Human Resources..............  Katherine Sierra
Vice President, Strategy and Resource
  Management.................................  Anil Sood
Vice President, World Bank Institute.........  Frannie Leautier
Vice President and General Counsel...........  Ko-Yung Tung
Vice President and Treasurer.................  Graeme Wheeler
Director-General, Operations Evaluation......  Robert Picciotto

                           THE ARTICLES OF AGREEMENT

The Articles constitute IBRD's governing charter. They establish the status, privileges and immunities of IBRD, prescribe IBRD's purposes, capital structure and organization, authorize the operations in which it may engage and impose limitations on the conduct of those operations. The Articles also contain, among other things, provisions with respect to the admission of additional members, the increase of the authorized capital stock of IBRD, the terms and conditions under which IBRD may make or guarantee loans, the use of currencies held by IBRD, the distribution of net income of IBRD to its members, the withdrawal and suspension of members, and the suspension of operations of IBRD.

The Articles provide that they may be amended (except for certain provisions the amendment of which requires acceptance by all members) by consent of three-fifths of the members having 85% of the total voting power. The Articles further provide that questions of interpretation of provisions of the Articles arising between any member and IBRD or between members of IBRD shall be decided by the Executive Directors. Their decisions may be referred by any member to the Board of Governors, whose decision is final. Pending the result of such reference, IBRD may act on the basis of the decision of the Executive Directors.

The Articles and the decisions made by the Executive Directors on questions of interpretation may be obtained from IBRD.

                    LEGAL STATUS, PRIVILEGES AND IMMUNITIES

The Articles contain provisions which accord to IBRD, in the territories of each of its members, legal status and certain privileges and immunities. The following is a summary of the more important of these provisions.

IBRD has full juridical personality with capacity to make contracts, to acquire and dispose of property and to sue and be sued. Actions may be brought against IBRD in a court of competent jurisdiction in territories of any member in which IBRD has an office, has appointed an agent for accepting service or notice of process or has issued or guaranteed securities, but no actions against IBRD may be brought by its members or persons acting for or deriving claims from its members.

The Governors and Executive Directors, and their Alternates, and the officers and employees of IBRD are immune from legal process for acts performed by them in their official capacity, except when IBRD waives such immunity.

The archives of IBRD are inviolable. The assets of IBRD are immune from seizure, attachment or execution prior to delivery of final judgment against IBRD.

IBRD, its assets, property and income, and its operations and transactions authorized by the Articles, are immune from all taxation and from all customs duties. IBRD is also immune from liability for the collection or payment of any tax or duty.

The securities issued by IBRD and the interest thereon are not exempt from taxation generally.

Under the Articles, securities issued by IBRD and the interest thereon are not subject to any tax by a member (a) which tax discriminates against such securities solely because they are issued by IBRD, or (b) if the sole jurisdictional basis for the tax is the place or currency in which such securities are issued, made payable or paid, or the location of any office or place of business maintained by IBRD. Also, under the Articles, IBRD is not under any obligation to withhold or pay any tax on any interest on such securities.

      FISCAL YEAR, ANNOUNCEMENTS, ALLOCATION OF NET INCOME AND AUDIT FEES

FISCAL YEAR

IBRD's fiscal year runs from July 1 to June 30.

ANNOUNCEMENTS

Pursuant to the Articles, IBRD publishes an annual report containing its audited financial statements and distributes quarterly financial statements to its members.

ALLOCATION OF NET INCOME

The Board of Governors determines annually what part of IBRD's net income, after making provisions for reserves, shall be allocated to surplus and what part, if any, shall be distributed. Since its inception, IBRD has neither declared nor paid any dividend to its member countries. However, IBRD has periodically transferred as a grant a portion of its net income to IDA or to other uses that promote the purposes of IBRD (see Financial Overview on p. 4 of this Information Statement and the Notes to Financial Statements Note G).

AUDIT FEES

For FY 2002, Deloitte Touche Tohmatsu (International Firm) (DTT) served as IBRD's independent external auditors. Administrative expenses for FY 2002 included IBRD's share of the following professional fees paid to DTT:
$0.5 million for audit services and $3.2 million for all other non-audit services. No services for financial information systems design and implementation were rendered by DTT during FY 2002.

DTT also provided audit and non-audit services to organizations affiliated with IBRD, as well as to trust funds administered by IBRD.

IBRD's Audit Committee has considered whether the external auditor's provision of non-audit services is compatible with the external auditor's independence.

                               GLOSSARY OF TERMS

ASSET-BACKED SECURITIES: Asset-backed securities are instruments whose cash flow is based on the cash flows of a pool of underlying assets managed by a trust.

CROSS-CURRENCY INTEREST RATE SWAPS: Cross-currency interest rate swaps are currency swaps where one set of cash flows reflects a fixed rate of interest and the other reflects a floating rate of interest.

CURRENCY SWAPS: Currency swaps are agreements between two parties to exchange cash flows denominated in different currencies at one or more certain times in the future. The cash flows are based on a predetermined formula reflecting rates of interest and an exchange of principal.

EQUITY-TO-LOANS RATIO: This ratio is the sum of usable capital plus the special and general reserves, cumulative translation adjustment (excluding amounts associated with the FAS 133 adjustment) and the proposed transfer from unallocated net income to general reserves divided by the sum of loans outstanding, the present value of guarantees, net of the accumulated provision for loan losses and deferred loan income.

FORWARD INTEREST RATE SWAPS: A forward interest rate swap is an agreement under which the cash flow exchanges of the underlying interest rate swaps would begin to take effect from a specified date.

FUTURES AND FORWARDS: Futures and forward contracts are contracts for delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Futures contracts are traded on U.S. and international regulated exchanges.

GOVERNMENT AND AGENCY OBLIGATIONS: These obligations include marketable bonds, notes and other obligations issued by governments.

INTEREST RATE SWAPS: Interest rate swaps are agreements involving the exchange of periodic interest payments of differing character, based on an underlying notional principal amount for a specified time.

LIBOR:  London interbank offer rate.

MAINTENANCE OF VALUE: Agreements with members provide for the maintenance of the value, from the time of subscription, of certain restricted currencies. Additional payments to (or from) IBRD are required in the event the par value of the currency is reduced (or increased) to a significant extent, in the opinion of IBRD.

NET DISBURSEMENTS:  Loan disbursements net of repayments and prepayments.

NEW LOANS: Loans for which the invitation to negotiate was issued on or after July 31, 1998.

OLD LOANS: Loans for which the invitation to negotiate was issued prior to July 31, 1998.

OPTIONS: Options are contracts that allow the holder of the option the right, but not the obligation, to purchase or sell a financial instrument at a specified price within a specified period of time from or to the seller of the option. The purchaser of an option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

REPURCHASE AND RESALE AGREEMENTS AND SECURITIES LOANS: Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. The reverse of this transaction is called a resale agreement. A resale agreement involves the purchase of securities with a simultaneous agreement to sell back the same securities at a stated price on a stated date. Securities loans are contracts under which securities are lent for a specified period of time at a fixed price.

RETURN ON EQUITY: This return is computed as net income divided by the average equity balance during the year.

RISK-BEARING CAPACITY: The ability to absorb risks in the balance sheet while continuing normal operations without having to call on callable capital.

SHORT SALES: Short sales are sales of securities not held in the seller's portfolio at the time of the sale. The seller must purchase the security at a later date and bears the risk that the market value of the security will move adversely between the time of the sale and the time the security must be delivered.

STATUTORY LENDING LIMIT: Under IBRD's Articles of Agreement, as applied, the total amount outstanding of loans, participations in loans, and callable guarantees may not exceed the sum of subscribed capital, reserves and surplus.

SWAPTIONS: A swaption is an option that gives the holder the right to enter into an interest rate or currency swap at a certain future date.

TIME DEPOSITS: Time deposits include certificates of deposit, bankers' acceptances, and other obligations issued or unconditionally guaranteed by banks and other financial institutions.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Management's Assertion Regarding Effectiveness of Internal
  Controls Over External Financial Reporting................     48

Report of Independent Accountants on Management's Assertion
  Regarding Effectiveness of Internal Controls Over External
  Financial Reporting.......................................     49

Report of Independent Accountants...........................     50

Balance Sheet June 30, 2002 and June 30, 2001...............     52

Statement of Income for the three fiscal years ended
  June 30, 2002.............................................     54

Statement of Comprehensive Income for the three fiscal years
  ended June 30, 2002.......................................     55

Statement of Changes in Retained Earnings for the three
  fiscal years ended June 30, 2002..........................     55

Statement of Cash Flows for the three fiscal years ended
  June 30, 2002.............................................     56

Summary Statement of Loans June 30, 2002....................     57

Statement of Subscriptions to Capital Stock and Voting Power
  June 30, 2002.............................................     60

Notes to Financial Statements...............................     64

--------------------------------------------------------------------------------

INFORMATION CONCERNING CERTAIN EVENTS THAT OCCURRED SUBSEQUENT TO JUNE 30, 2002 IS NOT REFLECTED IN THE FINANCIAL STATEMENTS BUT IS INCLUDED ELSEWHERE IN THIS INFORMATION STATEMENT.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
MANAGEMENT'S ASSERTION REGARDING EFFECTIVENESS OF
INTERNAL CONTROLS OVER EXTERNAL FINANCIAL REPORTING
--------------------------------------------------------------------------------

THE WORLD BANK                                                     1818 H STREET N.W.          (202) 477-1234
INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT              WASHINGTON, D.C.            CABLE ADDRESS: INTBAFRAD
INTERNATIONAL DEVELOPMENT ASSOCIATION                              20433                       CABLE ADDRESS: INDEVAS
                                                                   U.S.A.

                                                                   July 31, 2002

The International Bank for Reconstruction and Development (IBRD) maintains a system of internal control over external financial reporting, which is designed to provide reasonable assurance to management and the board of directors regarding the preparation of reliable published financial statements. The system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified. Even an effective internal control system, no matter how well designed, has inherent limitations-including the possibility of the circumvention or overriding of controls-and therefore can provide only reasonable assurance with respect to external financial statement preparation. Further, because of changes in conditions, internal control system effectiveness may vary over time.

IBRD assessed its internal control system as of June 30, 2002 in relation to criteria for effective internal control over external financial reporting described in INTERNAL CONTROL-INTEGRATED FRAMEWORK issued by the Committee of Sponsoring Organizations of the Treadway Comission. Based on this assessment, IBRD believes that, as of June 30, 2002, its system of internal control over external financial reporting met those criteria.

                                   [GRAPHIC]

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS ON
MANAGEMENT'S ASSERTION REGARDING EFFECTIVENESS OF
INTERNAL CONTROLS OVER EXTERNAL FINANCIAL REPORTING
--------------------------------------------------------------------------------

[LOGO]

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------

                                     [LOGO]

                 (This page has been left blank intentionally.)

--------------------------------------------------------------------------------
Balance Sheet
June 30, 2002 and June 30, 2001
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                2002       2001
                                                              --------   --------
ASSETS

DUE FROM BANKS
  Unrestricted currencies...................................  $    415   $     50
  Currencies subject to restrictions--Note A................       668        635
                                                              --------   --------
                                                                 1,083        685
                                                              --------   --------
INVESTMENTS--Trading (including securities transferred under repurchase or security lending agreements of $nil
  million--June 30, 2002; $206 million June 30,
  2001)--Notes B and F......................................    24,256     24,168

SECURITIES PURCHASED UNDER RESALE AGREEMENTS--Note B........     1,820        322

NONNEGOTIABLE, NONINTEREST--BEARING DEMAND OBLIGATIONS ON
  ACCOUNT OF SUBSCRIBED CAPITAL.............................     1,632      1,838

AMOUNTS RECEIVABLE FROM CURRENCY AND INTEREST RATE SWAPS
  Investments--Notes B and F................................     9,932     11,043
  Borrowings (including $2,821 million due to FAS
    133--June 30, 2002; $2,032 million--June 30,
    2001)--Notes D and F....................................    66,052     63,326
  Other Asset/Liability (including $1 million due to FAS
    133--June 30, 2002; $2 million--June 30, 2001)--Notes E
    and F...................................................       727        728
                                                              --------   --------
                                                                76,711     75,097
                                                              --------   --------
AMOUNTS RECEIVABLE TO MAINTAIN VALUE OF CURRENCY HOLDINGS ON
  ACCOUNT OF SUBSCRIBED CAPITAL.............................       355        197

OTHER RECEIVABLES
  Amounts receivable from investment securities traded......       427        508
  Accrued income on loans...................................     1,663      2,036
                                                              --------   --------
                                                                 2,090      2,544
                                                              --------   --------
LOANS OUTSTANDING (see Summary Statement of Loans, Notes C
  and F)
  Total Loans...............................................   157,942    156,800
  Less undisbursed balance..................................    36,353     37,934
                                                              --------   --------
      Loans outstanding.....................................   121,589    118,866
  Less:
    Accumulated provision for loan losses...................     4,078      3,959
    Deferred loan income....................................     1,436        500
                                                              --------   --------
      Net loans outstanding.................................   116,075    114,407
                                                              --------   --------

OTHER ASSETS
  Unamortized issuance costs of borrowings..................       473        489
  Miscellaneous--Note J.....................................     3,250      3,094
                                                              --------   --------
                                                                 3,723      3,583
                                                              --------   --------
TOTAL ASSETS................................................  $227,745   $222,841
                                                              ========   ========

--------------------------------------------------------------------------------
BALANCE SHEET
June 30, 2002 and June 30, 2001
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                2002       2001
                                                              --------   --------
LIABILITIES

BORROWINGS--Notes D and F
  Short-term................................................  $  4,918   $  6,918
  Medium-and long-term (including $354 million due to FAS
    133--June 30, 2002; $45 million--June 30, 2001.)........   105,345     99,839
                                                              --------   --------
                                                               110,263    106,757
                                                              --------   --------
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS, SECURITIES LENT
  UNDER SECURITIES LENDING AGREEMENTS, AND PAYABLE FOR CASH
  COLLATERAL RECEIVED--Note B...............................        --        207

AMOUNTS PAYABLE FOR CURRENCY AND INTEREST RATE SWAPS
  Investments--Notes B and F................................    10,819     10,791
  Borrowings (including $1,254 million due to FAS
    133--June 30,2002; $1,362 million--June 30, 2001)--Notes
    D and F.................................................    66,994     68,051
  Other Asset/Liability (including $(1) million due to FAS
    133--June 30, 2002, $nil million--June 30, 2001)--Notes
    E and F.................................................       758        701
                                                              --------   --------
                                                                78,571     79,543
                                                              --------   --------
AMOUNTS PAYABLE TO MAINTAIN VALUE OF CURRENCY HOLDINGS ON
  ACCOUNT OF SUBSCRIBED CAPITAL.............................        61          8

OTHER LIABILITIES
  Amounts payable for investment securities purchased.......       975        686
  Accrued charges on borrowings.............................     2,316      3,232
  Payable for Board of Governors-approved transfers--Note
    G.......................................................     1,437      1,093
  Liabilities under other postretirement benefits
    plans--Note J...........................................       144        129
  Accounts payable and miscellaneous liabilities............     1,665      1,616
                                                              --------   --------
                                                                 6,537      6,756
                                                              --------   --------
TOTAL LIABILITIES...........................................   195,432    193,271
                                                              --------   --------

EQUITY

Capital Stock (see Statement of Subscriptions to Capital
  Stock and Voting Power, Note A)
  Authorized capital (1,581,724 shares--June 30, 2002 and
    June 30, 2001)
    Subscribed capital (1,570,895 shares--June 30, 2002 and
     June 30, 2001).........................................   189,505    189,505
  Less uncalled portion of subscriptions....................   178,029    178,029
                                                              --------   --------
                                                                11,476     11,476

AMOUNTS TO MAINTAIN VALUE OF CURRENCY HOLDINGS--Note A......      (641)      (912)

RETAINED EARNINGS (see Statement of Changes in Retained
  Earnings, Note G).........................................    22,227     19,851

ACCUMULATED OTHER COMPREHENSIVE LOSS--Note L................      (749)      (845)
                                                              --------   --------

TOTAL EQUITY................................................    32,313     29,570
                                                              --------   --------

TOTAL LIABILITIES AND EQUITY................................  $227,745   $222,841
                                                              ========   ========

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
Statement of Income
For the fiscal years ended June 30, 2002, June 30, 2001 and June 30, 2000

EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                               2002      2001      2000
                                                              -------   -------   ------
INCOME
  Income from loans--Note C
    Interest................................................  $ 6,779   $ 8,052   $8,041
    Commitment charges......................................       82        91      112
  Income from investments--Note B
    Trading
        Interest............................................      725     1,476    1,575
        Net gains (losses)
          Realized..........................................       39       (10)       3
          Unrealized........................................      (48)       51        3
  Income from securities purchased under resale
    agreements--Note B......................................       22        29       12
  Income from Staff Retirement Plan--Note J.................       93       155      166
  Other income--Notes H and I...............................      184       171      133
                                                              -------   -------   ------
    Total income............................................    7,876    10,015   10,045
                                                              -------   -------   ------

EXPENSES
  Borrowing expenses--Note D
    Interest................................................    4,793     7,021    6,979
    Amortization of issuance and other borrowing costs......      110       131      149
  Interest on securities sold under repurchase agreements
    and payable for cash collateral received--Note B........        4         6        4
  Administrative expenses--Notes H and I....................      876       881      951
  Contributions to special programs--Note H.................      176       147      126
  Provision for loan losses--Note C.........................      (15)      676     (166)
  Other expenses............................................        8         9       11
                                                              -------   -------   ------
    Total expenses..........................................    5,952     8,871    8,054
                                                              -------   -------   ------

OPERATING INCOME............................................    1,924     1,144    1,991

EFFECTS OF APPLYING FAS 133--NOTE M.........................      854       126       --
                                                              -------   -------   ------

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLE.................................................    2,778     1,270    1,991

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE--
  NOTE M....................................................       --       219       --
                                                              -------   -------   ------

NET INCOME..................................................  $ 2,778   $ 1,489   $1,991
                                                              =======   =======   ======

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
STATEMENT OF COMPREHENSIVE INCOME
For the fiscal years ended June 30, 2002, June 30, 2001 and June 30, 2000 EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                               2002     2001     2000
                                                              ------   ------   ------
Net income..................................................  $2,778   $1,489   $1,991
Other comprehensive income--Note L
  Cumulative effect of change in accounting principle.......      --      500       --
  Reclassification of FAS 133 transition adjustment to net
    income..................................................    (128)    (169)      --
  Currency translation adjustments..........................     224     (535)      (4)
                                                              ------   ------   ------
    Total other comprehensive income (loss).................      96     (204)      (4)
                                                              ------   ------   ------
Comprehensive income........................................  $2,874   $1,285   $1,987
                                                              ======   ======   ======

--------------------------------------------------------------------------------
STATEMENT OF CHANGES IN RETAINED EARNINGS
For the fiscal years ended June 30, 2002, June 30, 2001 and June 30, 2000 EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                               2002      2001      2000
                                                              -------   -------   -------
Retained earnings at beginning of the fiscal year...........  $19,851   $19,027   $17,709
  Board of Governors-approved transfers to--Note G
    International Development Association...................     (302)     (320)     (348)
    Trust Fund for Gaza and West Bank.......................       --        --       (60)
    Trust Fund for East Timor...............................       --        --       (10)
    Heavily Indebted Poor Countries Debt Initiative Trust
      Fund..................................................     (100)     (250)     (200)
    Capacity building in Africa.............................       --       (30)      (30)
    Trust Fund for Kosovo...................................       --       (35)      (25)
    Trust Fund for Federal Republic of Yugoslavia...........       --       (30)       --
  Net income for the fiscal year............................    2,778     1,489     1,991
                                                              -------   -------   -------
Retained earnings at end of the fiscal year.................  $22,227   $19,851   $19,027
                                                              =======   =======   =======

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
STATEMENT OF CASH FLOWS
For the fiscal years ended June 30, 2002, June 30, 2001 and June 30, 2000 EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                2002       2001       2000
                                                              --------   --------   --------
Cash flows from lending activities
  Loans
    Disbursements...........................................  $(11,154)  $(11,707)  $(13,222)
    Principal repayments....................................    10,745      9,623      9,973
    Principal prepayments...................................     1,323         70        499
    Loan origination fees received..........................         7          1         19
                                                              --------   --------   --------
        Net cash provided by (used in) lending activities...       921     (2,013)    (2,731)
                                                              --------   --------   --------
Cash flows from Board of Governors-approved transfers to
  International Development Association.....................        (2)       (20)       (50)
  Debt Reduction Facility for IDA-Only Countries............        (3)         3        (19)
  Trust Fund for Gaza and West Bank.........................        --        (17)       (83)
  Heavily Indebted Poor Countries Debt Initiative Trust
    Fund....................................................      (100)      (250)      (200)
  Trust Fund for East Timor, Trust Fund for Kosovo, Trust
    Fund for Federal Republic of Yugoslavia, and capacity
    building in Africa......................................        --        (95)       (65)
                                                              --------   --------   --------
        Net cash used in Board of Governors-approved
        transfers...........................................      (105)      (379)      (417)
                                                              --------   --------   --------
Cash flows from financing activities
  Medium- and long-term borrowings
    New issues..............................................    22,803     17,223     15,206
    Retirements.............................................   (21,691)   (18,027)   (19,211)
  Net short-term borrowings.................................    (2,112)     1,870       (917)
  Net currency and interest rate swaps--Borrowings..........      (656)    (1,402)      (454)
  Net capital stock transactions............................        75         72        154
                                                              --------   --------   --------
        Net cash used in financing activities...............    (1,581)      (264)    (5,222)
                                                              --------   --------   --------
Cash flows from operating activities
  Net income................................................     2,778      1,489      1,991
  Adjustments to reconcile net income to net cash provided
    by operating activities
    FAS 133 adjustment......................................      (854)      (126)        --
    Cumulative effect of change in accounting principle.....        --       (219)        --
    Depreciation and amortization...........................       189        979        884
    Amortization of deferred loan income....................       (65)       (49)       (30)
    Provision for loan losses...............................       (15)       676       (166)
    Income from Staff Retirement Plan.......................       (93)      (155)      (166)
    Changes in other assets and liabilities
      Decrease (increase) in accrued income on loans........       400        138        (99)
      (Increase) decrease in miscellaneous assets...........        (7)        82       (269)
      (Decrease) increase in accrued charges on
       borrowings...........................................      (947)       (49)       322
      (Decrease) increase in accounts payable and
       miscellaneous liabilities............................       (62)        54        135
                                                              --------   --------   --------
        Net cash provided by operating activities...........     1,324      2,820      2,602
                                                              --------   --------   --------
Effect of exchange rate changes on unrestricted cash and
  liquid investments........................................        90        (88)       (23)
                                                              --------   --------   --------
Net increase (decrease) in unrestricted cash and liquid
  investments...............................................       649         76     (5,791)
Unrestricted cash and liquid investments at beginning of the
  fiscal year...............................................    24,407     24,331     30,122
                                                              --------   --------   --------
Unrestricted cash and liquid investments at end of the
  fiscal year...............................................  $ 25,056   $ 24,407   $ 24,331
                                                              ========   ========   ========
Composition of unrestricted cash and liquid investments:
  Investments--Trading......................................  $ 24,256   $ 24,168   $ 24,941
  Unrestricted currencies...................................       415         50         32
  Net payable for investment securities
    traded/purchased--Trading...............................      (548)      (178)      (340)
  Net (payable) receivable from currency and interest rate
    swaps--Investments......................................      (887)       252       (403)
  Net receivable from securities purchased/sold under
    resale/repurchase agreements and payable for cash
    collateral received.....................................     1,820        115        101
                                                              --------   --------   --------
                                                              $ 25,056   $ 24,407   $ 24,331
                                                              ========   ========   ========
Supplemental disclosure
  Increase (decrease) in ending balances resulting from
    exchange rate fluctuations
    Loans outstanding.......................................  $  2,736   $ (3,329)  $     16
    Borrowings..............................................     4,093     (5,530)    (1,173)
    Currency and interest rate swaps--Borrowings............    (2,230)     3,164      1,195
  Capitalized loan front-end fees included in loans
    outstanding.............................................       102         77        110
  Capitalized interest and charges related to certain
    consolidation loans included in loans outstanding.......       799         --         --

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
Summary Statement of Loans
June 30, 2002
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                     LOANS       UNDISBURSED                 PERCENTAGE
                                                                    APPROVED     BALANCE OF                   OF TOTAL
                                                        TOTAL     BUT NOT YET     EFFECTIVE       LOANS         LOANS
BORROWER OR GUARANTOR                                   LOANS     EFFECTIVE(1)    LOANS(2)     OUTSTANDING   OUTSTANDING
---------------------                                  --------   ------------   -----------   -----------   -----------
Algeria..............................................  $  1,715       $   31       $   405      $  1,279         1.05%
Argentina............................................    10,394           15         1,887         8,492         6.98
Armenia..............................................         8           --            --             8         0.01
Bahamas, The.........................................         1           --            --             1            *
Bangladesh...........................................        15           --            --            15         0.01
Barbados.............................................        25           --            15            10         0.01
Belarus..............................................       117           --            23            94         0.08
Belize...............................................        52           --             8            44         0.04
Bosnia and Herzegovina...............................       546           --            --           546         0.45
Botswana.............................................         9           --            --             9         0.01
Brazil...............................................    11,956        1,515         2,337         8,104         6.66
Bulgaria.............................................     1,092           --           158           934         0.77
Cameroon.............................................       199           --            41           158         0.13
Chad.................................................        39           --            30             9         0.01
Chile................................................       884           99           102           683         0.56
China................................................    18,148          299         6,084        11,765         9.68
Colombia.............................................     2,841           --           793         2,048         1.68
Congo, Democratic Republic of........................        81           --            --            81         0.07
Congo, Republic of...................................        16           --             *            16         0.01
Costa Rica...........................................       142           17            30            95         0.08
Cote d'Ivoire........................................       494           --            --           494         0.41
Croatia..............................................       841           --           266           575         0.47
Cyprus...............................................        23           --            --            23         0.02
Czech Republic.......................................       202           --            --           202         0.17
Dominica.............................................         7            1             3             3            *
Dominican Republic...................................       442           --           103           339         0.28
Ecuador..............................................     1,103           42           203           858         0.70
Egypt, Arab Republic of..............................       906           50           296           560         0.46
El Salvador..........................................       620          143           126           351         0.29
Estonia..............................................        53           --            18            35         0.03
Fiji.................................................        14           --            --            14         0.01
Gabon................................................        62           --             6            56         0.05
Ghana................................................         5           --            --             5            *
Grenada..............................................        11            1             6             4            *
Guatemala............................................       742          267           139           336         0.28
Guyana...............................................         5           --            --             5            *
Honduras.............................................       116           --            --           116         0.10
Hungary..............................................       559           --            13           546         0.45
India................................................    11,244          463         3,766         7,015         5.77
Indonesia............................................    12,565           32         1,410        11,123         9.15
Iran, Islamic Republic of............................       686           --           248           438         0.36
Iraq.................................................        40           --            --            40         0.03
Jamaica..............................................       501           15            50           436         0.36
Jordan...............................................     1,029            5           122           902         0.74
Kazakhstan...........................................     1,506           --           364         1,142         0.94

--------------------------------------------------------------------------------
SUMMARY STATEMENT OF LOANS (Continued)
June 30, 2002
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                     LOANS       UNDISBURSED                 PERCENTAGE
                                                                    APPROVED     BALANCE OF                   OF TOTAL
                                                        TOTAL     BUT NOT YET     EFFECTIVE       LOANS         LOANS
BORROWER OR GUARANTOR                                   LOANS     EFFECTIVE(1)    LOANS(2)     OUTSTANDING   OUTSTANDING
---------------------                                  --------   ------------   -----------   -----------   -----------
Kenya................................................  $     16       $   --       $    --      $     16         0.01%
Korea, Republic of...................................     7,830           --            15         7,815         6.43
Latvia...............................................       287            2            26           259         0.21
Lebanon..............................................       692          128           279           285         0.23
Lesotho..............................................        77           --            19            58         0.05
Liberia..............................................       134           --            --           134         0.11
Lithuania............................................       371           48            48           275         0.23
Macedonia, former Yugoslav Republic of...............       215           16            72           127         0.10
Malawi...............................................         3           --            --             3            *
Malaysia.............................................       886           --           153           733         0.60
Mauritius............................................       110           --            10           100         0.08
Mexico...............................................    13,878        1,010         2,123        10,745         8.84
Moldova..............................................       194           --             8           186         0.15
Morocco..............................................     2,954          102           231         2,621         2.16
Nigeria..............................................     1,350           --             4         1,346         1.11
Oman.................................................         1           --            --             1            *
Pakistan.............................................     2,896           --            76         2,820         2.32
Panama...............................................       408           --           123           285         0.23
Papua New Guinea.....................................       384           57            49           278         0.23
Paraguay.............................................       295            9            71           215         0.18
Peru.................................................     2,700           --           137         2,563         2.11
Philippines..........................................     4,231          100           778         3,353         2.76
Poland...............................................     2,822           17           456         2,349         1.93
Romania..............................................     2,522           40           513         1,969         1.62
Russian Federation...................................     8,255          569           950         6,736         5.54
St. Kitts and Nevis..................................        22            9             6             7         0.01
St. Lucia............................................        22            8             9             5            *
St. Vincent and the Grenadines.......................         6            4             2             *            *
Seychelles...........................................         2           --            --             2            *
Slovak Republic......................................       375           26           139           210         0.17
Slovenia.............................................        89           --            16            73         0.06
South Africa.........................................        24           --            15             9         0.01
Sri Lanka............................................         7           --            --             7         0.01
Swaziland............................................        28           --            19             9         0.01
Syrian Arab Republic.................................        14           --            --            14         0.01
Tanzania.............................................         7           --            --             7         0.01
Thailand.............................................     3,221           --           200         3,021         2.48
Trinidad and Tobago..................................       113           --            23            90         0.07
Tunisia..............................................     2,041           --           615         1,426         1.17
Turkey...............................................     8,912        1,350         2,652         4,910         4.04

--------------------------------------------------------------------------------
SUMMARY STATEMENT OF LOANS (Continued)
June 30, 2002
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                     LOANS       UNDISBURSED                 PERCENTAGE
                                                                    APPROVED     BALANCE OF                   OF TOTAL
                                                        TOTAL     BUT NOT YET     EFFECTIVE       LOANS         LOANS
BORROWER OR GUARANTOR                                   LOANS     EFFECTIVE(1)    LOANS(2)     OUTSTANDING   OUTSTANDING
---------------------                                  --------   ------------   -----------   -----------   -----------
Turkmenistan.........................................  $     64       $   --       $    32      $     32         0.03%
Ukraine..............................................     2,611           82           265         2,264         1.86
Uruguay..............................................       720           42           156           522         0.43
Uzbekistan...........................................       464           20           177           267         0.22
Venezuela, Republica Bolivariana de..................       963           --           199           764         0.63
Yugoslavia, Federal Republic of......................     2,070           --            --         2,070         1.70
Zambia...............................................        13           --            --            13         0.01
Zimbabwe.............................................       417           --             1           416         0.34
                                                       --------       ------       -------      --------       ------
Subtotal(4)..........................................   157,772        6,634        29,719       121,419        99.86
Caribbean Development Bank(3)........................         1           --            --             1            *
International Finance Corporation....................       169           --            --           169         0.14
                                                       --------       ------       -------      --------       ------
Total--June 30, 2002(4)..............................  $157,942       $6,634       $29,719      $121,589       100.00%
                                                       ========       ======       =======      ========       ======
Total--June 30, 2001.................................  $156,800       $6,933       $31,001      $118,866
                                                       ========       ======       =======      ========

*   Indicates amount less than $0.5 million or less than 0.005 percent.

NOTES

1. Loans totaling $3,705 million ($5,475 million--June 30, 2001) have been approved by IBRD, but the related agreements have not been signed. Loan agreements equalling $2,929 million ($1,458 million--June 30, 2001) have been signed, but the loans do not become effective and disbursements thereunder do not start until the borrowers and guarantors, if any, take certain actions and Furnish Certain Documents to IBRD.

2. Of the undisbursed balance, IBRD Has entered into irrevocable commitments to disburse $811 million ($1,018 million--June 30, 2001).

3. These loans are for the benefit of The Bahamas, Barbados, Grenada, Guyana, Jamaica, Trinidad and Tobago, and territories of the United Kingdom (Associated States and Dependencies) in the Caribbean Region, that are severally liable as guarantors to the extent of subloans made in their territories.

4.  May differ from the sum of individual figures shown due to rounding.

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
Statement of Subscriptions to
Capital Stock and Voting Power
June 30, 2002
EXPRESSED IN MILLIONS OF U.S. DOLLARS

--------------------------------------------------------------------------------

                                                                   SUBSCRIPTIONS                                VOTING POWER
                                           -------------------------------------------------------------   ----------------------
                                                       PERCENTAGE                             AMOUNTS       NUMBER     PERCENTAGE
                                                           OF        TOTAL      AMOUNTS       SUBJECT         OF           OF
MEMBER                                      SHARES       TOTAL      AMOUNTS    PAID IN(1)   TO CALL(1,2)     VOTES       TOTAL
------                                     ---------   ----------   --------   ----------   ------------   ---------   ----------
Afghanistan..............................        300       0.02%    $  36.2     $   3.6       $   32.6           550       0.03%
Albania..................................        830       0.05       100.1         3.6           96.5         1,080       0.07
Algeria..................................      9,252       0.59     1,116.1        67.1        1,049.0         9,502       0.59
Angola...................................      2,676       0.17       322.8        17.5          305.4         2,926       0.18
Antigua and Barbuda......................        520       0.03        62.7         1.3           61.5           770       0.05
Argentina................................     17,911       1.14     2,160.7       132.2        2,028.4        18,161       1.12
Armenia..................................      1,139       0.07       137.4         5.9          131.5         1,389       0.09
Australia................................     24,464       1.56     2,951.2       181.8        2,769.5        24,714       1.53
Austria..................................     11,063       0.70     1,334.6        80.7        1,253.9        11,313       0.70
Azerbaijan...............................      1,646       0.10       198.6         9.7          188.8         1,896       0.12
Bahamas, The.............................      1,071       0.07       129.2         5.4          123.8         1,321       0.08
Bahrain..................................      1,103       0.07       133.1         5.7          127.4         1,353       0.08
Bangladesh...............................      4,854       0.31       585.6        33.9          551.6         5,104       0.32
Barbados.................................        948       0.06       114.4         4.5          109.9         1,198       0.07
Belarus..................................      3,323       0.21       400.9        22.3          378.5         3,573       0.22
Belgium..................................     28,983       1.84     3,496.4       215.8        3,280.6        29,233       1.81
Belize...................................        586       0.04        70.7         1.8           68.9           836       0.05
Benin....................................        868       0.06       104.7         3.9          100.8         1,118       0.07
Bhutan...................................        479       0.03        57.8         1.0           56.8           729       0.05
Bolivia..................................      1,785       0.11       215.3        10.8          204.5         2,035       0.13
Bosnia and Herzegovina...................        549       0.03        66.2         5.8           60.4           799       0.05
Botswana.................................        615       0.04        74.2         2.0           72.2           865       0.05
Brazil...................................     33,287       2.12     4,015.6       245.5        3,770.1        33,537       2.07
Brunei Darussalam........................      2,373       0.15       286.3        15.2          271.1         2,623       0.16
Bulgaria.................................      5,215       0.33       629.1        36.5          592.6         5,465       0.34
Burkina Faso.............................        868       0.06       104.7         3.9          100.8         1,118       0.07
Burundi..................................        716       0.05        86.4         3.0           83.4           966       0.06
Cambodia.................................        214       0.01        25.8         2.6           23.2           464       0.03
Cameroon.................................      1,527       0.10       184.2         9.0          175.2         1,777       0.11
Canada...................................     44,795       2.85     5,403.8       334.9        5,068.9        45,045       2.79
Cape Verde...............................        508       0.03        61.3         1.2           60.1           758       0.05
Central African Republic.................        862       0.05       104.0         3.9          100.1         1,112       0.07
Chad.....................................        862       0.05       104.0         3.9          100.1         1,112       0.07
Chile....................................      6,931       0.44       836.1        49.6          786.6         7,181       0.44
China....................................     44,799       2.85     5,404.3       335.0        5,069.3        45,049       2.79
Colombia.................................      6,352       0.40       766.3        45.2          721.1         6,602       0.41
Comoros..................................        282       0.02        34.0         0.3           33.7           532       0.03
Congo, Democratic Republic of............      2,643       0.17       318.8        25.4          293.5         2,893       0.18
Congo, Republic of.......................        927       0.06       111.8         4.3          107.5         1,177       0.07
Costa Rica...............................        233       0.01        28.1         1.9           26.2           483       0.03
Cote d'Ivoire............................      2,516       0.16       303.5        16.4          287.1         2,766       0.17
Croatia..................................      2,293       0.15       276.6        17.3          259.3         2,543       0.16
Cyprus...................................      1,461       0.09       176.2         8.4          167.9         1,711       0.11
Czech Republic...........................      6,308       0.40       761.0        45.9          715.0         6,558       0.41
Denmark..................................     13,451       0.86     1,622.7        97.8        1,524.9        13,701       0.85
Djibouti.................................        559       0.04        67.4         1.6           65.9           809       0.05
Dominica.................................        504       0.03        60.8         1.1           59.7           754       0.05
Dominican Republic.......................      2,092       0.13       252.4        13.1          239.3         2,342       0.14
Ecuador..................................      2,771       0.18       334.3        18.2          316.1         3,021       0.19
Egypt, Arab Republic of..................      7,108       0.45       857.5        50.9          806.6         7,358       0.46

--------------------------------------------------------------------------------
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER (Continued)
June 30, 2002
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                   SUBSCRIPTIONS                                VOTING POWER
                                           -------------------------------------------------------------   ----------------------
                                                       PERCENTAGE                             AMOUNTS       NUMBER     PERCENTAGE
                                                           OF        TOTAL      AMOUNTS       SUBJECT         OF           OF
MEMBER                                      SHARES       TOTAL      AMOUNTS    PAID IN(1)   TO CALL(1,2)     VOTES       TOTAL
------                                     ---------   ----------   --------   ----------   ------------   ---------   ----------
El Salvador..............................        141       0.01%    $  17.0     $   1.7       $   15.3           391       0.02%
Equatorial Guinea........................        715       0.05        86.3         2.7           83.5           965       0.06
Eritrea..................................        593       0.04        71.5         1.8           69.7           843       0.05
Estonia..................................        923       0.06       111.3         4.3          107.1         1,173       0.07
Ethiopia.................................        978       0.06       118.0         4.7          113.3         1,228       0.08
Fiji.....................................        987       0.06       119.1         4.8          114.3         1,237       0.08
Finland..................................      8,560       0.54     1,032.6        61.9          970.8         8,810       0.54
France...................................     69,397       4.42     8,371.7       520.4        7,851.3        69,647       4.31
Gabon....................................        987       0.06       119.1         5.1          113.9         1,237       0.08
Gambia, The..............................        543       0.03        65.5         1.5           64.0           793       0.05
Georgia..................................      1,584       0.10       191.1         9.3          181.8         1,834       0.11
Germany..................................     72,399       4.61     8,733.9       542.9        8,190.9        72,649       4.49
Ghana....................................      1,525       0.10       184.0        12.7          171.2         1,775       0.11
Greece...................................      1,684       0.11       203.1        14.1          189.1         1,934       0.12
Grenada..................................        531       0.03        64.1         1.4           62.7           781       0.05
Guatemala................................      2,001       0.13       241.4        12.4          229.0         2,251       0.14
Guinea...................................      1,292       0.08       155.9         7.1          148.8         1,542       0.10
Guinea-Bissau............................        540       0.03        65.1         1.4           63.7           790       0.05
Guyana...................................      1,058       0.07       127.6         5.3          122.3         1,308       0.08
Haiti....................................      1,067       0.07       128.7         5.4          123.3         1,317       0.08
Honduras.................................        641       0.04        77.3         2.3           75.0           891       0.06
Hungary..................................      8,050       0.51       971.1        58.0          913.1         8,300       0.51
Iceland..................................      1,258       0.08       151.8         6.8          144.9         1,508       0.09
India....................................     44,795       2.85     5,403.8       333.7        5,070.1        45,045       2.79
Indonesia................................     14,981       0.95     1,807.2       110.3        1,697.0        15,231       0.94
Iran, Islamic Republic of................     23,686       1.51     2,857.4       175.8        2,681.5        23,936       1.48
Iraq.....................................      2,808       0.18       338.7        27.1          311.6         3,058       0.19
Ireland..................................      5,271       0.34       635.9        37.1          598.8         5,521       0.34
Israel...................................      4,750       0.30       573.0        33.2          539.8         5,000       0.31
Italy....................................     44,795       2.85     5,403.8       334.8        5,069.0        45,045       2.79
Jamaica..................................      2,578       0.16       311.0        16.8          294.2         2,828       0.17
Japan....................................    127,000       8.08     15,320.6      944.0       14,376.7       127,250       7.87
Jordan...................................      1,388       0.09       167.4         7.8          159.6         1,638       0.10
Kazakhstan...............................      2,985       0.19       360.1        19.8          340.3         3,235       0.20
Kenya....................................      2,461       0.16       296.9        15.9          281.0         2,711       0.17
Kiribati.................................        465       0.03        56.1         0.9           55.2           715       0.04
Korea, Republic of.......................     15,817       1.01     1,908.1       114.5        1,793.5        16,067       0.99
Kuwait...................................     13,280       0.85     1,602.0        97.4        1,504.6        13,530       0.84
Kyrgyz Republic..........................      1,107       0.07       133.5         5.7          127.9         1,357       0.08
Lao People's Democratic Republic.........        178       0.01        21.5         1.5           20.0           428       0.03
Latvia...................................      1,384       0.09       167.0         7.8          159.2         1,634       0.10
Lebanon..................................        340       0.02        41.0         1.1           39.9           590       0.04
Lesotho..................................        663       0.04        80.0         2.3           77.6           913       0.06
Liberia..................................        463       0.03        55.9         2.6           53.3           713       0.04
Libya....................................      7,840       0.50       945.8        57.0          888.8         8,090       0.50
Lithuania................................      1,507       0.10       181.8         8.7          173.1         1,757       0.11
Luxembourg...............................      1,652       0.11       199.3         9.8          189.5         1,902       0.12
Macedonia, former Yugoslav Republic of...        427       0.03        51.5         3.2           48.3           677       0.04
Madagascar...............................      1,422       0.09       171.5         8.1          163.5         1,672       0.10
Malawi...................................      1,094       0.07       132.0         5.6          126.4         1,344       0.08

--------------------------------------------------------------------------------
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER (Continued)
June 30, 2002
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                   SUBSCRIPTIONS                                VOTING POWER
                                           -------------------------------------------------------------   ----------------------
                                                       PERCENTAGE                             AMOUNTS       NUMBER     PERCENTAGE
                                                           OF        TOTAL      AMOUNTS       SUBJECT         OF           OF
MEMBER                                      SHARES       TOTAL      AMOUNTS    PAID IN(1)   TO CALL(1,2)     VOTES       TOTAL
------                                     ---------   ----------   --------   ----------   ------------   ---------   ----------
Malaysia.................................      8,244       0.52%    $ 994.5     $  59.5       $  935.0         8,494       0.53%
Maldives.................................        469       0.03        56.6         0.9           55.7           719       0.04
Mali.....................................      1,162       0.07       140.2         6.1          134.1         1,412       0.09
Malta....................................      1,074       0.07       129.6         5.4          124.1         1,324       0.08
Marshall Islands.........................        469       0.03        56.6         0.9           55.7           719       0.04
Mauritania...............................        900       0.06       108.6         4.1          104.4         1,150       0.07
Mauritius................................      1,242       0.08       149.8         6.7          143.1         1,492       0.09
Mexico...................................     18,804       1.20     2,268.4       139.0        2,129.4        19,054       1.18
Micronesia, Federated States of..........        479       0.03        57.8         1.0           56.8           729       0.05
Moldova..................................      1,368       0.09       165.0         7.6          157.4         1,618       0.10
Mongolia.................................        466       0.03        56.2         2.3           53.9           716       0.04
Morocco..................................      4,973       0.32       599.9        34.8          565.1         5,223       0.32
Mozambique...............................        930       0.06       112.2         4.8          107.4         1,180       0.07
Myanmar..................................      2,484       0.16       299.7        16.1          283.6         2,734       0.17
Namibia..................................      1,523       0.10       183.7         8.8          174.9         1,773       0.11
Nepal....................................        968       0.06       116.8         4.6          112.1         1,218       0.08
Netherlands..............................     35,503       2.26     4,282.9       264.8        4,018.1        35,753       2.21
New Zealand..............................      7,236       0.46       872.9        51.9          821.0         7,486       0.46
Nicaragua................................        608       0.04        73.3         2.1           71.3           858       0.05
Niger....................................        852       0.05       102.8         3.8           99.0         1,102       0.07
Nigeria..................................     12,655       0.81     1,526.6        92.7        1,433.9        12,905       0.80
Norway...................................      9,982       0.64     1,204.2        72.6        1,131.6        10,232       0.63
Oman.....................................      1,561       0.10       188.3         9.1          179.2         1,811       0.11
Pakistan.................................      9,339       0.59     1,126.6        67.8        1,058.9         9,589       0.59
Palau....................................         16          *         1.9         0.2            1.8           266       0.02
Panama...................................        385       0.02        46.4         3.2           43.2           635       0.04
Papua New Guinea.........................      1,294       0.08       156.1         7.1          149.0         1,544       0.10
Paraguay.................................      1,229       0.08       148.3         6.6          141.6         1,479       0.09
Peru.....................................      5,331       0.34       643.1        37.5          605.6         5,581       0.35
Philippines..............................      6,844       0.44       825.6        48.9          776.7         7,094       0.44
Poland...................................     10,908       0.69     1,315.9        79.6        1,236.3        11,158       0.69
Portugal.................................      5,460       0.35       658.7        38.5          620.2         5,710       0.35
Qatar....................................      1,096       0.07       132.2         9.0          123.3         1,346       0.08
Romania..................................      4,011       0.26       483.9        30.5          453.4         4,261       0.26
Russian Federation.......................     44,795       2.85     5,403.8       333.9        5,070.0        45,045       2.79
Rwanda...................................      1,046       0.07       126.2         5.2          120.9         1,296       0.08
St. Kitts and Nevis......................        275       0.02        33.2         0.3           32.9           525       0.03
St. Lucia................................        552       0.04        66.6         1.5           65.1           802       0.05
St. Vincent and the Grenadines...........        278       0.02        33.5         0.3           33.2           528       0.03
Samoa....................................        531       0.03        64.1         1.4           62.7           781       0.05
San Marino...............................        595       0.04        71.8         2.5           69.3           845       0.05
Sao Tome and Principe....................        495       0.03        59.7         1.1           58.6           745       0.05
Saudi Arabia.............................     44,795       2.85     5,403.8       335.0        5,068.9        45,045       2.79
Senegal..................................      2,072       0.13       250.0        13.0          237.0         2,322       0.14
Seychelles...............................        263       0.02        31.7         0.2           31.6           513       0.03
Sierra Leone.............................        718       0.05        86.6         3.0           83.6           968       0.06
Singapore................................        320       0.02        38.6         3.9           34.7           570       0.04
Slovak Republic..........................      3,216       0.20       388.0        23.0          365.0         3,466       0.21
Slovenia.................................      1,261       0.08       152.1         9.5          142.6         1,511       0.09
Solomon Islands..........................        513       0.03        61.9         1.2           60.7           763       0.05

--------------------------------------------------------------------------------
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER (Continued)
June 30, 2002
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                   SUBSCRIPTIONS                                VOTING POWER
                                           -------------------------------------------------------------   ----------------------
                                                       PERCENTAGE                             AMOUNTS       NUMBER     PERCENTAGE
                                                           OF        TOTAL      AMOUNTS       SUBJECT         OF           OF
MEMBER                                      SHARES       TOTAL      AMOUNTS    PAID IN(1)   TO CALL(1,2)     VOTES       TOTAL
------                                     ---------   ----------   --------   ----------   ------------   ---------   ----------
Somalia..................................        552       0.04%    $  66.6     $   3.3       $   63.3           802       0.05%
South Africa.............................     13,462       0.86     1,624.0        98.8        1,525.2        13,712       0.85
Spain....................................     27,997       1.78     3,377.4       206.8        3,170.6        28,247       1.75
Sri Lanka................................      3,817       0.24       460.5        26.1          434.3         4,067       0.25
Sudan....................................        850       0.05       102.5         7.2           95.3         1,100       0.07
Suriname.................................        412       0.03        49.7         2.0           47.7           662       0.04
Swaziland................................        440       0.03        53.1         2.0           51.1           690       0.04
Sweden...................................     14,974       0.95     1,806.4       110.2        1,696.2        15,224       0.94
Switzerland..............................     26,606       1.69     3,209.6       197.2        3,012.4        26,856       1.66
Syrian Arab Republic.....................      2,202       0.14       265.6        14.0          251.7         2,452       0.15
Tajikistan...............................      1,060       0.07       127.9         5.3          122.5         1,310       0.08
Tanzania.................................      1,295       0.08       156.2        10.0          146.2         1,545       0.10
Thailand.................................      6,349       0.40       765.9        45.2          720.7         6,599       0.41
Togo.....................................      1,105       0.07       133.3         5.7          127.6         1,355       0.08
Tonga....................................        494       0.03        59.6         1.1           58.5           744       0.05
Trinidad and Tobago......................      2,664       0.17       321.4        17.6          303.7         2,914       0.18
Tunisia..................................        719       0.05        86.7         5.7           81.1           969       0.06
Turkey...................................      8,328       0.53     1,004.6        59.8          944.8         8,578       0.53
Turkmenistan.............................        526       0.03        63.5         2.9           60.5           776       0.05
Uganda...................................        617       0.04        74.4         4.4           70.1           867       0.05
Ukraine..................................     10,908       0.69     1,315.9        79.3        1,236.6        11,158       0.69
United Arab Emirates.....................      2,385       0.15       287.7        22.6          265.1         2,635       0.16
United Kingdom...........................     69,397       4.42     8,371.7       539.5        7,832.2        69,647       4.31
United States............................    264,969      16.87     31,964.5    1,998.4       29,966.2       265,219      16.41
Uruguay..................................      2,812       0.18       339.2        18.6          320.7         3,062       0.19
Uzbekistan...............................      2,493       0.16       300.7        16.1          284.7         2,743       0.17
Vanuatu..................................        586       0.04        70.7         1.8           68.9           836       0.05
Venezuela, Republica Bolivariana de......     20,361       1.30     2,456.2       150.8        2,305.5        20,611       1.27
Vietnam..................................        968       0.06       116.8         8.1          108.7         1,218       0.08
Yemen, Republic of.......................      2,212       0.14       266.8        14.0          252.8         2,462       0.15
Yugoslavia, Federal Republic of..........      1,597       0.10       192.7        16.9          175.7         1,847       0.11
Zambia...................................      2,810       0.18       339.0        20.0          319.0         3,060       0.19
Zimbabwe.................................      3,325       0.21       401.1        22.4          378.7         3,575       0.22
                                           ---------     ------     --------    -------       --------     ---------     ------
Total--June 30, 2002(2)..................  1,570,895     100.00%    $189,505    $11,476       $178,029     1,616,645     100.00%
                                           =========     ======     ========    =======       ========     =========     ======
Total--June 30, 2001.....................  1,570,895     100.00%    $189,505    $11,476       $178,029     1,616,645
                                           =========     ======     ========    =======       ========     =========

*   Indicates amounts less than 0.005 percent.

----------

NOTES

1.  See Notes to Financial Statements--Note A.

2.  May differ from the sum of individual figures shown due to rounding.

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

PURPOSE AND AFFILIATED ORGANIZATIONS

The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote sustainable economic development and reduce poverty in its member countries, primarily by providing loans, guarantees and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. IDA's main goal is to reduce poverty through promoting sustainable economic development in the less developed areas of the world included in IDA's membership by providing a combination of grants and financing on concessionary terms. IFC's purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member's guarantee. MIGA was established to encourage the flow of investments for productive purposes among member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

IBRD's financial statements are prepared in conformity with the accounting principles generally accepted in the United States of America and with International Accounting Standards. On August 8, 2002, the Executive Directors approved these financial statements for issue.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been used in the valuation of certain financial instruments, the determination of the adequacy of the Accumulated Provision for Loan Losses, the determination of net periodic income from pension and other postretirement benefits plans, and the present value of benefit obligations.

Certain reclassifications of the prior years' information have been made to conform with the current year's presentation.

ACCOUNTING FOR DERIVATIVES: IBRD has adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its amendments, as well as International Accounting Standard (IAS) 39, "Financial Instruments: Recognition and Measurement". These standards are collectively referred to as FAS 133 in this document. These standards require that derivative instruments, as defined by FAS 133, be recorded on the balance sheet at fair value.

IBRD uses derivative instruments in its investments and borrowings portfolios and for asset/liability management purposes. In applying FAS 133 for purposes of financial statement reporting, IBRD has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value and all changes in the fair value have been recognized in net income. While the derivatives in the borrowings portfolio require an adjustment under FAS 133, as do the Other Asset/Liability swaps, no adjustment is required to the investments portfolio since those derivative instruments are already recorded at fair value as part of the trading portfolio. While IBRD believes that its hedging strategies achieve its objectives, the application of FAS 133 qualifying hedge criteria would not make fully evident the risk management strategy that IBRD employs.

TRANSLATION OF CURRENCIES: IBRD's financial statements are expressed in terms of U.S. dollars solely for the purpose of summarizing IBRD's financial position and the results of its operations for the convenience of its members and other interested parties.

IBRD is an international organization which conducts its operations in the currencies of all of its members. IBRD's resources are derived from its capital, borrowings, and accumulated earnings in those various currencies. IBRD has a number of general policies aimed at minimizing exchange rate risk in a multicurrency environment. IBRD matches its borrowing obligations in any one currency (after swaps) with assets in the same currency, as prescribed by its Articles of Agreement, primarily by holding or lending the proceeds of its borrowings (after swaps) in the same currencies in which they are borrowed. In addition, IBRD periodically undertakes currency conversions to more closely match the currencies underlying its Equity with those of the net loans outstanding.

Assets and liabilities are translated at market exchange rates in effect at the end of the period. Income and expenses are translated at either the market exchange rates in effect on the dates on which they are recognized or at an average of the market exchange rates in effect during each month. Translation adjustments are charged or credited to Accumulated Other Comprehensive Income.

VALUATION OF CAPITAL STOCK: In the Articles of Agreement, the capital stock of IBRD is expressed in terms of "U.S. dollars of the weight and fineness in effect on July 1, 1944" (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency disappeared. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words "U.S. dollars of the weight and fineness in effect on July 1, 1944" in
Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR.

MAINTENANCE OF VALUE: Article II, Section 9 of the Articles of Agreement provides for maintenance of the value (MOV), at the time of subscription, of such restricted currencies (see Note A), requiring (1) the member to make additional payments to IBRD in the event that the par value of its currency is reduced or the foreign exchange value of its currency has, in the opinion of IBRD, depreciated to a significant extent in its territories and (2) IBRD to reimburse the member in the event that the par value of its currency is increased.

Since currencies no longer have par values, maintenance of value amounts are determined by measuring the foreign exchange value of a member's currency against the standard of value of IBRD capital based on the 1974 SDR. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose currencies appreciate significantly in terms of the standard of value.

The net MOV amounts relating to restricted currencies out on loan, and amounts that have been reclassified from receivables for those countries that have been in arrears for two years or more, are included as a component of equity under Amounts to Maintain Value of Currency Holdings. For amounts on loan, these MOV amounts are shown as a component of Equity since MOV becomes effective only as such currencies are repaid to IBRD.

RETAINED EARNINGS: Retained Earnings consists of allocated amounts (Special Reserve, General Reserve, Pension Reserve, Surplus and Cumulative FAS 133 Adjustments) and unallocated Net Income.

The Special Reserve consists of loan commissions set aside pursuant to Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments--Trading, and comprise obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD's operations.

The Pension Reserve consists of the difference between actual funding of the Staff Retirement Plan (SRP) and the SRP's accounting income. This Pension Reserve would be reduced if in any future fiscal year pension accounting expenses were to exceed the actual funding of the SRP.

Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

The Cumulative FAS 133 Adjustments consist of the effects associated with the application of FAS 133 from prior years. At June 30, 2002, this amount includes the one-time cumulative effect of the adoption of FAS 133 on July 1, 2000, the reclassification and amortization of the transition adjustments for fiscal year 2001, and the unrealized gains or losses on certain derivative instruments, as defined by FAS 133, for fiscal year 2001.

Unallocated Net Income consists of earnings in the current fiscal year. Commencing in 1950, a portion or all of the unallocated Net Income has been allocated to the General Reserve after an assessment by the Executive Directors of IBRD's reserve needs. Upon recommendation by the Executive Directors, the Board of Governors, consisting of one Governor appointed by each member, periodically approves transfers out of unallocated Net Income and Surplus to various entities for development purposes consistent with IBRD's Articles of Agreement.

LOANS: All of IBRD's loans are made to or guaranteed by members, except loans to IFC. The majority of IBRD's loans have repayment obligations based on specific currencies. IBRD also holds multicurrency loans which have repayment obligations in various currencies determined on the basis of a currency pooling system.

Any loan origination fees incorporated in a loan's terms are deferred and recognized over the life of the loan as an adjustment of yield. However, incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered insignificant. The unamortized balance of loan origination fees is included as a reduction of Loans Outstanding on the balance sheet, and the loan origination fees amortization is included in Interest under Income from Loans on the income statement.

It is IBRD's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. In exceptional cases, however, such as when implementation of a financed project has been delayed, the loan amortization schedule may be modified to avoid substantial repayments prior to project completion.

In addition, during fiscal year 2001, the Executive Directors approved a financial assistance package for the Federal Republic of Yugoslavia (FRY) in connection with its succession to membership of the former Socialist Federal Republic of Yugoslavia (SFRY) in IBRD. One component of that package was a plan for the clearance of arrears under all loans to the former SFRY for which the FRY had accepted liability. Under the arrears clearance plan, FRY's principal and interest arrears were consolidated into six new consolidated loans.

IBRD's treatment of FRY is based on criteria approved by the Executive Directors in connection with the financial assistance package for Bosnia and Herzegovina in 1996. These criteria limit eligibility for such treatment to a country: (a) that has emerged from a current or former member of IBRD; (b) that is assuming responsibility for a share of the debt of such member; (c) that, because of a major armed conflict in its territory involving extensive destruction of physical assets, has limited creditworthiness for servicing the debt it is assuming; and (d) for which rescheduling/refinancing would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. IBRD does not believe that any other borrowers with loans in nonaccrual status currently meet these eligibility criteria.

Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or loan charges. These present value losses are equal to the difference between the present value of payments for interest and charges made according to the related loan's contractual terms and the present value of its expected future cash flows. Such present value losses are considered in the determination of the Accumulated Provision for Loan Losses. IBRD has not written off any of its outstanding loans.

It is the policy of IBRD to place in nonaccrual status all loans made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such loan are overdue by more than six months, unless IBRD management determines that the overdue amount will be collected in the immediate future. In addition, if development credits made by IDA to a member government are placed in nonaccrual status, all loans made to or guaranteed by that member government will also be placed in nonaccrual status by IBRD. On the date a member's loans are placed into nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have actually been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance, the member's loans may not automatically emerge from nonaccrual status, even though the member's eligibility for new loans may have been restored. A decision on the restoration of accrual status is made on a case-by-case basis after a suitable period of payment performance has passed from the time of arrears clearance.

IBRD determines the Accumulated Provision for Loan Losses based on an assessment of collectibility risk in the total loan and guarantees portfolio, including loans in nonaccrual status. The accumulated provision is periodically adjusted based on a review of the prevailing circumstances. Adjustments to the accumulated provision are recorded as a charge or addition to income. In the context of determining the adequacy of the Accumulated Provision for Loan Losses, IBRD considers the present value of expected cash flows relative to the contractual cash flows for loans.

CASH AND CASH EQUIVALENTS: IBRD considers unrestricted cash, as well as financial instruments held in the investment portfolio as elements of liquidity in the Statement of Cash Flows, since they are readily convertible to known amounts of cash within ninety days.

INVESTMENTS: Investment securities are classified based on management's intention on the date of purchase, their nature, and IBRD's policies governing the level and use of such investments. At June 30, 2002 and June 30, 2001, all investment securities were held in a Trading portfolio. Investment securities and related financial instruments held in IBRD's Trading portfolio are carried and reported at fair value. Unrealized gains and losses for investment securities and related financial instruments held in the Trading portfolio are included in income. Derivative instruments are used in liquidity management to take advantage of profitable trading opportunities and as a proxy for cash securities. These derivatives are carried at fair value. From time to time, IBRD enters into forward contracts for the sale or purchase of investment securities; these transactions are recorded at the time of commitment.

SECURITIES PURCHASED UNDER RESALE AGREEMENTS AND SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND PAYABLE FOR CASH COLLATERAL RECEIVED: Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are recorded at historical cost. IBRD receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, requires additional collateral.

BORROWINGS: To ensure funds are available for lending and liquidity purposes, IBRD borrows in the worldwide capital markets offering its securities to private and governmental buyers. IBRD issues short-term and medium- and long-term debt instruments denominated in various currencies with both fixed and adjustable interest rates. Borrowings are carried on the balance sheet at their par value (face value), adjusted for any unamortized premiums or discounts, and include adjustments for embedded derivatives and fair value hedges that existed at June 30, 2000, as required by FAS 133. Issuance costs associated with a bond offering are deferred and amortized over the period during which the related indebtedness is outstanding. The unamortized balance of the issuance costs is included in Other Assets on the balance sheet, and the issuance costs amortization is presented as a separate element under Borrowing Expenses on the income statement. Amortization of discounts and premiums is included in Interest under Borrowing Expenses on the income statement.

IBRD uses derivatives in its borrowing and liability management activities to take advantage of cost saving opportunities across capital markets to mitigate risks as well as lower its funding costs. These derivatives are used to modify the interest rate and/or currency characteristics of the borrowing portfolio. The interest component of these derivatives is recognized as an adjustment to the borrowing cost over the life of the derivative contract and included in Interest under Borrowing Expenses on the income statement. Prior to the adoption of FAS 133 on July 1, 2000, all derivatives were recorded on an historical cost basis using synthetic accounting; upon termination, the change in the derivative's market value was recorded as an adjustment to the carrying value of the underlying borrowing and recognized as an adjustment of the borrowing cost over the remaining life of the borrowing. In instances where the underlying borrowing was prepaid, the change in the associated derivative's market value was recognized immediately as an adjustment to the cost of the underlying borrowing instrument. However, upon adoption of FAS 133, these derivatives are carried at fair value.

VALUATION OF FINANCIAL INSTRUMENTS: Derivative financial instruments and investment securities are recorded in IBRD's financial statements at fair value. Disclosures related to the fair value of these, and other financial instruments are included in Note N. Fair value is based on market quotations when possible. Financial instruments for which market quotations are not readily available have been valued based on discounted cash flow models using market estimates of cash flows and discount rates. All the financial models used for valuing IBRD's financial instruments are subject to both internal and periodic external verification and review by qualified personnel. These models use market sourced inputs such as interest rate yield curves, exchange rates, and option volatilities. Selection of these inputs may involve some judgement, as does estimating prices when no external parameters exist.

ACCOUNTING AND REPORTING DEVELOPMENTS: In April 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 145, "Recission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" (SFAS No. 145). SFAS No. 145 requires gains and losses from extinguishments of debt to be classified as extraordinary items only if they meet the criteria for such classification in Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (APB No. 30). These provisions are effective January 1, 2003. Adoption of this standard will not have a significant impact on IBRD's financial statements.

NOTE A--CAPITAL STOCK, RESTRICTED CURRENCIES,
MAINTENANCE OF VALUE, AND MEMBERSHIP

CAPITAL STOCK: At June 30, 2002 and June 30, 2001, IBRD's capital comprised 1,581,724 authorized shares, of which 1,570,895 shares had been subscribed. Each share has a par value of 0.1 million 1974 SDRs, valued at the rate of $1.20635 per 1974 SDR. Of the subscribed capital, $11,476 million ($11,476 million--June 30, 2001) has been paid in, and the remaining $178,029 million ($178,029 million--June 30, 2001) is subject to call only when required to meet the obligations of IBRD created by borrowing or guaranteeing loans.

CURRENCIES SUBJECT TO RESTRICTIONS: A portion of capital subscriptions paid in to IBRD has been paid in the local currencies of the members. These amounts, referred to as restricted currencies, are usable by IBRD in its lending operations, only with the consent of the respective members, and for administrative expenses.

MAINTENANCE OF VALUE: Of the total amount of $641 million ($912 million--June 30, 2001) included in Amounts to Maintain Value of Currency Holdings, which has been deducted from equity, $195 million ($198 million--June 30, 2001) represents MOV receivables for countries that have amounts in arrears for two years or more. IBRD still considers these MOV receivables in arrears as obligations due from the members concerned. The remaining $446 million ($714 million--June 30, 2001) represents net MOV amounts relating to restricted currencies out on loan that become payable under the same terms as other MOV obligations only after such currencies are repaid to IBRD.

MEMBERSHIP: On July 23, 2002, East Timor became a member of IBRD. On that date, East Timor subscribed for 517 shares with a par value of $62.4 million, of which $1.9 million was paid in and $60.5 million was subject to call. As this occurred subsequent to June 30, 2002, this transaction is not reflected in the balance sheet at that date.

NOTE B--INVESTMENTS

As part of its overall portfolio management strategy, IBRD invests in government and agency obligations, time deposits, asset-backed securities, repurchase agreements, securities loans, resale agreements and related financial derivatives including futures, forward contracts, currency swaps, cross-currency interest rate swaps, interest rate swaps, options and short sales.

For government and agency obligations, IBRD may only invest in obligations issued or unconditionally guaranteed by governments of countries with a minimum credit rating of AA; however, if such obligations are denominated in the home currency of the issuer, no rating is required. IBRD may only invest in obligations issued by an agency or instrumentality of a government of a country, a multilateral organization or any other official entity with a minimum credit rating of AA. For asset-backed securities, IBRD may only invest in securities with a AAA credit rating.

With respect to futures and options, IBRD generally closes out most open positions prior to maturity. Therefore, cash receipts or payments are mostly limited to the change in market value of the futures and options contracts. Futures contracts generally entail daily settlement of the net cash margin.

For options, IBRD only invests in exchange-traded options. The initial price of an option contract is equal to the premium paid by the purchaser and is significantly less than the contract or notional amount. IBRD does not write uncovered option contracts as part of its investment portfolio strategy.

As of June 30, 2002, IBRD had received $1,833 million ($319 million--June 30,
2001) of securities under resale agreements.

LIQUID PORTFOLIO: A summary of IBRD's position in trading and other liquid portfolio instruments at June 30, 2002 and June 30, 2001 is as follows:

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
--------------------------------------------------------------------------------

                                                                                                                OTHER
                                              EURO              JAPANESE YEN          U.S. DOLLARS           CURRENCIES
                                       -------------------   -------------------   -------------------   -------------------
                                         2002       2001       2002       2001       2002       2001       2002       2001
                                       --------   --------   --------   --------   --------   --------   --------   --------
TRADING:
Government and agency obligations:
  Carrying value.....................     5,835     5,359       1,223     2,221       1,901     1,118          --         21
  Average balance during fiscal
    year.............................     5,397     4,355       1,641     2,935       1,544     1,200           5         19
  Net gains (losses) for the fiscal
    year.............................      (10)         8        (29)         5           9         9           *          *
  Average yield (%)..................      4.22      4.75        0.21      0.24        3.63      4.83          --       5.09
  Average maturity (years)...........      2.79      2.94        2.87      3.27        2.86      3.80          --       0.29
Time deposits:
  Carrying value.....................     1,669       848         664       188       6,662     9,014       1,201        980
  Average balance during fiscal
    year.............................       970     1,705         440       311       9,305     8,495         578      1,064
  Average yield (%)..................      3.40      4.62        0.02      0.08        1.90      4.14        3.57       4.99
  Average maturity (years)...........      0.09      0.09        0.13      0.02        0.09      0.08        0.05       0.04
Asset-backed securities:
  Carrying value.....................        --        --          --        --       5,100     4,413          --         --
  Average balance during fiscal
    year.............................        --        --          --        --       4,886     4,494          --         --
  Net gains (losses) for the fiscal
    year.............................        --        --          --        --           1        22          --         --
  Average yield (%)..................        --        --          --        --        2.51      4.92          --         --
  Average maturity (years)...........        --        --          --        --       11.88      8.37          --         --
Options, futures and forwards:
  Carrying value.....................        --        --          --        --           1         6          --         --
  Average balance during fiscal
    year.............................        --       (*)           *         *           1         2          --         --
  Net gains (losses) for the fiscal
    year.............................        --        --          --        --          14       (*)          --         --
TOTAL TRADING INVESTMENTS**
  Carrying value.....................     7,504     6,207       1,887     2,409      13,664    14,551       1,201      1,001
  Average balance during fiscal
    year.............................     6,367     6,060       2,081     3,246      15,736    14,191         583      1,083
  Net gains (losses) for the fiscal
    year(a)..........................      (10)         8        (29)         5          24        31           *          *
                                       --------   -------    --------   -------    --------   -------    --------   --------
REPURCHASE AGREEMENTS & SECURITIES
  LOANS:
  Carrying value.....................        --        --          --        --          --     (207)          --         --
  Average balance during fiscal
    year.............................        --        --          --        --       (147)     (108)          --         --
  Average cost (%)...................        --        --          --        --          --      4.13          --         --
  Average maturity (years)...........        --        --          --        --          --      0.01          --         --
                                       --------   -------    --------   -------    --------   -------    --------   --------
RESALE AGREEMENTS:
  Carrying value.....................        --        --          --        --       1,820       322          --         --
  Average balance during fiscal
    year.............................        --        --          --        --       1,062       506          --         --
  Average yield (%)..................        --        --          --        --        1.93      4.34          --         --
  Average maturity (years)...........        --        --          --        --        0.01      0.01          --         --
                                       --------   -------    --------   -------    --------   -------    --------   --------
SHORT SALES:(B)
  Carrying value.....................        --        --          --        --       (102)      (63)          --         --
  Average balance during fiscal
    year.............................        --        --          --        --         (8)     (214)          --         --
                                       --------   -------    --------   -------    --------   -------    --------   --------
CURRENCY SWAPS RECEIVABLE:(C)
  Carrying value.....................        --        --          --        --       2,497     1,354          --         --
  Average balance during fiscal
    year.............................        --        --          --        --       1,346     2,248           *         14
  Average yield (%)..................        --        --          --        --        1.86      4.36          --         --
  Average maturity (years)...........        --        --          --        --        0.10      0.08          --         --
                                       --------   -------    --------   -------    --------   -------    --------   --------
CURRENCY SWAPS PAYABLE:(C)
  Carrying value.....................   (1,260)     (683)       (518)      (40)          --        --       (886)      (600)
  Average balance during fiscal
    year.............................     (700)   (1,465)       (274)      (90)         (*)      (14)       (334)      (665)
  Average cost (%)...................      3.39      4.60        0.02      0.06          --        --        3.76       5.18
  Average maturity (years)...........      0.11      0.11        0.15      0.07          --        --        0.06       0.06
                                       --------   -------    --------   -------    --------   -------    --------   --------

                                               ALL
                                           CURRENCIES
                                       -------------------
                                         2002       2001
                                       --------   --------
TRADING:
Government and agency obligations:
  Carrying value.....................     8,959     8,719
  Average balance during fiscal
    year.............................     8,587     8,509
  Net gains (losses) for the fiscal
    year.............................      (30)        22
  Average yield (%)..................      3.55      3.59
  Average maturity (years)...........      2.82      3.13
Time deposits:
  Carrying value.....................    10,196    11,030
  Average balance during fiscal
    year.............................    11,293    11,575
  Average yield (%)..................      2.22      4.18
  Average maturity (years)...........      0.09      0.07
Asset-backed securities:
  Carrying value.....................     5,100     4,413
  Average balance during fiscal
    year.............................     4,886     4,494
  Net gains (losses) for the fiscal
    year.............................         1        22
  Average yield (%)..................      2.51      4.92
  Average maturity (years)...........     11.88      8.37
Options, futures and forwards:
  Carrying value.....................         1         6
  Average balance during fiscal
    year.............................         1         2
  Net gains (losses) for the fiscal
    year.............................        14       (*)
TOTAL TRADING INVESTMENTS**
  Carrying value.....................    24,256    24,168
  Average balance during fiscal
    year.............................    24,767    24,580
  Net gains (losses) for the fiscal
    year(a)..........................      (15)        44
                                       --------   -------
REPURCHASE AGREEMENTS & SECURITIES
  LOANS:
  Carrying value.....................        --     (207)
  Average balance during fiscal
    year.............................     (147)     (108)
  Average cost (%)...................        --      4.13
  Average maturity (years)...........        --      0.01
                                       --------   -------
RESALE AGREEMENTS:
  Carrying value.....................     1,820       322
  Average balance during fiscal
    year.............................     1,062       506
  Average yield (%)..................      1.93      4.34
  Average maturity (years)...........      0.01      0.01
                                       --------   -------
SHORT SALES:(B)
  Carrying value.....................     (102)      (63)
  Average balance during fiscal
    year.............................       (8)     (214)
                                       --------   -------
CURRENCY SWAPS RECEIVABLE:(C)
  Carrying value.....................     2,497     1,354
  Average balance during fiscal
    year.............................     1,346     2,262
  Average yield (%)..................      1.86      4.36
  Average maturity (years)...........      0.10      0.08
                                       --------   -------
CURRENCY SWAPS PAYABLE:(C)
  Carrying value.....................   (2,664)   (1,323)
  Average balance during fiscal
    year.............................   (1,308)   (2,234)
  Average cost (%)...................      2.86      4.72
  Average maturity (years)...........      0.10      0.08
                                       --------   -------

--------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
--------------------------------------------------------------------------------

                                                                                                                OTHER
                                              EURO              JAPANESE YEN          U.S. DOLLARS           CURRENCIES
                                       -------------------   -------------------   -------------------   -------------------
                                         2002       2001       2002       2001       2002       2001       2002       2001
                                       --------   --------   --------   --------   --------   --------   --------   --------
CROSS-CURRENCY INTEREST RATE SWAPS
  RECEIVABLE:(C)
  Carrying value.....................        --        --         528       892       6,907     8,797          --         --
  Average balance during fiscal
    year.............................        --        --         577       537       7,684     7,729          --         --
  Net gains (losses) for the fiscal
    year(a)..........................        --        --          21       (7)         (6)        20          --         --
  Average yield (%)..................        --        --        0.60      0.07        2.04      4.30          --         --
  Average maturity (years)...........        --        --        6.49      0.31        3.06      2.23          --         --
                                       --------   -------    --------   -------    --------   -------    --------   --------
CROSS-CURRENCY INTEREST RATE SWAPS
  PAYABLE:(C)
  Carrying value.....................   (5,842)   (5,365)     (1,752)   (3,116)       (512)     (952)          --       (18)
  Average balance during fiscal
    year.............................   (5,402)   (4,359)     (2,222)   (3,443)       (609)     (536)         (*)       (19)
  Net gains (losses) for the fiscal
    year(a)..........................        10      (14)           9       (1)         (3)       (2)         (*)        (*)
  Average cost (%)...................      4.22      4.72        0.30      0.14        1.99      3.88          --       5.06
  Average maturity (years)...........      2.80      2.95        3.96      1.49        6.49      0.31          --       0.29
                                       --------   -------    --------   -------    --------   -------    --------   --------
NET INTEREST RATE SWAPS:(C)
  Carrying value.....................        --        --          --        --        (49)      (17)          --         --
  Average balance during fiscal
    year.............................        --        --          --        --        (12)       (7)          --         --
  Net gains (losses) for the fiscal
    year(a)..........................        --        --          --        --        (25)         1          --         --
  Average cost (%)...................        --        --          --        --           *      0.05          --         --
  Average maturity (years)...........        --        --          --        --        0.91      0.90          --         --
                                       --------   -------    --------   -------    --------   -------    --------   --------

                                               ALL
                                           CURRENCIES
                                       -------------------
                                         2002       2001
                                       --------   --------
CROSS-CURRENCY INTEREST RATE SWAPS
  RECEIVABLE:(C)
  Carrying value.....................     7,435     9,689
  Average balance during fiscal
    year.............................     8,261     8,266
  Net gains (losses) for the fiscal
    year(a)..........................        15        13
  Average yield (%)..................      1.94      3.91
  Average maturity (years)...........      3.30      2.05
                                       --------   -------
CROSS-CURRENCY INTEREST RATE SWAPS
  PAYABLE:(C)
  Carrying value.....................   (8,106)   (9,451)
  Average balance during fiscal
    year.............................   (8,233)   (8,357)
  Net gains (losses) for the fiscal
    year(a)..........................        16      (17)
  Average cost (%)...................      3.23      3.11
  Average maturity (years)...........      3.28      2.19
                                       --------   -------
NET INTEREST RATE SWAPS:(C)
  Carrying value.....................      (49)      (17)
  Average balance during fiscal
    year.............................      (12)       (7)
  Net gains (losses) for the fiscal
    year(a)..........................      (25)         1
  Average cost (%)...................         *      0.05
  Average maturity (years)...........      0.91      0.90
                                       --------   -------

--------------------------------------------------------------------------------

a. Included in Net gains (losses) on the Trading portfolio in the income statement.

b. Included in Amounts Payable for Investment Securities Purchased on the balance sheet.

c. Included in Currency and Interst Rate Swaps--Investments on the balance sheet.

*   Less than $0.5 million, 0.005 percent, or 0.05 years.

**  May differ from the sum of individual figures due to rounding.

NOTE C--LOANS, COFINANCING AND GUARANTEES

IBRD's loan portfolio includes multicurrency loans, single currency pool loans, single currency loans and fixed spread loans. Single currency loans include fixed-rate and variable-spread loans, as well as certain loans with non-standard terms. At June 30, 2002 only variable spread loans, fixed spread loans, and special structural and sector adjustment loans were available for new commitments.

WAIVERS OF LOAN INTEREST AND COMMITMENT CHARGES

For fiscal year 2002, IBRD continued to offer waivers of a portion of interest owed by all eligible borrowers. For the fiscal year ended June 30, 2002, the effect of this waiver was to reduce Net Income by $102 million, ($139 million--June 30, 2001, $59 million--June 30, 2000). In addition, IBRD continued to waive a portion of the commitment charge on all eligible undisbursed balances on loans to all borrowers. For the fiscal year ended June 30, 2002, the effect of this waiver was to reduce net income by $156 million ($169 million--June 30, 2001, $207 million--June 30, 2000).

A summary of IBRD's outstanding loans by currency and product at June 30, 2002 and June 30, 2001 follows:

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
--------------------------------------------------------------------------------------------------------------
                                                                            2002
                                               ---------------------------------------------------------------

                                                      EURO              JAPANESE YEN          U.S. DOLLARS
                                               -------------------   -------------------   -------------------
                                                FIXED     ADJUST.     FIXED     ADJUST.     FIXED     ADJUST.
                                               --------   --------   --------   --------   --------   --------
Multicurrency loans(a,b)
  Amount.....................................   $  120    $ 8,586     $  82     $ 9,022    $   197    $ 8,785
  Weighted average rate (%)(c)...............     8.17       5.03      7.84        5.03       7.77       5.03
Single currency pools
  Amount.....................................   $   --    $ 2,835     $  --     $    40    $     1    $22,710
  Weighted average rate (%)(c)...............       --       6.65        --        1.72      11.60       8.32
  Average maturity
    (years)..................................       --       3.72        --        2.86       0.47       3.86
Single currency loans(d)
  Amount.....................................   $  623    $ 2,045     $  --     $   139    $15,250    $42,350
  Weighted average rate (%)(c)...............     5.47       3.82        --        0.28       6.64       2.86
  Average maturity
    (years)..................................     4.33       6.40        --        6.48       4.26       5.70
Fixed-spread loans
  Amount.....................................   $1,903    $   990     $  --     $     1    $   565    $ 3,558
  Weighted average rate (%)(c)...............     5.72       4.10        --        0.59       6.64       2.63
  Average maturity
    (years)..................................    14.74      14.44        --       13.34       9.56       8.34
                                                ------    -------     -----     -------    -------    -------
TOTAL LOANS
  Amount.....................................   $2,646    $14,456     $  82     $ 9,202    $16,013    $77,403
  Weighted average rate (%)(c)...............     5.77       5.12      7.84        4.95       6.65       4.70
TOTAL LOANS...................................................................................................

  Less accumulated provision for loan losses and deferred loan income.........................................
Net loans outstanding.........................................................................................
--------------------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
---------------------------------------------  ----------------------------------------------------
                                                                       2002
                                               ----------------------------------------------------
                                                                            LOANS
                                                     OTHERS              OUTSTANDING
                                               -------------------   -------------------
                                                FIXED     ADJUST.     FIXED     ADJUST.     TOTAL
                                               --------   --------   --------   --------   --------
Multicurrency loans(a,b)
  Amount.....................................   $ 102      $1,683    $   501    $ 28,076   $ 28,577
  Weighted average rate (%)(c)...............    7.66        5.03       7.85        5.03       5.08
Single currency pools
  Amount.....................................   $  --      $   --    $     1    $ 25,585   $ 25,586
  Weighted average rate (%)(c)...............      --          --      11.60        8.12       8.12
  Average maturity
    (years)..................................      --          --       0.47        3.84       3.84
Single currency loans(d)
  Amount.....................................   $  --      $    2    $15,873    $ 44,536   $ 60,409
  Weighted average rate (%)(c)...............      --        1.71       6.59        2.90       3.87
  Average maturity
    (years)..................................      --        3.97       4.26        5.73       5.35
Fixed-spread loans
  Amount.....................................   $  --      $   --    $ 2,468    $  4,549   $  7,017
  Weighted average rate (%)(c)...............      --          --       5.93        2.95       4.00
  Average maturity
    (years)..................................      --          --      13.55        9.67      11.04
                                                -----      ------    -------    --------   --------
TOTAL LOANS
  Amount.....................................   $ 102      $1,685    $18,843    $102,746   $121,589
  Weighted average rate (%)(c)...............    7.66        5.03       6.54        4.79       5.06
                                                                                           --------
TOTAL LOANS..................................                                              $121,589
  Less accumulated provision for loan losses                                                  5,514
                                                                                           --------
Net loans outstanding........................                                              $116,075
                                                                                           ========
---------------------------------------------

NOTE: FOR FOOTNOTES SEE FOLLOWING PAGE.

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
--------------------------------------------------------------------------------------------------------------
                                                                            2001
                                               ---------------------------------------------------------------

                                                      EURO              JAPANESE YEN          U.S. DOLLARS
                                               -------------------   -------------------   -------------------
                                                FIXED     ADJUST.     FIXED     ADJUST.     FIXED     ADJUST.
                                               --------   --------   --------   --------   --------   --------
Multicurrency loans(a,b)
  Amount.....................................   $  261    $ 8,417     $ 206     $ 9,865    $   351    $10,447
  Weighted average rate (%)(c)...............     8.15       5.04      8.09        5.04       8.39       5.13

Single currency pools
  Amount.....................................   $    3    $ 2,997     $  --     $    47    $    26    $27,448
  Weighted average rate (%)(c)...............    10.93       7.26        --        3.94      11.37       8.76
  Average maturity
    (years)..................................     0.47       4.02        --        3.25       0.45       4.26
Single currency loans(d)
  Amount.....................................   $  522    $ 1,468     $  --     $   137    $14,467    $37,308
  Weighted average rate (%)(c)...............     5.48       4.79        --        0.31       6.74       5.55
  Average maturity
    (years)..................................     4.87       6.68        --        7.09       4.82       6.02

Fixed-spread loans
  Amount.....................................   $  265    $    64     $  --     $    --    $   215    $ 2,656
  Weighted average rate (%)(c)...............     6.29       5.04        --          --       6.92       4.61
  Average maturity
    (years)..................................     9.67       9.54        --          --       9.95       8.98
                                                ------    -------     -----     -------    -------    -------
TOTAL LOANS
  Amount.....................................   $1,051    $12,946     $ 206     $10,049    $15,059    $77,859
  Weighted average rate (%)(c)...............     6.36       5.52      8.09        4.97       6.79       6.59
TOTAL LOANS...................................................................................................

  Less accumulated provision for loan losses and deferred loan income.........................................
Net loans outstanding.........................................................................................
--------------------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
---------------------------------------------  ----------------------------------------------------
                                                                       2001
                                               ----------------------------------------------------
                                                                            LOANS
                                                     OTHERS              OUTSTANDING
                                               -------------------   -------------------
                                                FIXED     ADJUST.     FIXED     ADJUST.     TOTAL
                                               --------   --------   --------   --------   --------
Multicurrency loans(a,b)
  Amount.....................................   $ 160      $1,534    $   978    $ 30,263   $ 31,241
  Weighted average rate (%)(c)...............    7.84        5.04       8.17        5.07       5.17
Single currency pools
  Amount.....................................   $  --      $   --    $    29    $ 30,492   $ 30,521
  Weighted average rate (%)(c)...............      --          --      11.33        8.61       8.61
  Average maturity
    (years)..................................      --          --       0.45        4.24       4.23
Single currency loans(d)
  Amount.....................................   $  --      $    2    $14,989    $ 38,915   $ 53,904
  Weighted average rate (%)(c)...............      --        3.38       6.69        5.50       5.83
  Average maturity
    (years)..................................      --        4.47       4.82        6.05       5.70
Fixed-spread loans
  Amount.....................................   $  --      $   --    $   480    $  2,720   $  3,200
  Weighted average rate (%)(c)...............      --          --       6.57        4.62       4.91
  Average maturity
    (years)..................................      --          --       9.79        8.99       9.11
                                                -----      ------    -------    --------   --------
TOTAL LOANS
  Amount.....................................   $ 160      $1,536    $16,476    $102,390   $118,866
  Weighted average rate (%)(c)...............    7.84        5.04       6.79        6.27       6.35
                                                                                           --------
TOTAL LOANS..................................                                              $118,866
  Less accumulated provision for loan losses                                                  4,459
                                                                                           --------
Net loans outstanding........................                                              $114,407
                                                                                           ========
---------------------------------------------

a. Includes loans issued prior to 1980, and loans to IFC, in addition to multicurrency pool loans. For fiscal year 2001, this also includes co-financing loans.

b. AVERAGE MATURITY--MULTICURRENCY LOANS. IBRD maintains a targeted currency comparison in its multicurrency loans. The present target rate is one U.S. dollar for every 125 Japanese yen and one euro. These three major currencies comprise at least 90% of the multicurrency loans' U.S. dollar equivalent value, with the remainder in other currencies. The composition of the multicurrencies loans is affected by the selection of currencies for disbursements on those loans and by the currencies selected for the billing of the principle repayments. Along with the selections of disbursements currencies, IBRD manages the selection of repayment currencies to maintain the alignment of the multicurrency loans' comparison with the target ratio. The selection of currencies for repayment billing by IBRD precludes the determination of average maturity information for multicurrency loans by individual currency. Accordingly, IBRD only discloses the maturity periods for its multicurrency loans on a combined U.S. dollars equivalent basis.

c.  Excludes effects of any waivers of loan interest.

d.  Includes fixed-rate, variable-spread and non-standard loans.

The maturity structure of IBRD's loans at June 30, 2002 and June 30, 2001 is as follows:

IN MILLIONS
-----------------------------------------------------------------------------------------------------------------
                                                                  2002
                       ------------------------------------------------------------------------------------------
                       JULY 1, 2002 THROUGH   JULY 1, 2003 THROUGH   JULY 1, 2007 THROUGH
PRODUCT/RATE TYPE         JUNE 30, 2003          JUNE 30, 2007          JUNE 30, 2012       THEREAFTER    TOTAL
---------------------  --------------------   --------------------   --------------------   ----------   --------
Multicurrency loans
  Fixed..............         $   311                $   177                $    13          $    --     $    501
  Adjustable.........           3,897                 13,574                  9,153            1,452       28,076

Single currency pools
  Fixed..............               1                     --                     --               --            1
  Adjustable.........           4,168                 13,528                  7,075              814       25,585

Single currency
  loans(a)
  Fixed..............           1,433                  8,517                  5,784              139       15,873
  Adjustable.........           3,662                 18,118                 15,823            6,933       44,536

Fixed-spread loans
  Fixed..............              --                    193                    742            1,533        2,468
  Adjustable.........              --                    297                  2,836            1,416        4,549
                              -------                -------                -------          -------     --------

All Loans
  Fixed..............           1,745                  8,887                  6,539            1,672       18,843
  Adjustable.........          11,727                 45,517                 34,887           10,615      102,746
                              -------                -------                -------          -------     --------
Total loans
  outstanding........         $13,472                $54,404                $41,426          $12,287     $121,589
                              =======                =======                =======          =======     ========
-----------------------------------------------------------------------------------------------------------------

IN MILLIONS
-----------------------------------------------------------------------------------------------------------------
                                                                  2001
                       ------------------------------------------------------------------------------------------
                       JULY 1, 2001 THROUGH   JULY 1, 2002 THROUGH   JULY 1, 2006 THROUGH
PRODUCT/RATE TYPE         JUNE 30, 2002          JUNE 30, 2006          JUNE 30, 2011       THEREAFTER    TOTAL
---------------------  --------------------   --------------------   --------------------   ----------   --------
Multicurrency loans
  Fixed..............         $   690                $   256                $    32          $    --     $    978
  Adjustable.........           4,306                 13,531                 10,315            2,111       30,263

Single currency pools
  Fixed..............              28                      1                     --               --           29
  Adjustable.........           4,511                 14,844                  9,592            1,545       30,492

Single currency
  loans(a)
  Fixed..............             788                  7,469                  6,374              358       14,989
  Adjustable.........           1,664                 16,226                 14,478            6,547       38,915

Fixed-spread loans
  Fixed..............              --                     43                    232              205          480
  Adjustable.........              --                     49                  1,913              758        2,720
                              -------                -------                -------          -------     --------
All Loans
  Fixed..............           1,506                  7,769                  6,638              563       16,476
  Adjustable.........          10,481                 44,650                 36,298           10,961      102,390
                              -------                -------                -------          -------     --------
Total loans
  outstanding........         $11,987                $52,419                $42,936          $11,524     $118,866
                              =======                =======                =======          =======     ========
-----------------------------------------------------------------------------------------------------------------

a.  Includes fixed-rate, variable spread and non-standard loans.

COFINANCING AND GUARANTEES

IBRD has taken direct participations in, or provided partial guarantees of, loans syndicated by other financial institutions for projects or programs also financed by IBRD through regular loans. IBRD also has provided partial guarantees of securities issued by an entity eligible for IBRD loans. IBRD's partial guarantees of bond issues are included in the guarantees amount mentioned below. IBRD's direct participations in syndicated loans are included in the reported loan balances. At June 30, 2002, IBRD did not have any direct participation in syndicated loans.

Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. Outstanding guarantees of loan principal and interest of $1,584 million at June 30, 2002 ($1,605 million--June 30, 2001) were not included in reported loan balances. These amounts represent the maximum potential risk if the payments guaranteed for these entities are not made. At June 30, 2002, $473 million of these guarantees were subject to call ($484 million--June 30, 2001). As of June 30, 2002, no guarantees provided by IBRD have been called.

OVERDUE AMOUNTS

At June 30, 2002, in addition to those loans referred to in the following paragraph, total principal, interest, and charges of less than $1 million was overdue by more than three months. At June 30, 2002, the aggregate principal amounts outstanding on all loans to any borrower, other than those referred to in the following paragraph, with any loans overdue by more than three months, was $2 million.

At June 30, 2002, the loans made to or guaranteed by certain member countries with an aggregate principal balance outstanding of $2,755 million ($2,832 million--June 30, 2001), of which principal of $336 million ($1,331 million--June 30, 2001) was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $313 million ($1,087 million--June 30, 2001). If these loans had not been in nonaccrual status, income from loans for the fiscal year ended June 30, 2002, would have been higher by $34 million ($80 million--June 30, 2001, $52 million--June 30, 2000).

A summary of countries with loans or guarantees in nonaccrual status follows:

IN MILLIONS
-----------------------------------------------------------------------------------------
                                                                2002
                                           ----------------------------------------------
                                            PRINCIPAL     PRINCIPAL AND      NONACCRUAL
BORROWER                                   OUTSTANDING   CHARGES OVERDUE       SINCE
-----------------------------------------  -----------   ---------------   --------------
WITH OVERDUES

  Congo, Democratic Republic of..........    $   81          $  132        November 1993

  Iraq...................................        40              76        December 1990

  Liberia................................       134             318        June 1987

  Syrian Arab Republic...................        14               6(a)     February 1987

  Zimbabwe...............................       416             117        October 2000
                                             ------          ------

  Total..................................       685             649

WITHOUT OVERDUES

  Yugoslavia, Federal Republic of........     2,070              --        September 1992
                                             ------          ------

TOTAL....................................    $2,755          $  649
                                             ======          ======
-----------------------------------------------------------------------------------------

       a.  Represents interest and charges overdue.

During fiscal year 1998, the Syrian Arab Republic (Syria) and IBRD entered into an agreement covering, among other things, the application of payments by Syria of its overdue principal, interest, and charges. Under this agreement, Syria paid the overdue principal to IBRD in one payment of $263 million on September 2, 1997 and has been making monthly payments to IBRD since then.

On July 1, 2002, Syria made its final payment under this agreement, clearing all of its overdue interest and charges with IBRD, and all IBRD loans to, or guaranteed by Syria, were restored to accrual status. As a result, income for the fiscal year ended June 30, 2003 will increase by $6 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status. This is in accordance with IBRD's policy of recognizing income on a cash basis when a country is in nonaccrual status. This event was considered in determining the adequacy of the provision for loan losses at June 30, 2002.

In June 1996, the accumulated arrears on loans to the former SFRY assumed by Bosnia and Herzegovina were cleared through three new consolidation loans extended by IBRD. These new loans consolidated all outstanding principal and overdue interest on the loans assumed by Bosnia and Herzegovina. This resulted in an increase in loans outstanding of $168 million and the deferral of the recognition of the related interest income. The net exposure to Bosnia and Herzegovina did not change as a result of this event.

In December 2001, Bosnia and Herzegovina commenced making principal repayments on these consolidation loans. In addition, during fiscal year 2002, IBRD began amortizing the related deferred loan income over the remaining lives of these loans.

As of June 30, 2002, all IBRD loans outstanding to Bosnia and Herzegovina were restored to accrual status following management's determination that a suitable period of payment performance had passed subsequent to the time of arrears clearance. During the fiscal year ended June 30, 2002, income increased by $8 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

On January 8, 2002, the accumulated arrears on loans to FRY were cleared through six new consolidation loans extended by IBRD. These new loans consolidated all overdue interest and charges with FRY's then outstanding loans. This resulted in an increase in loans outstanding of $799 million and the deferral of the recognition of the related interest income. The net exposure to FRY has not changed as a result of this event. All of these consolidation loans are fixed-spread single currency loans, denominated in euro, and carry the current interest rate terms for this product, which, at the time of consolidation, was LIBOR plus a 55 basis point spread. They have a final maturity of thirty years, which includes a three-year grace period. The previous loans had final maturities ranging from January 1, 1992 to March 15, 2005 and a combined weighted-average interest rate of 5.5%.

During the fiscal year ended June 30, 2002, Cote d'Ivoire and the Republic of Congo cleared all of their overdue service payments to IBRD, and all IBRD loans to, or guaranteed by, these two countries were restored to accrual status. These arrears clearances of $25 million for Cote d'Ivoire and $34 million for the Republic of Congo were accomplished using bridge financing provided by an international financial institution. On the same day that arrears were cleared, IDA disbursed development credits to the respective country in support of economic reform and poverty reduction programs. Some or all of the proceeds of these development credits were used to repay the bridge financing. The development credits were funded by IDA resources other than transfers from IBRD. As a result of these events, income for the fiscal year ended June 30, 2002 increased by $40 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

On July 3, 2002, the Democratic Republic of Congo cleared all of its overdue service payments to IBRD, and all IBRD loans to, or guaranteed by, the Democratic Republic of Congo were restored to accrual status. This arrears clearance of $131 million was accomplished using bridge financing provided by an international financial institution. On the same day, IDA disbursed a development credit to the Democratic Republic of Congo in support of economic reform and poverty reduction programs. Part of the proceeds of this credit was used to repay the bridge financing. The development credit was funded by IDA resources other than transfers from IBRD. As a result of this event, income for the fiscal year ended June 30, 2003 will be increased by $51 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status. This is in accordance with IBRD's policy of recognizing income on a cash basis when a country is in nonaccrual status. This event was considered in determining the adequacy of the provision for loan losses at June 30, 2002.

The average recorded investment in nonaccruing loans during the fiscal year ended June 30, 2002, was $2,897 million ($2,424 million--June 30, 2001, $2,057 million--June 30, 2000).

During the fiscal year ended June 30, 2001, no loans came out of nonaccrual status.

ACCUMULATED PROVISION FOR LOAN LOSSES

IBRD has always eventually collected all contractual principal and interest on its loans. However, IBRD suffers losses resulting from the difference between the discounted present value of expected payments for interest and charges according to the related loan's contractual terms and the actual cash flows. Certain borrowers have found it difficult to make timely payments for protracted periods, resulting in their loans being placed in nonaccrual status. Several borrowers have emerged from nonaccrual status after a period of time by bringing up-to-date all principal payments and all overdue service payments, including interest and other charges. To recognize the probable losses inherent in its loan portfolio, IBRD maintains an accumulated provision for loan losses. Of the Accumulated Provision for Loan Losses of $4,078 million at June 30, 2002 ($3,959 million--June 30, 2001), $655 million is attributable to the nonaccruing loan portfolio ($1,090 million--June 30, 2001).

Changes to the Accumulated Provision for Loan Losses for the fiscal years ended June 30, 2002, June 30, 2001 and June 30, 2000 are summarized below:

IN MILLIONS
--------------------------------------------------------------------------------------------
                                                                2002       2001       2000
                                                              --------   --------   --------
Balance, beginning of the fiscal year.......................   $3,959     $3,400     $3,560
Provision for loan losses...................................      (15)       676       (166)
Translation adjustment......................................      134       (117)         6
                                                               ------     ------     ------
Balance, end of the fiscal year.............................   $4,078     $3,959     $3,400
                                                               ======     ======     ======
--------------------------------------------------------------------------------------------

In fiscal year 2002, provisioning requirements were reduced by $15 million, as arrears clearances from borrowers in the nonaccrual portfolio offset a further deterioration of the credit quality of the accrual portfolio. In contrast, loans to two borrowers were placed into nonaccrual status in fiscal year 2001.

IBRD has endorsed a multilateral initiative for addressing the debt problems of a group of countries, identified as heavily indebted poor countries (HIPCs), to ensure that the reform efforts of these countries will not be put at risk by unsustainable external debt burdens. Under this initiative, creditors are to provide debt relief for those countries that demonstrated good policy performance over an extended period to bring their debt burdens to sustainable levels. IBRD has not entered into any commitments to provide debt relief under this initiative. However, IDA is expected under the HIPC debt initiative, to extend new credits to certain IDA-eligible countries no longer able to borrow on IBRD terms, but with outstanding IBRD debt. These credits will be funded by IDA resources other than transfers from IBRD. In determining the adequacy of the Accumulated Provision for Loan Losses, IBRD has taken the situation of these countries into account.

FIFTH DIMENSION PROGRAM

Under IDA's Fifth Dimension program established in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA development credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. Such supplementary IDA development credits are allocated to countries that meet specified conditions, in proportion to each country's interest payments due that year on its pre-September 1988 IBRD loans. To be eligible for such IDA supplemental development credits, a member country must meet IDA's eligibility criteria for lending, must be ineligible for IBRD lending and must not have had an IBRD loan approved within the last twelve months. To receive a supplemental development credit from the program, a member country cannot be more than 60 days overdue on its debt-service payments to IBRD or IDA. At June 30, 2002, IDA had approved development credits of $1,706 million ($1,679 million--June 30, 2001) under this program from inception, of which $1,690 million ($1,651 million--June 30, 2001) had been disbursed to the eligible countries.

NOTE D--BORROWINGS

Providing liquidity and minimizing the cost of funds are key objectives to IBRD's overall borrowing strategy. IBRD uses swaps in its borrowing strategy to lower the overall cost of its borrowings for those members who benefit from IBRD loans. IBRD undertakes swap transactions with a list of authorized counterparties. Credit limits have been established for each counterparty.

A summary of IBRD's borrowings portfolio at June 30, 2002 and June 30, 2001 follows:

MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS AT JUNE 30, 2002

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
-------------------------------------------------------------------------------------------------------
                                                                                  CURRENCY SWAP
                                                   DIRECT BORROWINGS              AGREEMENTS(A)
                                               -------------------------  -----------------------------
                                                         WGTD.                          WGTD.
                                                         AVG.   AVERAGE      AMOUNT     AVG.   AVERAGE
CURRENCY/                                                COST   MATURITY    PAYABLE     COST   MATURITY
RATE TYPE                                       AMOUNT    (%)   (YEARS)   (RECEIVABLE)   (%)   (YEARS)
---------------------------------------------  --------  -----  --------  ------------  -----  --------
Euro
  Fixed......................................  $ 13,218  6.19     4.64      $  1,145    6.07     2.63
                                                                             (11,539)   6.21     4.19
  Adjustable.................................     4,777  5.52     7.92         9,620    3.55     4.23
                                                                              (5,782)   5.10     7.61
Japanese yen
  Fixed......................................     7,437  4.57     4.90           127    5.48     1.75
                                                                              (5,979)   4.85     3.46
  Adjustable.................................     9,037  5.69    24.14         5,221    0.09     2.42
                                                                              (9,265)   5.24    22.73
U.S. dollars
  Fixed......................................    52,039  5.66     4.21        10,009    8.95     2.01
                                                                                (314)   6.49     0.66
  Adjustable.................................     1,146  3.51     3.23        39,013    1.86    11.20
                                                                             (13,477)   1.93     3.59
Others
  Fixed......................................    17,107  6.95     8.54           169    2.52     0.08
                                                                             (16,201)   6.88     8.17
  Adjustable.................................       192  3.58    22.88            --      --       --
                                                                                (345)   4.97    14.60
                                               --------  ----    -----      --------
Total
  Fixed......................................    89,801  5.89     5.16        11,450
                                                                             (34,033)
  Adjustable.................................    15,152  5.44    17.43        53,854
                                                                             (28,869)
                                               --------  ----    -----      --------
Principal at face value......................   104,953  5.83     6.93         2,402
                                                         ====    =====
Net unamortized premium......................        38                           61
Effects of applying FAS 133..................       354                         (347)
                                               --------                     --------
Total........................................  $105,345                     $  2,116
                                               ========                     ========
-------------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
---------------------------------------------  ---------------------------------------------------------------
                                                       INTEREST RATE
                                                      SWAP AGREEMENTS             NET CURRENCY OBLIGATIONS
                                               -----------------------------  --------------------------------
                                                 NOTIONAL    WGTD.                          WGTD.
                                                  AMOUNT     AVG.   AVERAGE      AMOUNT     AVG.     AVERAGE
CURRENCY/                                        PAYABLE     COST   MATURITY    PAYABLE     COST   MATURITY(B)
RATE TYPE                                      (RECEIVABLE)   (%)   (YEARS)   (RECEIVABLE)   (%)     (YEARS)
---------------------------------------------  ------------  -----  --------  ------------  -----  -----------
Euro
  Fixed......................................    $  3,129    6.05     7.64      $ 17,492    6.16       5.05
                                                   (1,117)   6.26     3.37       (12,656)   6.21       4.12
  Adjustable.................................       1,105    3.31     2.32        15,502    4.14       5.23
                                                   (3,128)   3.83     7.64        (8,910)   4.65       7.62
Japanese yen
  Fixed......................................       2,283    0.37     1.32         9,847    3.61       4.03
                                                   (1,757)   2.65     3.90        (7,736)   4.35       3.56
  Adjustable.................................       1,757    (0.07)   3.90        16,015    3.23      14.84
                                                   (2,283)   (0.01)   1.32       (11,548)   4.20      18.50
U.S. dollars
  Fixed......................................      18,506    5.92     7.37        80,554    6.13       4.66
                                                  (50,647)   5.31     3.84       (50,961)   5.32       3.82
  Adjustable.................................      52,288    1.93     3.35        92,447    1.92       6.66
                                                  (20,156)   2.17     6.68       (33,633)   2.07       5.44
Others
  Fixed......................................          --      --       --        17,276    6.91       8.46
                                                     (154)   6.66     4.26       (16,355)   6.88       8.13
  Adjustable.................................         154    2.80     4.26           346    3.23      14.59
                                                       --      --       --          (345)   4.97      14.60
                                                 --------                       --------    ----      -----
Total
  Fixed......................................      23,918                        125,169    6.04       5.19
                                                  (53,675)                       (87,708)   5.65       4.64
  Adjustable.................................      55,304                        124,310    2.37       7.56
                                                  (25,567)                       (54,436)   2.96       8.63
                                                 --------                       --------    ----      -----
Principal at face value......................         (20)                       107,335    3.67
                                                                                            ====
Net unamortized premium......................          72                            171
Effects of applying FAS 133..................      (1,220)                        (1,213)
                                                 --------                       --------
Total........................................    $ (1,168)                      $106,293
                                                 ========                       ========
---------------------------------------------

a.  Currency swap agreement include cross-currency interest rate swaps.

b. At June 30, 2002, the average repricing period of the net currency obligations for adjustable rate borrowings was three months.

MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS AT JUNE 30, 2001

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
-------------------------------------------------------------------------------------------------------
                                                                                  CURRENCY SWAP
                                                   DIRECT BORROWINGS              AGREEMENTS(A)
                                               -------------------------  -----------------------------
                                                         WGTD.                          WGTD.
                                                         AVG.   AVERAGE      AMOUNT     AVG.   AVERAGE
CURRENCY/                                                COST   MATURITY    PAYABLE     COST   MATURITY
RATE TYPE                                       AMOUNT    (%)   (YEARS)   (RECEIVABLE)   (%)   (YEARS)
---------------------------------------------  --------  -----  --------  ------------  -----  --------
Euro
  Fixed......................................  $ 12,932  6.63     4.77      $  1,464    6.23     2.50
                                                                             (11,451)   6.77     4.29
  Adjustable.................................     4,681  4.94     8.14         7,961    4.54     2.58
                                                                              (5,621)   4.79     7.77
Japanese yen
  Fixed......................................     9,331  4.79     4.54            81    5.88     2.23
                                                                              (6,334)   4.93     3.85
  Adjustable.................................     4,177  5.68    18.50         4,563    (0.08)   0.93
                                                                              (4,610)   4.32    15.45
U. S. dollars
  Fixed......................................    47,381  6.15     4.70        11,531    9.05     2.68
                                                                                (435)   6.30     1.15
  Adjustable.................................     1,380  4.57     3.17        39,840    4.52     8.39
                                                                             (12,754)   4.41     2.00
Others
  Fixed......................................    19,624  7.23     8.12           463    5.10     0.53
                                                                             (19,416)   7.14     7.57
  Adjustable.................................       245  4.32    17.55           363    2.05     0.23
                                                                                (397)   5.83    12.83
                                               --------  ----    -----      --------
Total
  Fixed......................................    89,268  6.32     5.44        13,539
                                                                             (37,636)
  Adjustable.................................    10,483  5.17    11.83        52,727
                                                                             (23,382)
                                               --------  ----    -----      --------
Principal at face value......................    99,751  6.20     6.11         5,248
                                                         ====    =====
Net unamortized premium (discount)...........        43                           59
Effects of applying FAS 133..................        45                         (544)
                                               --------                     --------
Total........................................  $ 99,839                     $  4,763
                                               ========                     ========
-------------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
---------------------------------------------  ---------------------------------------------------------------
                                                       INTEREST RATE
                                                      SWAP AGREEMENTS             NET CURRENCY OBLIGATIONS
                                               -----------------------------  --------------------------------
                                                 NOTIONAL    WGTD.                          WGTD.
                                                  AMOUNT     AVG.   AVERAGE      AMOUNT     AVG.     AVERAGE
CURRENCY/                                        PAYABLE     COST   MATURITY    PAYABLE     COST   MATURITY(B)
RATE TYPE                                      (RECEIVABLE)   (%)   (YEARS)   (RECEIVABLE)   (%)     (YEARS)
---------------------------------------------  ------------  -----  --------  ------------  -----  -----------
Euro
  Fixed......................................    $  3,329    6.26     3.02      $ 17,725    6.53      4.25
                                                   (1,447)   5.92     3.19       (12,898)   6.67      4.17
  Adjustable.................................       1,421    4.61     2.48        14,063    4.68      4.42
                                                   (3,311)   4.72     3.03        (8,932)   4.76      6.02
Japanese yen
  Fixed......................................       3,518    0.50     1.10        12,930    3.63      3.59
                                                   (2,607)   2.75     3.51        (8,941)   4.29      3.75
  Adjustable.................................       2,607    0.12     3.51        11,347    2.09      7.99
                                                   (3,518)   0.07     1.10        (8,128)   2.48      9.24
U. S. dollars
  Fixed......................................      18,050    6.02     7.50        76,962    6.56      5.05
                                                  (42,669)   5.80     4.42       (43,104)   5.80      4.39
  Adjustable.................................      42,133    4.63     3.95        83,353    4.57      6.06
                                                  (17,516)   4.75     7.34       (30,270)   4.61      5.10
Others
  Fixed......................................         363    7.08     0.30        20,450    7.18      7.81
                                                     (154)   6.66     5.26       (19,570)   7.13      7.55
  Adjustable.................................         154    4.47     5.26           762    3.27      6.81
                                                     (363)   3.33     0.30          (760)   4.64      6.85
                                                 --------                       --------    ----      ----
Total
  Fixed......................................      25,260                        128,067    6.36      5.23
                                                  (46,877)                       (84,513)   6.08      5.02
  Adjustable.................................      46,315                        109,525    4.32      6.05
                                                  (24,708)                       (48,090)   4.28      6.00
                                                 --------                       --------    ----
Principal at face value......................         (10)                       104,989    5.41
                                                                                            ====
Net unamortized premium (discount)...........         113                            215
Effects of applying FAS 133..................        (125)                          (624)
                                                 --------                       --------
Total........................................    $    (22)                      $104,580
                                                 ========                       ========
---------------------------------------------

a.  Currency swap agreements include cross-currency interest rate swaps.

b. At June 30, 2001, the average repricing period of the net currency obligations for adjustable rate borrowings was three months.

SHORT-TERM BORROWINGS AND SWAPS AT JUNE 30, 2002 AND JUNE 30, 2001

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
--------------------------------------------------------------------------------------------------------------------------
                                                                            2002                                  2001
                                               --------------------------------------------------------------  -----------
                                                              CURRENCY      INTEREST                    WGTD.
                                                              SWAP(A)      RATE SWAP         NET        AVG.
CURRENCY/                                       PRINCIPAL     PAYABLE       PAYABLE        CURRENCY     COST    PRINCIPAL
RATE TYPE                                      OUTSTANDING  (RECEIVABLE)  (RECEIVABLE)  OBLIGATIONS(B)   (%)   OUTSTANDING
---------------------------------------------  -----------  ------------  ------------  --------------  -----  -----------
U.S. dollars
  Fixed......................................    $3,964        $  --         $  --          $3,964      1.82     $5,923
                                                                  --            --              --        --
  Adjustable.................................       896           60            --             956      1.83        827
                                                                  --            --              --        --
Others
  Fixed......................................        66           --            --              66      10.13       189
                                                                 (66)           --             (66)     10.13
                                                 ------        -----         -----          ------      -----    ------
Total
  Fixed......................................     4,030           --            --           4,030      1.96      6,112
                                                                 (66)           --             (66)     10.13
  Adjustable.................................       896           60            --             956      1.83        827
                                                                  --            --              --        --
                                                 ------        -----         -----          ------      -----    ------
Principal at face value......................     4,926           (6)           --           4,920      1.82      6,939
Net unamortized premium (discount)...........        (8)          --            --              (8)                 (21)
Effects of applying FAS 133..................        --            *            --               *                   --
                                                 ------        -----         -----          ------      -----    ------
Total........................................    $4,918        $  (6)        $  --          $4,912      1.82     $6,918
                                                 ======        =====         =====          ======      =====    ======
--------------------------------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
---------------------------------------------  -------------------------------------------------
                                                                     2001
                                               -------------------------------------------------
                                                 CURRENCY      INTEREST                    WGTD.
                                                 SWAP(A)      RATE SWAP         NET        AVG.
CURRENCY/                                        PAYABLE       PAYABLE        CURRENCY     COST
RATE TYPE                                      (RECEIVABLE)  (RECEIVABLE)  OBLIGATIONS(B)   (%)
---------------------------------------------  ------------  ------------  --------------  -----
U.S. dollars
  Fixed......................................    $    --        $   --         $ 5,923      3.93
                                                      --          (100)           (100)     3.91
  Adjustable.................................        173           100           1,100      3.78
                                                      --            --              --        --
Others
  Fixed......................................         --            --             189     17.36
                                                    (189)           --            (189)    17.36
                                                 -------        ------         -------     -----
Total
  Fixed......................................         --            --           6,112      4.35
                                                    (189)         (100)           (289)    12.71
  Adjustable.................................        173           100           1,100      3.78
                                                      --            --              --        --
                                                 -------        ------         -------     -----
Principal at face value......................        (16)           --           6,923      3.91
Net unamortized premium (discount)...........          1            --             (20)
Effects of applying FAS 133..................         (1)           (*)             (1)
                                                 -------        ------         -------     -----
Total........................................    $   (16)       $   (*)        $ 6,902      3.91
                                                 =======        ======         =======     =====
---------------------------------------------

a.  Currency swap agreements include cross-currency interest rate swaps.

b. At June 30, 2002, the average repricing period of the net currency obligations for short-term borrowings was less than one month (one month-- June 30, 2001.)

*   Less than $0.5 million

The maturity structure of IBRD's Medium-and Long-term borrowings outstanding at June 30, 2002 and June 30, 2001 is as follows:

IN MILLIONS
----------------------------------------------------------------------
PERIOD                                                          2002
------                                                        --------
July 1, 2002 through June 30, 2003..........................  $ 17,498
July 1, 2003 through June 30, 2004..........................    11,773
July 1, 2004 through June 30, 2005..........................    17,937
July 1, 2005 through June 30, 2006..........................    11,206
July 1, 2006 through June 30, 2007..........................     6,917
July 1, 2007 through June 30, 2012..........................    16,566

Thereafter..................................................    23,056
                                                              --------
Total.......................................................  $104,953
                                                              ========
----------------------------------------------------------------------

IN MILLIONS
----------------------------------------------------------------------
PERIOD                                                          2001
------                                                        --------
July 1, 2001 through June 30, 2002..........................  $ 17,560
July 1, 2002 through June 30, 2003..........................    16,763
July 1, 2003 through June 30, 2004..........................    11,191
July 1, 2004 through June 30, 2005..........................     9,019
July 1, 2005 through June 30, 2006..........................     9,547
July 1, 2006 through June 30, 2011..........................    17,691

Thereafter..................................................    17,980
                                                              --------
Total.......................................................  $ 99,751
                                                              ========
----------------------------------------------------------------------

LINE OF CREDIT: IBRD maintains a $400 million line of credit with an independent financial institution. This facility is used to cover any overnight overdrafts that may occur due to failed trades. At June 30, 2002 and June 30, 2001, no amounts were outstanding under this line of credit.

NOTE E--OTHER ASSET/LIABILITY SWAPS

As part of asset/liability management, IBRD has entered into a number of currency swaps to better align its currency composition of Equity with that of loans. A summary of IBRD's other asset/liability swaps at June 30, 2002 and June 30, 2001 is presented below:

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
-----------------------------------------------------------------------------------------------------------------
                                           JUNE 30, 2002                              JUNE 30, 2001
                              ----------------------------------------   ----------------------------------------
                               OTHER ASSET/LIABILITY SWAP AGREEMENTS      OTHER ASSET/LIABILITY SWAP AGREEMENTS
                              ----------------------------------------   ----------------------------------------
                                AMOUNT         WEIGHTED       AVERAGE      AMOUNT         WEIGHTED       AVERAGE
                              RECEIVABLE       AVERAGE        MATURITY   RECEIVABLE       AVERAGE        MATURITY
                              (PAYABLE)        COST (%)       (YEARS)    (PAYABLE)        COST (%)       (YEARS)
                              ----------       --------       --------   ----------       --------       --------
U.S. dollars................    $ 727            2.30           4.72       $ 728            4.85           5.72
                                =====           =====           ====       =====            ====           ====

Euro........................    $(312)           3.53           4.71       $(271)           4.71           5.71
Japanese yen................     (446)          (0.03)          4.73        (430)           0.04           5.73
                                -----           -----           ----       -----            ----           ----
                                $(758)           1.43           4.72       $(701)           1.85           5.72
                                =====           =====           ====       =====            ====           ====
-----------------------------------------------------------------------------------------------------------------

NOTE F--CREDIT RISK

COUNTRY CREDIT RISK: This risk includes potential losses arising from protracted arrears on payments from borrowers. IBRD manages country credit risk through individual country exposure limits according to creditworthiness. These exposure limits are tied to performance on macroeconomic and structural policies. In addition, IBRD establishes absolute limits on the share of outstanding loans to any individual borrower. The country credit risk is further managed by financial incentives such as pricing loans using IBRD's own cost of borrowing and partial interest charge waivers conditioned on timely payment that give borrowers self-interest in IBRD's continued strong intermediation capacity. Collectibility risk is covered by the Accumulated Provision for Loan Losses. IBRD also uses a simulation model to assess the adequacy of its equity including reserves in case a major borrower, or group of borrowers, stops servicing its loans for an extended period of time.

COMMERCIAL CREDIT RISK: For the purpose of risk management, IBRD is party to a variety of financial instruments, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential accounting loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. Credit risk is controlled through application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure. As of June 30, 2002, IBRD had received collateral of $764 million in connection with swap agreements. None of this collateral has been included in the assets of IBRD.

In addition, IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps shown below. Credit risk with financial assets subject to a master derivatives arrangement is eliminated only to the extent that financial liabilities to the same counterparty are settled after the assets are realized. Because the exposure is affected by each transaction subject to the arrangement, the extent of the reduction in exposure may change substantially within a short period of time following the balance sheet date.

The contract value/notional amounts and credit risk exposure, as applicable, of these financial instruments at June 30, 2002 and June 30, 2001 (prior to taking into account any master derivatives or collateral arrangements that have been entered into) are given below:

IN MILLIONS OF U.S DOLLARS EQUIVALENT
---------------------------------------------------------------------------------
                                                                2002       2001
                                                              --------   --------
INVESTMENTS--TRADING PORTFOLIO

Options, futures and forwards
  - Long position...........................................   $6,300     $5,500
  - Short position..........................................      976      3,400
  - Credit exposure due to potential nonperformance by
    counterparties..........................................        1          *
Currency swaps
  - Credit exposure due to potential nonperformance by
    counterparties..........................................       --         33
Cross-currency interest rate swaps
  - Credit exposure due to potential nonperformance by
    counterparties..........................................       51        438
Interest rate swaps
  - Notional principal......................................   10,705     12,058
  - Credit exposure due to potential nonperformance by
    counterparties..........................................        8         16

BORROWING PORTFOLIO

Currency swaps
  - Credit exposure due to potential nonperformance by
    counterparties..........................................    2,092      2,845
Interest rate swaps
  - Notional principal......................................   79,242     71,685
  - Credit exposure due to potential nonperformance by
    counterparties..........................................    3,084      1,169

OTHER ASSET/LIABILITY

Currency swaps
  - Credit exposure due to potential nonperformance by
    counterparties..........................................        *         36
---------------------------------------------------------------------------------

       *  Less than $0.5 million.

NOTE G--RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

RETAINED EARNINGS: Retained Earnings comprises the following elements at June 30, 2002 and June 30, 2001:

IN MILLIONS
---------------------------------------------------------------------------------
                                                                2002       2001
                                                              --------   --------
Special reserve.............................................  $   293    $   293
General reserve.............................................   17,841     17,223
Pension reserve.............................................      870        715
Surplus.....................................................      100        131
Cumulative FAS 133 Adjustments..............................      345         --
Unallocated net income......................................    2,778      1,489
                                                              -------    -------
Total.......................................................  $22,227    $19,851
                                                              =======    =======
---------------------------------------------------------------------------------

On August 2, 2001, the Executive Directors allocated $618 million of the net income earned in the fiscal year ended June 30, 2001 to the General Reserve and $155 million to the Pension Reserve, representing the difference between actual funding of the Staff Retirement Plan and its accounting income for the fiscal year 2001. In addition, the Executive Directors allocated $345 million of fiscal year 2001 net income to a separate category of retained earnings--"Cumulative FAS 133 Adjustments."

On December 4, 2001, the Board of Governors approved the following transfers out of fiscal year 2001 unallocated net income: $302 million to IDA and $69 million to the Heavily Indebted Poor Countries (HIPC) Debt Initiative Trust Fund. In addition, the Board of Governors approved the transfer of $31 million to the HIPC Debt Initiative Trust Fund out of Surplus. Of the $302 million that was approved for transfer to IDA, $300 million is to be drawn down in fiscal year 2005 and the remaining $2 million was transferred in December 2001 as a reimbursement of IDA's share of the balance of the fiscal year 2000 cost of implementing the Strategic Compact of IBRD and IDA.

The aggregate transfers and amounts payable for these Board of Governors-approved transfers at June 30, 2002 and June 30, 2001 are included in the following table:

IN MILLIONS OF U.S DOLLARS EQUIVALENT
-----------------------------------------------------------------------------------------------------------------
                                                                                                    AMOUNTS
                                                                        FISCAL YEAR 2002            PAYABLE
                                                                         TRANSFERS FROM           AT JUNE 30
                                                                     ----------------------   -------------------
                                              AGGREGATE TRANSFERS    UNALLOCATED
TRANSFERS TO                                 THROUGH JUNE 30, 2001   NET INCOME    SURPLUS      2002       2001
-------------------------------------------  ---------------------   -----------   --------   --------   --------
International Development Association(a)...          $6,755             $302         $--       $1,243     $  896
Debt Reduction Facility for IDA-only
  Countries................................             300               --          --           81         84
Trust Fund for Gaza and West Bank..........             380               --          --           13         13
Heavily Indebted Poor Countries Debt
  Initiative Trust Fund....................           1,300               69          31          100        100
Capacity building in Africa................              60               --          --           --         --
Trust Fund for Kosovo......................              60               --          --           --         --
Trust Fund for East Timor..................              10               --          --           --         --
Trust Fund for Federal Republic of
  Yugoslavia...............................              30               --          --           --         --
                                                                                               ------     ------
                                                                                               $1,437     $1,093
                                                                                               ======     ======
-----------------------------------------------------------------------------------------------------------------

a. Prior to fiscal year 2002, all amounts were approved in an equivalent amount of SDRs.

NOTE H--ADMINISTRATIVE EXPENSES, CONTRIBUTIONS TO SPECIAL PROGRAMS, AND OTHER INCOME

Administrative Expenses for the fiscal year ended June 30, 2002 are net of the share of administrative expenses charged to IDA of $654 million
($551 million--June 30, 2001, $549 million--June 30, 2000).

Contributions to special programs represent grants for agricultural research, and other developmental activities.

IBRD recovers certain of its administrative expenses by billing third parties for services rendered. These amounts are included in Other Income. For the fiscal years ending June 30, 2002, June 30, 2001, and June 30, 2000, the amount of fee revenue associated with administrative services is as follows:

IN MILLIONS
--------------------------------------------------------------------------------------------
                                                                2002       2001       2000
                                                              --------   --------   --------
Service fee revenue.........................................    $155       $146       $118
Included in these amounts are the following:
  Fees charged to IFC.......................................      26         19         16
  Fees charged to MIGA......................................       3          1          1
--------------------------------------------------------------------------------------------

At June 30, 2002 and June 30, 2001, the following payables (receivables) by IBRD to (from) its affiliated organizations with regard to administrative services and pension and other postretirement benefits are included in Miscellaneous Assets and Accounts Payable and Miscellaneous Liabilities:

IN MILLIONS
--------------------------------------------------------------------------------------------------------------
                                          2002                                         2001
                       ------------------------------------------   ------------------------------------------
                                         PENSION AND                                  PENSION AND
                                            OTHER                                        OTHER
                       ADMINISTRATIVE   POSTRETIREMENT              ADMINISTRATIVE   POSTRETIREMENT
                          SERVICES         BENEFITS       TOTAL        SERVICES         BENEFITS       TOTAL
                       --------------   --------------   --------   --------------   --------------   --------
IDA..................      $(245)           $  726         $481         $(229)            $637          $408
IFC..................        (16)              286          270           (26)             250           224
MIGA.................         (3)               16           13            (3)              14            11
                           -----            ------         ----         -----             ----          ----
                           $(264)           $1,028         $764         $(258)            $901          $643
                           =====            ======         ====         =====             ====          ====
--------------------------------------------------------------------------------------------------------------

NOTE I--MANAGEMENT OF EXTERNAL FUNDS

TRUST FUNDS

IBRD, alone or jointly with IDA, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses which include the cofinancing of IBRD lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are held in trust with IBRD and/or IDA, and are held in a separate investment portfolio which is not commingled with IBRD's funds, nor are they included in the assets of IBRD. The trust fund assets by executing agent at June 30, 2002 and June 30, 2001 are summarized below:

-------------------------------------------------------------------------------------------
                                               2002                         2001
                                    --------------------------   --------------------------
                                        TOTAL                        TOTAL
                                      FIDUCIARY     NUMBER OF      FIDUCIARY     NUMBER OF
                                       ASSETS       TRUST FUND      ASSETS       TRUST FUND
                                    (IN MILLIONS)    ACCOUNTS    (IN MILLIONS)    ACCOUNTS
                                    -------------   ----------   -------------   ----------
IBRD executed.....................      $1,665        1,754          $  864        1,577
Recipient executed................       2,049        1,273           1,977        1,349
                                        ------        -----          ------        -----
Total.............................      $3,714        3,027          $2,841        2,926
                                        ======        =====          ======        =====
-------------------------------------------------------------------------------------------

The responsibilities of IBRD under these arrangements vary and range from services normally provided under its own lending projects to full project implementation including procurement of goods and services. During the fiscal year ended June 30, 2002, IBRD received $11 million ($14 million--June 30, 2001 and $17 million--June 30, 2000) as fees for administering trust funds. These fees have been recorded as Other Income.

INVESTMENT MANAGEMENT SERVICES

During fiscal year 2000, IBRD began offering investment management services to a non-affiliated institution. Under this arrangement, IBRD is responsible for managing investment account assets on behalf of this institution, and in return receives a quarterly fee based on the average value of the portfolio.

During fiscal year 2002, IBRD began offering asset management and technical advisory services to Central Banks of member countries, under the Reserves Advisory and Management Program. Under this program, IBRD is responsible for managing investment portfolios on behalf of these institutions, as well as providing training and technical assistance, and in return receives a quarterly fee based on the percentage of assets under management.

The fee income from all of these investment management activities is included in service fee revenues described in Note H.

At June 30, 2002, the assets managed under these agreements had a value of $5,319 million ($4,172 million--June 30, 2001). These funds are not included in the assets of IBRD.

NOTE J--PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP.

All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2002, June 30, 2001, and June 30, 2000:

IN MILLIONS
---------------------------------------------------------------------------------------------------------------------------------
                                              SRP                              RSBP                             PEBP
                                 ------------------------------   ------------------------------   ------------------------------
                                   2002       2001       2000       2002       2001       2000       2002       2001       2000
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
Benefit Cost
  Service cost.................   $ 202      $ 228      $ 230       $ 28       $ 23       $ 24       $ 13       $  8       $  9
  Interest cost................     412        448        391         54         52         42          6          6          9
  Expected return on plan
    assets.....................    (761)      (829)      (773)       (72)       (79)       (67)        --         --         --
  Amortization of prior service
    cost.......................       7          7          7         --         --         --         --         --         --
  Amortization of unrecognized
    net (gain) loss............     (26)      (113)      (121)         5         --         --         (2)        (1)        --
  Amortization of Transition
    Asset......................     (11)       (11)       (11)        --         --         --         --         --         --
                                  -----      -----      -----       ----       ----       ----       ----       ----       ----
  Net periodic pension (income)
    cost.......................   $(177)     $(270)     $(277)      $ 15       $ (4)      $ (1)      $ 17       $ 13       $ 18
                                  =====      =====      =====       ====       ====       ====       ====       ====       ====
---------------------------------------------------------------------------------------------------------------------------------

The portion of the SRP income related to IBRD that has been included in income for the fiscal year ended June 30, 2002 is $93 million ($155 million--June 30, 2001; $166 million--June 30, 2000). The balance has been included as a payable to IDA. The portion of the cost for the RSBP and PEBP related to IBRD that has been included in administrative expenses for the fiscal year ended June 30, 2002 is $17 million ($7 million--June 30, 2001; $10 million--June 30, 2000). The balance has been included as a receivable from IDA.

For the fiscal year ended June 30, 2002, net income from these plans of $31 million was allocated to IFC ($47 million--June 30, 2001, $45 million--June 30, 2000) and $2 million was allocated to MIGA
($2 million--June 30, 2001, $2 million--June 30, 2000).

The following table summarizes the benefit obligations, plan assets, and funded status associated with the SRP, RSBP, and PEBP for the fiscal years ended June 30, 2002, June 30, 2001, and June 30, 2000:

IN MILLIONS
---------------------------------------------------------------------------------------------------------------------------------
                                              SRP                              RSBP                             PEBP
                                 ------------------------------   ------------------------------   ------------------------------
                                   2002       2001       2000       2002       2001       2000       2002       2001       2000
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
Benefit Obligation
  Beginning of year............  $ 7,277    $ 6,951     $6,483     $ 867       $731       $662      $ 103      $  89      $ 142
  Service cost.................      244        271        271        32         26         27         15         10         10
  Interest cost................      499        536        461        60         57         47          7          7         10
  Employee contributions.......       65         64         64         8          6          5          *          *          *
  Amendments...................       19         --         --       (38)        --         --         --         --         --
  Benefits paid................     (304)      (312)      (244)      (30)       (20)       (17)        (5)        (5)        (4)
  Actuarial (gain) loss........      463       (233)       (84)       30         67          7         13          2        (69)
                                 -------    -------     ------     -----       ----       ----      -----      -----      -----
  End of year..................    8,263      7,277      6,951       929        867        731        133        103         89
                                 -------    -------     ------     -----       ----       ----      -----      -----      -----
Fair value of plan assets
  Beginning of year............   10,364     11,562     10,226       894        975        846         --         --         --
  Employee contributions.......       65         64         64         8          6          5         --         --         --
  Actual return on assets......     (712)      (950)     1,516       (70)       (70)       141         --         --         --
  Employer contributions.......       --         --         --        16          3         --         --         --         --
  Benefits paid................     (304)      (312)      (244)      (30)       (20)       (17)        --         --         --
                                 -------    -------     ------     -----       ----       ----      -----      -----      -----
  End of year..................    9,413     10,364     11,562       818        894        975         --         --         --
                                 -------    -------     ------     -----       ----       ----      -----      -----      -----
Funded status
  Plan assets in excess of
    projected benefit
    obligation.................    1,150      3,087      4,611      (111)        27        244       (133)      (103)       (89)
  Unrecognized net (gain) loss
    from past experience
    different from that assumed
    and from changes in
    assumptions................      714     (1,415)    (3,258)      344        170        (53)       (11)       (26)       (30)
  Unrecognized prior service
    cost.......................       44         33         41       (38)        --         --         --         --         --
  Remaining unrecognized net
    transition asset...........      (13)       (26)       (39)       --         --         --         --         --         --
                                 -------    -------     ------     -----       ----       ----      -----      -----      -----
  Prepaid (accrued) pension
    cost.......................  $ 1,895    $ 1,679     $1,355     $ 195       $197       $191      $(144)     $(129)     $(119)
                                 =======    =======     ======     =====       ====       ====      =====      =====      =====
---------------------------------------------------------------------------------------------------------------------------------

*   Less than $0.5 million.

The $1,895 million prepaid SRP cost at June 30, 2002 ($1,679 million--June 30,
2001) is included in Miscellaneous Assets on the balance sheet. Of this amount $938 million was attributable to IDA, IFC, and MIGA ($815 million--June 30, 2001) and is included in Accounts Payable and Miscellaneous Liabilities on the balance sheet.

The $195 million prepaid RSBP cost at June 30, 2002 ($197 million--June 30,
2001), is included in Miscellaneous Assets on the balance sheet. Of this amount $85 million was attributable to IDA, IFC, and MIGA ($86 million--June 30, 2001) and is included in Accounts Payable and Miscellaneous Liabilities on the balance sheet.

ASSUMPTIONS

The actuarial assumptions used are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations. Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group. Where there are no active employees, the unrecognized net gain or loss is amortized over the remaining life expectancy of the inactive participants.

The weighted-average assumptions used in determining expense and benefit obligations for the fiscal years ended June 30, 2002, June 30, 2001, and June 30, 2000 are as follows:

IN PERCENT
---------------------------------------------------------------------------------------------------------------------
                                                     SRP                                 RSBP                  PEBP
                                     ------------------------------------   ------------------------------   --------
                                        2002         2001         2000        2002       2001       2000       2002
                                     ----------   ----------   ----------   --------   --------   --------   --------
Discount rate......................        6.75         7.00         7.75     6.75       7.00       7.75       6.75
Expected return on plan assets.....        7.75         9.00         9.00     7.75       9.00       9.00
Rate of compensation increase(a)...  4.75-11.25   5.00-11.50   5.75-12.25
Health care growth rates
-at end of fiscal year.............                                           6.75       7.00       7.25
-to year 2011 and thereafter.......                                           4.75       5.00       5.75
---------------------------------------------------------------------------------------------------------------------

IN PERCENT
-----------------------------------  -------------------
                                            PEBP
                                     -------------------
                                       2001       2000
                                     --------   --------
Discount rate......................    7.00       7.75
Expected return on plan assets.....
Rate of compensation increase(a)...
Health care growth rates
-at end of fiscal year.............
-to year 2011 and thereafter.......
-----------------------------------

a. The effect of projected compensation levels was calculated based on a scale that provides for a decreasing rate of salary increase depending on age, beginning with 11.25% (11.50%--June 30, 2001; 12.25%--June 30, 2000) at age
    20 and decreasing to 4.75% (5.00%--June 30, 2001; 5.75%--June 30, 2000) at
    age 64.

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate:

IN MILLIONS
-------------------------------------------------------------------------------------------------------------
                                                ONE PERCENTAGE POINT INCREASE   ONE PERCENTAGE POINT DECREASE
                                                -----------------------------   -----------------------------
Effect on total service and interest cost.....              $ 21                            $ (17)
Effect on postretirement benefit obligation...               179                             (143)
-------------------------------------------------------------------------------------------------------------

NOTE K--SEGMENT REPORTING

Based on an evaluation of IBRD's operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. In addition, given the nature of IBRD, the risk and return profiles are sufficiently similar among borrowers that IBRD does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

For fiscal year 2002, loans to each of two countries generated in excess of 10 percent of loan income. Loan income from these two countries was $877 million and $752 million.

NOTE L--COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under generally accepted accounting principles, are excluded from net income. For IBRD, comprehensive income comprises the effects of the implementation of FAS 133, currency translation adjustments, and net income. These items are presented in the Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Loss for the fiscal years ended June 30, 2002, June 30, 2001, and June 30, 2000:

IN MILLIONS
---------------------------------------------------------------------------------------------------------------
                                                                           2002
                                           --------------------------------------------------------------------
                                                                                                      TOTAL
                                                            CUMULATIVE                             ACCUMULATED
                                           CUMULATIVE    EFFECT OF CHANGE                             OTHER
                                           TRANSLATION    IN ACCOUNTING                           COMPREHENSIVE
                                           ADJUSTMENT       PRINCIPLE       RECLASSIFICATION(A)       LOSS
                                           -----------   ----------------   -------------------   -------------
Balance, beginning of the fiscal year....    $(1,176)          $500                $(169)             $(845)
Changes from period activity.............        224             --                 (128)                96
                                             -------           ----                -----              -----
Balance, end of the fiscal year..........    $  (952)          $500                $(297)             $(749)
                                             =======           ====                =====              =====
---------------------------------------------------------------------------------------------------------------

IN MILLIONS
---------------------------------------------------------------------------------------------------------------
                                                                           2001
                                           --------------------------------------------------------------------
                                                                                                      TOTAL
                                                            CUMULATIVE                             ACCUMULATED
                                           CUMULATIVE    EFFECT OF CHANGE                             OTHER
                                           TRANSLATION    IN ACCOUNTING                           COMPREHENSIVE
                                           ADJUSTMENT       PRINCIPLE       RECLASSIFICATION(A)       LOSS
                                           -----------   ----------------   -------------------   -------------
Balance, beginning of the fiscal year....    $  (641)          $ --                $  --              $(641)
Changes from period activity.............       (535)           500                 (169)              (204)
                                             -------           ----                -----              -----
Balance, end of the fiscal year..........    $(1,176)          $500                $(169)             $(845)
                                             =======           ====                =====              =====
---------------------------------------------------------------------------------------------------------------

IN MILLIONS
---------------------------------------------------------------------------------------------------------------
                                                                           2000
                                           --------------------------------------------------------------------
                                                                                                      TOTAL
                                                            CUMULATIVE                             ACCUMULATED
                                           CUMULATIVE    EFFECT OF CHANGE                             OTHER
                                           TRANSLATION    IN ACCOUNTING                           COMPREHENSIVE
                                           ADJUSTMENT       PRINCIPLE       RECLASSIFICATION(A)       LOSS
                                           -----------   ----------------   -------------------   -------------
Balance, beginning of the fiscal year....    $  (637)          $ --                $  --              $(637)
Changes from period activity.............         (4)            --                   --                 (4)
                                             -------           ----                -----              -----
Balance, end of the fiscal year..........    $  (641)          $ --                $  --              $(641)
                                             =======           ====                =====              =====
---------------------------------------------------------------------------------------------------------------

a.  Reclassification of FAS 133 transition adjustment to net income.

NOTE M--EFFECTS OF APPLYING FAS 133

On July 1, 2000, IBRD adopted FAS 133. These standards require that derivative instruments, as defined by FAS 133, be recorded on the balance sheet at fair value.

Upon adoption of FAS 133, IBRD's net income was increased by $219 million, and an additional $500 million was reported in other comprehensive income. The allocation between net income and other comprehensive income was based upon the cash flow hedging relationships that existed under generally accepted accounting principles before the initial application of FAS 133.

The following table reflects the components of the effects of applying FAS 133 for the fiscal years ended June 30, 2002 and June 30, 2001.

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
---------------------------------------------------------------------------------
                                                                2002       2001
                                                              --------   --------
Net unrealized gains on derivative instruments, as defined
  by FAS 133................................................   $ 783      $  46
Reclassification and amortization of transition adjustment
  Reclassification from Other Comprehensive Income--Cash
    Flow Hedges.............................................     128        169
  Amortization of mark-to-market on borrowings associated
    with fair value hedges..................................     (57)       (89)
                                                               -----      -----
Effects of applying FAS 133.................................   $ 854      $ 126
                                                               =====      =====
Cumulative effect of change in accounting principle.........   $  --      $ 219
                                                               =====      =====
---------------------------------------------------------------------------------

The cumulative effect of the change in accounting principle includes the difference between the carrying value and the fair value of the embedded derivatives and derivative instruments, as defined by FAS 133, in the borrowings portfolio on July 1, 2000, offset by any gains or losses on those borrowings for which a fair value exposure was being hedged prior to adoption.

Since IBRD has not defined any qualifying hedging relationships under this standard, the amount recorded in other comprehensive income is being reclassified into earnings in the same period or periods in which the hedged forecasted transactions affect earnings.

NOTE N--ESTIMATED AND FAIR VALUE DISCLOSURES

The Condensed Balance Sheets below present IBRD's estimates of fair value of its assets and liabilities along with their respective carrying amounts as of June 30, 2002 and 2001.

IN MILLIONS OF U.S. DOLLARS
-----------------------------------------------------------------------------------------------------------
                                                                           JUNE 30, 2002
                                                        ---------------------------------------------------
                                                                   REVERSAL OF     CARRYING
                                                        CARRYING     FAS 133     VALUE BEFORE
                                                         VALUE       EFFECTS       FAS 133      FAIR VALUE*
                                                        --------   -----------   ------------   -----------
Due from Banks........................................  $  1,083                   $  1,083      $  1,083
Investments...........................................    26,076                     26,076        26,076
Loans Outstanding.....................................   121,589                    121,589       126,454
Less Accumulated Provision for Loan Losses and
  Deferred Loan Income................................    (5,514)                    (5,514)       (5,514)
                                                        --------                   --------      --------
Net Loans Outstanding.................................   116,075                    116,075       120,940
Swaps Receivable
  Investments.........................................     9,932                      9,932         9,932
  Borrowings..........................................    66,052     $(2,821)        63,231        66,052
  Other Asset/Liability...............................       727          (1)           726           727
Other Assets..........................................     7,800                      7,800         7,327
                                                        --------     -------       --------      --------
    Total Assets......................................  $227,745     $(2,822)      $224,923      $232,137
                                                        ========     =======       ========      ========
Borrowings............................................  $110,263     $  (354)      $109,909      $114,502
Swaps Payable
  Investments.........................................    10,819                     10,819        10,819
  Borrowings..........................................    66,994      (1,254)        65,740        66,994
  Other Asset/Liability...............................       758           1            759           758
Other Liabilities.....................................     6,598                      6,598         6,598
                                                        --------     -------       --------      --------
Total Liabilities.....................................   195,432      (1,607)       193,825       199,671
Paid in Capital Stock.................................    11,476                     11,476        11,476
Retained Earnings and Other Equity....................    20,837      (1,215)        19,622        20,990
                                                        --------     -------       --------      --------
    Total Liabilities and Equity......................  $227,745     $(2,822)      $224,923      $232,137
                                                        ========     =======       ========      ========
Off-Balance-Sheet Financial Instruments:
    Financial Guarantees..............................                                           $  1,422
-----------------------------------------------------------------------------------------------------------

*   Except for loans, which are on an estimated value (current value) basis.

IN MILLIONS OF U.S. DOLLARS
-----------------------------------------------------------------------------------------------------------
                                                                           JUNE 30, 2001
                                                        ---------------------------------------------------
                                                                   REVERSAL OF     CARRYING
                                                        CARRYING     FAS 133     VALUE BEFORE
                                                         VALUE       EFFECTS       FAS 133      FAIR VALUE*
                                                        --------   -----------   ------------   -----------
Due from Banks........................................  $    685                   $    685      $    685
Investments...........................................    24,490                     24,490        24,490
Loans Outstanding.....................................   118,866                   $118,866       123,062
Less Accumulated Provision for Loan Losses and
  Deferred Loan Income................................    (4,459)                    (4,459)       (4,459)
                                                        --------                   --------      --------
Net Loans Outstanding.................................   114,407                    114,407       118,603
Swaps Receivable
  Investments.........................................    11,043                     11,043        11,043
  Borrowings..........................................    63,326     $(2,032)        61,294        63,326
  Other Asset/Liability...............................       728          (2)           726           728
Other Assets..........................................     8,162                      8,162         7,673
                                                        --------     -------       --------      --------
    Total Assets......................................  $222,841     $(2,034)      $220,807      $226,548
                                                        ========     =======       ========      ========
Borrowings............................................  $106,757     $   (45)      $106,712      $110,290
Swaps Payable
  Investments.........................................    10,791                     10,791        10,791
  Borrowings..........................................    68,051      (1,362)        66,689        68,051
  Other Asset/Liability...............................       701          --            701           701
Other Liabilities.....................................     6,971                      6,971         6,971
                                                        --------     -------       --------      --------
Total Liabilities.....................................   193,271      (1,407)       191,864       196,804
Paid in Capital Stock.................................    11,476                     11,476        11,476
Retained Earnings and Other Equity....................    18,094        (627)        17,467        18,268
                                                        --------     -------       --------      --------
    Total Liabilities and Equity......................  $222,841     $(2,034)      $220,807      $226,548
                                                        ========     =======       ========      ========
Off-Balance-Sheet Financial Instruments:
  Financial Guarantees................................                                           $  1,376
-----------------------------------------------------------------------------------------------------------

*   Except for loans which are on an estimated value (current value) basis.

VALUATION METHODS AND ASSUMPTIONS

DUE FROM BANKS

The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

INVESTMENTS

IBRD's investment securities and related financial instruments held in the trading portfolio are carried and reported at fair value. Fair value is based on market quotations. Instruments for which market quotations are not readily available have been valued using market-based methodologies and market information. (See Summary of Significant Accounting and Related Policies).

NET LOANS OUTSTANDING

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans, nor does it believe there is a comparable market for its loans. The current value of loans outstanding incorporates management's best estimate of the probable expected cash flows of these instruments to IBRD.

The current value of all loans is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the market yield curves applicable to IBRD funding plus IBRD's relevant basis point lending spread adjusted for waivers.

The current value of net loans outstanding also includes IBRD's assessment of the appropriate credit risk, considering its history of collections from borrowers. This is reflected in the Accumulated Provision for Loan Losses.

SWAPS RECEIVABLE AND SWAPS PAYABLE

Certain derivatives, as defined by FAS 133, are recorded in the balance sheet at estimated fair value. The fair value of swaps is based on market prices, where such prices are available. Where no quoted market price is available, the fair value is estimated using a discounted cash flow method representing the estimated cost of replacing these contracts on that date. (See Summary of Significant Accounting and Related Policies).

BORROWINGS

The fair value of borrowings is based on quoted market prices where such prices are available. Where no quoted market price is available, the fair value is estimated based on the cost at which IBRD could currently undertake borrowings with similar terms and remaining maturities, using the secondary market yield curve.

OTHER ASSETS AND OTHER LIABILITIES

These amounts are generally short-term in nature. Therefore, the carrying value is a reasonable estimate of fair value. The difference between the carrying value and fair value of other assets is due to the carrying value of debt issuance costs being included in other assets while the fair value of these costs is included as part of the fair value of borrowings.

GUARANTEES

The fair value of guarantees is determined by discounting the guaranteed amount from the first respective call date.

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                                       93

                 (This page has been left blank intentionally.)

                 (This page has been left blank intentionally.)

                             INFORMATION STATEMENT
                     INTERNATIONAL BANK FOR RECONSTRUCTION
                                AND DEVELOPMENT

                               [World Bank Logo]

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS INFORMATION STATEMENT, ANY SUPPLEMENTAL INFORMATION STATEMENT OR ANY PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY IBRD OR BY ANY DEALER, UNDERWRITER OR AGENT OF IBRD. NEITHER THIS INFORMATION STATEMENT NOR ANY SUPPLEMENTAL INFORMATION STATEMENT OR PROSPECTUS CONSTITUTES AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION.
                            ------------------------

THE INFORMATION STATEMENT CONTAINS FORWARD LOOKING STATEMENTS WHICH MAY BE IDENTIFIED BY SUCH TERMS AS "ANTICIPATES", "BELIEVES", "EXPECTS", "INTENDS" OR WORDS OF SIMILAR MEANING. SUCH STATEMENTS INVOLVE A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT ARE BASED ON CURRENT EXPECTATIONS, WHICH ARE SUBJECT TO RISKS AND UNCERTAINTIES BEYOND IBRD'S CONTROL. CONSEQUENTLY, ACTUAL FUTURE RESULTS COULD DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED.
                            ------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Availability of Information.................................      1
Summary Information.........................................      2
Financial Overview..........................................      4
Basis of Reporting..........................................      5
Development Activities......................................     10
Liquidity Management........................................     20
Funding Resources...........................................     22
Financial Risk Management...................................     27
Critical Accounting Policies................................     36
Results of Operations.......................................     36
Affiliated Organizations - IFC, IDA and MIGA................     40
Administration of IBRD......................................     40
The Articles of Agreement...................................     43
Legal Status, Privileges and Immunities.....................     43
Fiscal Year, Announcements, Allocation of Net Income and
  Audit Fees................................................     44
Glossary of Terms...........................................     45
Index to Financial Statements...............................     47